

THE **Coca-Cola** COMPANY

2024 Proxy Statement

Notice of Annual Meeting of Shareowners
Wednesday, May 1, 2024



THE COCA-COLA COMPANY
TABLE OF CONTENTS

QUESTIONS AND ANSWERS

Please see Questions and Answers in **Annex A** beginning on **page 120** for important information about the 2024 Annual Meeting of Shareowners (the "2024 Annual Meeting"), proxy materials, voting, Company documents, communications, and the deadlines to submit shareowner proposals and Director nominees for the 2025 Annual Meeting of Shareowners. Additional questions may be directed to Shareowner Services at (404) 676-2777 or **shareownerservices@coca-cola.com**.

Links to websites included in this Proxy Statement are provided solely for convenience purposes. Content on the websites, including content on our Company website, is not, and shall not be deemed to be, part of this Proxy Statement or incorporated herein or into any of our other filings with the Securities and Exchange Commission (the "SEC").

This Proxy Statement contains information that may constitute "forward-looking statements." Generally, the words "believe," "expect," "intend," "estimate," "anticipate," "project," "will" and similar expressions identify forward-looking statements, which generally are not historical in nature. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future, including statements regarding the administration of our equity incentive plans or expressing general views about future operating results, are forward-looking statements. Management believes that these forward-looking statements are reasonable as and when made. However, caution should be taken not to place undue reliance on any such forward-looking statements because such statements speak only as of the date when made. Our Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In addition, forward-looking statements are subject to certain risks and uncertainties that could cause our Company's actual results to differ materially from historical experience and our present expectations or projections. These risks and uncertainties include, but are not limited to, those described in Part I, "Item 1A. Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2023 (the "Form 10-K") and those described from time to time in our future reports filed with the SEC.

1

NOTICE OF 2024
ANNUAL MEETING OF SHAREOWNERS

DATE & TIME	VIRTUAL MEETING LOCATION	ANNUAL MEETING WEBSITE	RECORD DATE
Wednesday, May 1, 2024 8:30 a.m. Eastern Time	The 2024 Annual Meeting of Shareowners will be held exclusively online. Visit **https://meetnow. global/KO2024** to attend the meeting.	Access links to vote in advance, listen to video messages from certain of our Directors, submit questions in advance of the meeting and learn more about our Company at **www.coca-colacompany.com/annual-meeting-of-shareowners**.	Holders of record of our Common Stock as of March 4, 2024 are entitled to notice of, and to vote at, the meeting.

VOTING METHODS

Your vote is important to us. Whether or not you plan to participate in the 2024 Annual Meeting, we urge you to vote and submit your proxy in advance of the meeting using one of the following **advance voting methods**. Make sure to have your proxy card or voting instruction form in hand and follow the instructions.

Shareowners may also **vote during the meeting** by accessing the virtual meeting according to the instructions in question 2 on **page 120** of the attached Proxy Statement.

ADVANCE VOTING METHODS

Shareowners of Record
(shares registered on the books of the Company via Computershare)

INTERNET	PHONE	MAIL
www.investorvote.com/coca-cola	Call 1-800-652-VOTE or the telephone number on your proxy card	Sign, date and return your proxy card

Beneficial Owners
(shares held through your bank, brokerage account or other nominee)

INTERNET	PHONE	MAIL
www.proxyvote.com	Call 1-800-454-8683 or the telephone number on your voting instruction form	Sign, date and return your voting instruction form

Not all beneficial owners may vote at the web address and phone number provided above. If your control number is not recognized, please refer to your voting instruction form for specific voting instructions.

ITEMS OF BUSINESS

	OUR BOARD'S RECOMMENDATION	PAGE
COMPANY PROPOSALS		
1 Elect as Directors the 14 Director nominees named in the attached Proxy Statement to serve until the 2025 Annual Meeting of Shareowners.	✓ **FOR** each Director Nominee	**11**
2 Conduct an advisory vote to approve executive compensation.	✓ **FOR**	**52**
3 Approve The Coca-Cola Company 2024 Equity Plan.	✓ **FOR**	**90**
4 Approve The Coca-Cola Company Global Employee Stock Purchase Plan.	✓ **FOR**	**100**
5 Ratify the appointment of Ernst & Young LLP as Independent Auditors of the Company to serve for the 2024 fiscal year.	✓ **FOR**	**110**
SHAREOWNER PROPOSALS		
6 Vote on a shareowner proposal requesting a report on risks created by the Company's diversity, equity and inclusion efforts.	⊗ **AGAINST**	**114**
7 Vote on a shareowner proposal requesting a report on non-sugar sweeteners.	⊗ **AGAINST**	**116**
8 Vote on a shareowner proposal requesting a report on risks caused by the decline in the quality of accessible medical care.	⊗ **AGAINST**	**118**

Shareowners will also transact such other business as may properly come before the meeting and at any adjournments or postponements of the meeting.

The 2024 Annual Meeting will be held exclusively online via live webcast. Our virtual format leverages the latest technology to provide expanded access to shareowners, while providing shareowners the same rights and opportunities as they would have at an in-person meeting. For the past several years, we have received consistent positive feedback regarding our virtual format. This format allows shareowners to attend a greater number of companies' annual meetings, from any location around the world, at no cost to them. While you will not be able to attend the meeting at a physical location, as a shareowner of The Coca-Cola Company, you will be able to attend the meeting online, vote your shares electronically and submit questions during the meeting.

To attend the 2024 Annual Meeting, visit **https://meetnow.global/KO2024**. For more information on how to participate in the 2024 Annual Meeting, please see **Annex A** of the attached Proxy Statement beginning on **page 120**.

An electronic list of shareowners of record as of the record date will be available for inspection by shareowners for any purpose germane to the meeting from April 20 through April 30, 2024. To access the electronic list during this time, please send your request, along with proof of ownership, by email to **shareownerservices@coca-cola.com**. You will receive confirmation of your request and instructions on how to view the electronic list. Please see question 23 on **page 125** of the attached Proxy Statement for more information.

We are making the Proxy Statement and the form of proxy first available on or about March 18, 2024.

By Order of the Board of Directors

Jennifer D Manning

JENNIFER D. MANNING
Corporate Secretary and
Senior Vice President, Associate General Counsel
March 18, 2024

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2024 ANNUAL MEETING OF SHAREOWNERS TO BE HELD ON MAY 1, 2024:

The Notice of Annual Meeting, Proxy Statement and Annual Report on Form 10-K for the year ended December 31, 2023 are available free of charge at **www.edocumentview.com/coca-cola.**

2

LETTER FROM
OUR CHAIRMAN AND CHIEF EXECUTIVE OFFICER



“We relentlessly pursue growth. We work to exceed the expectations of our consumers, customers, communities and employees.

To My Fellow Shareowners:

On behalf of the Board of Directors and the Coca-Cola team, thank you for your investment.

We’re coming off another solid year in which our Company delivered strong growth and continued the momentum we’ve been building for several years. We achieved these results in the midst of many factors beyond our control, from inflation to currency headwinds to geopolitical tensions.

We navigated these challenges by focusing on what’s in our control, and we made steady progress on our journey as a total beverage company.

Our priorities are clear and unwavering – we refresh the world and make a difference.

Our global system of more than 700,000 people continues to win in more than 200 countries and territories with incredibly diverse operating environments.

Looking ahead, I’m inspired by the growth opportunities we see and our system’s steadfast focus on the future. We have 138 years of history but we see so much future opportunity for continued growth.

Delivering Growth

Our all-weather strategy remains focused on driving our top-line revenue and delivering stronger bottom-line returns. I’m confident in our ability to continue the Company’s sustainable growth. This starts with our portfolio of brands, combined with a refreshed marketing model and our system’s alignment around key goals and capabilities, including revenue growth management and improved integrated execution.

We’ve gotten better and better at using data from the marketplace, both from our own research and from external sources. We’re converting that knowledge into sales.

We have strong execution that caters to local consumer preferences, thanks to our powerful global system of independent bottlers. Our system is stronger than ever, with shared objectives. Collectively, we continue to invest for long-term growth.

Dynamic Portfolio and Innovation

We craft meaningful brands and a choice of drinks that people love. We’re leading the growth of a thriving beverage industry across categories and regions.

We do this by remaining relentlessly consumer-centric. As consumer needs evolve, we’re positioned to serve those needs through our strong portfolio. With a long-term perspective, our system is focused on pursuing growth by building brands that consumers will choose each and every week of the year.

To stay relevant, our total beverage portfolio must be dynamic. We continue to both streamline and expand. We move on from brands that don’t show the potential to scale, freeing up resources to invest in stronger opportunities.

One of our key objectives is to closely follow consumer trends globally so we’re able to address changing needs and habits. This drives our innovation agenda.

For example, in 2023, we launched limited-time offerings with Coke Creations, including Coca-Cola Y3000 Zero Sugar, a futuristic flavor co-created with human and artificial intelligence. The foundational goal for Coke Creations is to engage with a new generation of consumers.

Innovation is a key enabler in creating new value. It includes creating new products and brand extensions, as well as the development of more sustainable packaging, more efficient equipment and the use of technology to improve our business.

We expanded our alcohol ready-to-drink beverages portfolio with Jack Daniel’s & Coca-Cola. We also announced Absolut & Sprite, which recently launched in Europe.

We continued to grow fairlife in 2023, including breaking ground on a new, state-of-the-art production facility in New York. Costa Coffee also had good momentum in its United Kingdom retail business.

Innovating for Growth and Digital Transformation

Our digital transformation is a foundational part of our ambitious growth strategy. We believe it will create value for consumers and customers, as well as across our enterprise and the overall Coca-Cola system.

We're on a multi-year – in fact, multi-decade – journey to embed and embrace the power of digital in every aspect of our business.

For example, we've undergone a bold marketing transformation, and digital is a significant piece of our roadmap. We're rapidly and more effectively engaging directly with consumers through experiences focused on passion points. We're continuing to shift our spending, and our digital mix has gone from less than 30% in 2019 to approximately 60% of our total media spend in 2023.

Generative artificial intelligence also has immense potential for our business and the industry, from marketing to how we work as an enterprise. We're committed to being at the forefront of AI experimentation, learning and implementation.

We intend to be a leader in using AI to support our marketing agenda and enhance overall operational effectiveness. We're embracing the need to take risks, responsibly experiment with AI across our system, and build on what we learn to drive scale.

Sustainable Business

We're investing in solutions and making progress through collective action with industry partners, nonprofits and governments to create a better shared future.

Each year, we publish a Business & Sustainability Report to share our progress and learnings.

Water is a priority for the Company because it is essential to individuals, our beverages, our agricultural supply chain and the communities we serve. It's also critical to public health, food security, ecosystem and the climate. We've replenished more than 100% of the water used in our finished beverages every year since 2015. This means that for every drop of water we use in our finished beverages, we return at least one back to nature and communities.

We care about the impact of every drink we sell. Our World Without Waste initiative – launched in 2018 – is designed to drive systemic change through a circular economy for our packaging. We have a number of goals, including to recover a bottle or can for every one we sell by 2030 and then to recycle and reuse it.

Taking well-informed action to help address climate change is a priority for our Company. We're working to reduce the Coca-Cola system's greenhouse gas emissions and build resilience in our business, value chain and local communities.

The World Belongs to the Discontented

Finally, I want to talk about the competitive advantage that truly drives us. Our Company is always building for the future. As our legendary former Chairman Robert Woodruff said, "The world belongs to the discontented." We relentlessly pursue growth. We work to exceed the expectations of our consumers, customers, communities and employees. When we do this, it leads to results for you, our shareowners.

I'm inspired by what we've accomplished and excited about the promise of our future.

> **" We're rapidly and more effectively engaging directly with consumers through experiences focused on passion points.**



JAMES QUINCEY
Chairman and Chief Executive Officer
The Coca-Cola Company

3   REFRESH THE WORLD.
MAKE A DIFFERENCE.

Our Company

The Coca-Cola Company (the "Company") is a total beverage company with products sold in more than 200 countries and territories. Our Company's purpose is to refresh the world and make a difference. Our brands include:



SPARKLING SOFT DRINKS
Coca-Cola, Diet Coke/Coca-Cola Light, Coca-Cola Zero Sugar, Fanta, Fresca, Schweppes*, Sprite and Thums Up



JUICE, VALUE-ADDED DAIRY AND PLANT-BASED BEVERAGES
AdeS, Del Valle, fairlife, innocent, Minute Maid, Minute Maid Pulpy and Simply



WATER, SPORTS, COFFEE AND TEA
Aquarius, Ayataka, BODYARMOR, Ciel, Costa, Dasani, doğadan, FUZE TEA, Georgia, glacéau smartwater, glacéau vitaminwater, Gold Peak, I LOHAS, Powerade and Topo Chico



EMERGING
Absolut & Sprite, Jack Daniel's & Coca-Cola, Lemon-Dou, Schweppes Premium Drinks, Simply Spiked** and Topo Chico Hard Seltzer**

* Schweppes is owned by the Company in certain countries outside the United States.

** In the United States and Canada, the Company authorizes third parties to use certain Topo Chico Hard Seltzer and Simply Spiked trademarks and related intellectual property in the production, distribution, marketing and sale of Topo Chico Hard Seltzer and Simply Spiked, as applicable.

> **LEARN MORE ABOUT OUR COMPANY**
>
> You can learn more about the Company by visiting our website, **www.coca-colacompany .com**. We also encourage you to read our latest Form 10-K, available at **www.coca-colacompany.com/annual-meeting-of-shareowners**.
>
> The Company's principal executive offices are located at One Coca-Cola Plaza, Atlanta, Georgia 30313.

The Coca-Cola System

We make our branded beverage products available to consumers throughout the world through our network of independent bottling partners, distributors, wholesalers and retailers as well as our consolidated bottling and distribution operations. Consumers enjoy finished beverage products bearing trademarks owned by or licensed to us at a rate of 2.2 billion servings per day.

SYSTEM PARTNERS	
~200 Bottling Partners	**~950** Production Facilities
~31M Customer Retail Outlets	**2.2BN** Servings a Day

2023 Financial Highlights

REVENUE GROWTH		OPERATING INCOME GROWTH		EARNINGS PER SHARE GROWTH		CASH FLOW		DIVIDENDS PAID
6% ↗	12% ↗	4% ↗	16% ↗	13% ↗	8% ↗	$11.6 BN	$9.7 BN	$8.0 BN
Reported Net Operating Revenues vs. 2022	Organic Revenues vs. 2022 (Non-GAAP)	Reported Operating Income vs. 2022	Comparable Currency Neutral Operating Income vs. 2022 (Non-GAAP)	Reported Earnings Per Share ("EPS") vs. 2022	Comparable EPS vs. 2022 (Non-GAAP)	Cash Flow from Operations	Free Cash Flow (Non-GAAP)	Returned to Shareowners

Organic revenues is a non-GAAP financial measure that excludes or has otherwise been adjusted for the impact of acquisitions, divestitures and structural changes, as applicable, and the impact of fluctuations in foreign currency exchange rates. Comparable currency neutral operating income is a non-GAAP financial measure that excludes or has otherwise been adjusted for items impacting comparability and the impact of fluctuations in foreign currency exchange rates. Comparable EPS is a non-GAAP financial measure that excludes or has otherwise been adjusted for items impacting comparability. Free cash flow is a non-GAAP financial measure that represents net cash provided by operating activities less purchases of property, plant and equipment. See **Annex C** on **page 131** for reconciliations of non-GAAP financial measures to our results as reported under generally accepted accounting principles in the United States ("GAAP").

Our Strategy

We are a networked global organization that combines the benefits of scale with deep local intimacy required to win in the marketplace. We deliver results through many different operating environments by continuously improving our world-class marketing and innovation, revenue growth management and integrated execution with our franchise bottling partners.


Stewarded Portfolio
Investing to capture every consumption occasion
Stepped-Up Strategy
Investing in key enablers to spin our flywheels faster
Strengthened Organization
Investing in our networked organization to support future growth
TOTAL BEVERAGE COMPANY
TOPLINE
BRAND BUILDING
INNOVATION
EXECUTION
REVENUE GROWTH MANAGEMENT
RETURNS
CASH FLOW GENERATION
RESOURCE ALLOCATION
ASSET OPTIMIZATION
MARGIN EXPANSION
OUR VISION:
LOVED BRANDS
DONE SUSTAINABLY
FOR A BETTER SHARED FUTURE
OUR NETWORKED STRUCTURE:
CENTER FUNCTIONS
GLOBAL
CATEGORIES
PLATFORM SERVICES
OPERATING UNITS
R&D CENTER

2023 Business Highlights

In 2023, we achieved our near-term goals while positioning our business for the long term. Despite a challenging external backdrop, we grew volume in every quarter and delivered strong EPS growth for the year. We achieved this by winning on a local level, maintaining flexibility on a global level and reinvesting to build our capabilities for the long term. We remain committed to driving growth across our business and delivering on our purpose to refresh the world and make a difference.

Highlights from 2023 include the following:

DRIVING QUALITY LEADERSHIP ACROSS OUR PORTFOLIO

Coca-Cola Trademark gained both volume and value share, and we grew **Coca-Cola Zero Sugar** unit case volume by 5%. According to Kantar, Coca-Cola brand value increased $8 billion and is now the 10th most valuable brand in the world, up seven spots from 2022.

Sparkling Flavors, which consists of brands such as Sprite, Fanta and Schweppes and regional brands such as Thums Up, gained overall volume and value share. According to Morning Consult, Sprite was named as the #1 beverage brand for Gen Z drinkers in the U.S.

Juice, Value-Added Dairy and Plant-Based Beverages gained volume and value share. We grew fairlife volume by double digits year-over-year.

Water, Sports, Coffee and Tea benefitted from strong performance in brands such as Fuze Tea, Topo Chico and Ciel.

We continued our test-and-learn approach in **alcohol ready-to-drink beverages**. Jack Daniel's & Coca-Cola was available in 14 markets globally at the end of 2023.

IMPROVING EXECUTION ACROSS ALL ELEMENTS OF OUR STRATEGY

We activated Studio X, the **digital ecosystem that integrates marketing disciplines** and standardizes data and technology. Our digital mix has increased from less than 30% in 2019 to approximately 60% of our total media spend in 2023. We were named one of the Top 10 most innovative companies in augmented and virtual reality by Fast Company.

We **invested in innovation to improve our products, packaging and equipment**. This includes investing to drive taste superiority across our total beverage portfolio. With respect to our packaging, we're improving performance while reducing plastic usage. Over 40 markets have at least one product sold in 100% recycled polyethylene terephthalate ("rPET") packaging, excluding cap and label.

We applied our **revenue growth management** and **execution capabilities** to deliver 2% volume growth despite inflationary pressures. By offering a total beverage portfolio in the right packages and at the right price points, we're driving category expansion.

BUILDING A STRENGTHENED ORGANIZATION

We continue to make progress on our **refranchising journey**. In 2023, we completed the refranchising of Company-owned bottling operations in Vietnam, sold our stakes in the bottlers in Pakistan and Indonesia, and signed an agreement to sell our bottling operations in the Philippines.

Along with eight of our bottling partners, we created a **first-of-its-kind sustainability-focused venture capital fund**. Helping to reduce the Coca-Cola system's carbon footprint is a top priority for this fund, so it will initially prioritize the following areas: packaging, heating and cooling, facility decarbonization, distribution and supply chain.

We **enhanced our learning and related technologies** to support our employees' career growth. Our 2023 Culture & Engagement Survey results underscore the strong levels of employee pride and growth opportunities, with a strong number of respondents saying they are proud to work at The Coca-Cola Company and see good opportunities to learn and grow in their roles.

Human Capital

Our people and our culture are critical business priorities, and we strive to be a global employer of choice that attracts and retains high-performing talent with the passion, skills and mindsets to drive us on our purpose to refresh the world and make a difference. We are committed to building an equitable and inclusive culture that inspires and supports the growth of our employees, serves our communities and shapes a strong and more sustainable business.

2023 NOTABLE WORKPLACE ACCOLADES

Ranked 15th in Fortune's annual ranking of the **World's Most Admired Companies**

Recognized as 2023 **Top Employer of Choice** by American Opportunity Index

Included in the **2023 Bloomberg Gender-Equality Index**

Earned a **100% score** on the **Human Rights Campaign's Corporate Equality Index** for the 17th consecutive year

Ranked in **Forbes' annual World's Top Companies for Women**

Received the **CEO Excellence in Gender Equity and Diversity** Award by the Women Business Collaborative

Ranked in the **90th percentile** in the Disability Equality Index for Best Places to Work by Disability:IN

OUR HUMAN CAPITAL PILLARS

LEADERSHIP, TALENT AND DEVELOPMENT



Our strategy is anchored in helping all employees grow and thrive within, and beyond, the Coca-Cola system. We are prioritizing development, increasing transparency and introducing more flexibility and choice to help employees achieve their career aspirations and to build a more agile, productive and empowered workforce. We focus on hiring and developing capable and diverse talent that reflects the markets we serve, along with investing in inspirational leadership, providing learning opportunities and building capabilities that equip our global workforce with the skills they need, all of which enhance and improve engagement and retention. We support all employees as leaders to be role models, to set the agenda for themselves and their teams, and to help people develop and grow – creating an environment for everyone to thrive.

DIVERSITY, EQUITY AND INCLUSION



The Coca-Cola Company is for everyone. We believe that a diverse, equitable and inclusive workplace that reflects the markets we serve is a strategic business priority that is critical to the Company's continued growth and success. We aim to create access to equal opportunities for our employees, become more inclusive and create a culture where all our people thrive. We embrace differences in backgrounds. We encourage authenticity, curiosity and accountability. We enable the conditions for learning, challenge, progress and growth.

Our global diversity, equity and inclusion strategy is centered around three long-term ambitions. We continue to pursue and operationalize initiatives consistent with these ambitions that align with our business strategy.


Aspire to develop a workforce that reflects the markets we serve

1


Enable an inclusive culture where all employees thrive

2


Advance equity and access within our business, communities and the marketplace

3

HUMAN RIGHTS



Respect for human rights is a fundamental value of our Company. We strive to align our policies and practices with the UN Guiding Principles on Business and Human Rights across our value chain. We aim to meaningfully improve the lives we touch around the world.

CULTURE AND ENGAGEMENT



Each employee, leader and function across our Company contributes to our growth culture, which is grounded in our Company's purpose. Our leaders are the stewards of culture change. We focus on four key growth behaviors – being curious, empowered, inclusive and agile – and we value how we work as much as what we achieve. Through our behaviors, actions and outcomes, we embody and shape the culture of the Company. We believe our culture enables our Company's business strategy and shapes employee experiences.

BUSINESS INTEGRITY



Our Code of Business Conduct for employees and Code of Business Conduct for suppliers are both grounded in our commitment to do the right thing. They serve as the foundation of our approach to ethics and compliance, and our anti-corruption compliance program is focused on conducting business in a fair, ethical and legal manner.



Our people and culture agendas are key priorities of the Board of Directors (the "Board"). Through the Talent and Compensation Committee, the Board provides oversight of the Company's policies and strategies relating to talent, leadership and culture, including diversity, equity and inclusion. See **page 35** for information regarding the Board's oversight of human capital.

Sustainability

Our purpose is to refresh the world and make a difference. We are a total beverage company with ambitious sustainability goals that aim to drive business growth and create a better shared future. We use the strengths of our business to invest in solutions that help our operations, our value chain and local communities adapt to change and build long-term success.

We report progress in the following sustainability areas: water stewardship; portfolio; circular economy of packaging; climate; sustainable agriculture; and people and communities, which includes human and workplace rights and diversity, equity and inclusion. Through internal and external stakeholder engagement, we have identified the highest-priority issues for the Company, allowing us to grow our business while mitigating risk. Working collaboratively with our bottling partners and stakeholders at every stage of our value chain, we look to integrate sustainability considerations into our daily actions.



WATER

Water is a priority for the Company because it is essential for individuals, our beverages, our agricultural value chain and the communities we serve. Our ability to grow our business, as well as communities' capacity to thrive, depends on access to clean water. That's why our 2030 water strategy focuses on increasing water security. We know local water resources are impacted by changing weather patterns. Our strategy seeks to build greater resilience in the watersheds where scarcity impacts our business, supply chain and communities.



PORTFOLIO

We are a total beverage company, which includes offering more choices with less sugar, giving consumers portion-control package sizes and providing clear nutrition information. We are listening to consumers, and we understand that people around the world have an increased interest in managing the foods and beverages they consume. Within our portfolio of brands, we are taking action by offering consumers more choices with less added sugar, reducing package sizes to enable portion control and promoting our low- and no-calorie beverages, all while responsibly marketing our products and providing clear nutrition information so our consumers can make informed choices.



PACKAGING

Our vision is to make packaging part of a circular economy, thereby keeping it out of landfills and the environment. Our World Without Waste program focuses on creating a circular economy for our packaging materials, which means designing out waste and ensuring that our packages are reused and recycled. We're doing this by using more recycled content, developing plant-based materials, lightweighting our packages and expanding our refillable business model, which supports our increased empty bottle collection goal.



CLIMATE

We look for ways to reduce carbon emissions across the Coca-Cola value chain. We do this by analyzing and prioritizing the sources of greenhouse gas emissions across our value chain and by partnering with stakeholders to drive down emissions. We are making progress toward our science-based reduction target of 25% by 2030 against a 2015 baseline, and our ambition is to achieve net zero emissions by 2050.



AGRICULTURE

Our goal is to source our priority ingredients sustainably. Our products and some of our packaging are made from a wide variety of agricultural ingredients which we source from around the world. By working with our suppliers to reduce water use and conserve nature, we are increasing the resilience of our supply chain and supporting producers and farm workers.



PEOPLE & COMMUNITIES

We invest to improve people's lives and create a better shared future for local communities. We are focused on providing access to equal opportunity and fostering belonging both in our workplaces and the local communities we proudly serve.

To learn more about the Company's sustainability efforts, including our comprehensive goals, please view our Business & Sustainability Report on the Company's website, by visiting **www.coca-colacompany.com/sustainability**.

 The Board, through the Corporate Governance and Sustainability Committee, oversees the Company's sustainability strategies and initiatives, including the Company's short- and long-term goals. See **page 35** for information regarding the Board's oversight of sustainability matters.

4

THE COCA-COLA COMPANY
VOTING ROADMAP

ITEM
1

Election of Directors



Our Board recommends a vote FOR each Director nominee

The Board and the Corporate Governance and Sustainability Committee believe that the 14 Director nominees possess the necessary qualifications and experiences to provide quality advice and counsel to the Company's management and effectively oversee the business and the long-term interests of shareowners.

→ See **page 11** for further information

ITEM
2

Advisory Vote to Approve Executive Compensation



Our Board recommends a vote FOR this item

The Company seeks a non-binding advisory vote to approve the compensation of its Named Executive Officers as described in the Compensation Discussion and Analysis beginning on **page 55** and the Compensation Tables beginning on **page 72**.

→ See **page 52** for further information

ITEM
3

Approval of The Coca-Cola Company 2024 Equity Plan



Our Board recommends a vote FOR this item

Shareowners are being asked to approve The Coca-Cola Company 2024 Equity Plan to allow the Company to continue making equity awards to our leaders and certain high performing employees. Equity compensation is a critical component of our rewards philosophy as it directly aligns the interests of those most responsible for driving the long-term profitable growth of the Company with those of our shareowners.

→ See **page 90** for further information

ITEM
4

Approval of The Coca-Cola Company Global Employee Stock Purchase Plan



Our Board recommends a vote FOR this item

Shareowners are being asked to approve The Coca-Cola Company Global Employee Stock Purchase Plan (the "GESPP"). The GESPP is an important employee benefit that enables employees to become long-term shareowners of the Company.

→ See **page 100** for further information

ITEM
5

Ratification of the Appointment of Ernst & Young LLP as Independent Auditors



Our Board recommends a vote FOR this item

The Board and the Audit Committee believe that the retention of Ernst & Young LLP to serve as the Company's Independent Auditors for the fiscal year ending December 31, 2024 is in the best interests of the Company and its shareowners. As a matter of good corporate governance, shareowners are being asked to ratify the Audit Committee's selection of the Independent Auditors.

→ See **page 110** for further information

SHAREOWNER PROPOSALS:

ITEMS
6-8



Our Board recommends a vote AGAINST each of the shareowner proposals

Three proposals were submitted by shareowners, which will each be voted on if the shareowner proponent, or a representative who is qualified under state law, is present and submits the proposal for a vote.

→ See **page 113** for further information

---

5 THE COCA-COLA COMPANY
GOVERNANCE

     

> " **We believe we best accomplish our duties as Directors when we proactively listen to, seek to understand and consider the opinions of our shareowners.**

Letter from the Corporate Governance and Sustainability Committee

One of the responsibilities of the Corporate Governance and Sustainability Committee is oversight of our Company's year-round shareowner engagement program.

We understand that many of our investors seek a line of sight into decisions made in the boardroom. At the same time, we believe we best accomplish our duties as Directors when we proactively listen to, seek to understand and consider the opinions of our shareowners.

We engage with our shareowners and the broader corporate governance community through a year-round engagement program, which is management-led and overseen by this Committee. Our engagement program is designed to address questions and concerns, provide perspective on Company policies and practices, seek shareowner input, and incorporate that input as appropriate.

Board Refreshment

Shareowners consistently highlight board refreshment as an important area of focus. This Committee is responsible for recommending to the Board a slate of nominees for election at each Annual Meeting of Shareowners. Our Board is composed of a highly capable group of Directors that are well-equipped to oversee the success of the business and effectively represent the interests of our shareowners, and we are committed to ensuring it remains this way. We are pleased that in the past five years, four new Directors have joined the Board and six have rotated off the Board.

The Directors standing for election at the upcoming 2024 Annual Meeting have deep and varied experiences related to matters that are key to our business success. These include experience in finance, risk oversight, executive leadership, government, our industry, marketing, innovation, digital and technology, emerging markets, strategy development and sustainability. Their profiles begin on **page 19** of this Proxy Statement.

Board Leadership Structure

We recognize that Board leadership structure is an important priority for many of our shareowners. We believe that strong, independent

Board leadership goes hand-in-hand with building long-term shareowner value. Each year, this Committee discusses our Board leadership structure, including whether the position of Chair should be held by the Chief Executive Officer or by a separate individual.

Today, we believe the Company's Board leadership structure with a combined Chair and Chief Executive Officer, balanced by a strong Lead Independent Director, and Committees comprised entirely of independent directors (other than our Executive Committee) deliver the best results for our business. We discuss this more fully on **page 36** of this Proxy Statement.

Sustainability

Investors and stakeholders are increasingly focused on sustainability matters. We acknowledge that the Company has a role to play in developing and implementing solutions that help build resilience across its business. This Committee oversees the Company's sustainability strategies and initiatives and supports the Company's ambitious sustainability goals, which aim to drive business growth and create a better shared future. The Board also works closely with the Audit Committee and the Talent and Compensation Committee on certain related sustainability matters that befit the role of those committees.

Through investor engagement and engagement with the broader stakeholder community, the Company has identified the highest-priority sustainability issues for the Company. Working collaboratively with its bottling partners and stakeholders at every stage of the value chain, the Company aims to integrate sustainability considerations into its daily actions.

Communicating with the Board

We value your input and encourage you to share your thoughts or concerns with us. See **page 44** of this Proxy Statement for information on how shareowners can communicate with Directors.

MARIA ELENA LAGOMASINO Chair	HERB ALLEN	ANA BOTÍN	BARRY DILLER	ALEXIS M. HERMAN	DAVID B. WEINBERG

ITEM 1 — ELECTION OF DIRECTORS

THE BOARD OF DIRECTORS RECOMMENDS A VOTE **FOR** EACH NOMINEE

WHAT AM I VOTING ON?

The Board of Directors, upon the recommendation of the Corporate Governance and Sustainability Committee, has nominated the following 14 individuals for election to the Board for a one-year term. If elected, each Director nominee will hold office until the 2025 Annual Meeting of Shareowners and until his or her successor is elected and qualified.

- Herb Allen
- Marc Bolland
- Ana Botín
- Christopher C. Davis
- Barry Diller
- Carolyn Everson
- Helene D. Gayle
- Thomas S. Gayner
- Alexis M. Herman
- Maria Elena Lagomasino
- Amity Millhiser
- James Quincey
- Caroline J. Tsay
- David B. Weinberg

All nominees are independent under the New York Stock Exchange (the "NYSE") corporate governance rules, except for James Quincey, our Chairman and Chief Executive Officer (see Director Independence and Related Person Transactions beginning on **page 48**). Each of the Director nominees was elected by shareowners at the 2023 Annual Meeting of Shareowners, other than Mr. Gayner, who was elected to the Board after the meeting. Mr. Gayner was identified as a potential Director by the Corporate Governance and Sustainability Committee, which determined that he was qualified under the Committee's criteria. Mr. Gayner joined the Board in July 2023.

We have no reason to believe that any of the nominees will be unable or unwilling to serve, if elected. However, if any nominee should become unable for any reason or unwilling for good cause to serve, proxies may be voted for another person nominated as a substitute by the Board, or the Board may reduce the number of Directors.

Our 2024 Director Nominees



DAVID B. WEINBERG, 72
Chairman and Chief Executive Officer, Judd Enterprises, Inc.
Tenure: 9 years
Other Public Boards: 0
Committee Membership:
(A) (G)

JAMES QUINCEY, 59
Chairman and Chief Executive Officer, The Coca-Cola Company
Tenure: 7 years
Other Public Boards: 1
Committee Membership:
(E)

CAROLINE J. TSAY, 42
Technology Company Advisor/
Limited Partner of Venture Capital Funds
Tenure: 6 years
Other Public Boards: 1
Committee Membership:
(A)

HERB ALLEN, 56
President, Allen & Company LLC
Tenure: 2 years
Other Public Boards: 1 (alternate)
Committee Membership:
(G) (F)

AMITY MILLHISER, 60
Former Partner and Vice Chair, PricewaterhouseCoopers LLP
Tenure: 8 months
Other Public Boards: 0
Committee Membership:
(A)

MARC BOLLAND, 64
Senior Advisor, Blackstone Group International Partners LLP
Tenure: 9 years
Other Public Boards: 1
Committee Membership:
(A)

13/14 INDEPENDENT DIRECTORS

MARIA ELENA LAGOMASINO, 74
Lead Independent Director
Chief Executive Officer and Managing Partner, WE Family Offices
Tenure: 15 years
Other Public Boards: 1
Commitee Membership:
(T) (G) (E)

ANA BOTÍN, 63
Executive Chair, Banco Santander, S.A.
Tenure: 11 years
Other Public Boards: 2[1]
Committee Membership:
(G) (F)

Committees:

(A) Audit

(T) Talent and Compensation

(G) Corporate Governance and Sustainability

(F) Finance

(E) Executive

● Chair   ○ Member

ALEXIS M. HERMAN, 76
Chair and Chief Executive Officer, New Ventures LLC
Tenure: 16 years
Other Public Boards: 1
Committee Membership:
(T) (G)

CHRISTOPHER C. DAVIS, 58
Chairman, Davis Selected Advisers, L.P.
Tenure: 6 years
Other Public Boards: 5[2]
Committee Membership:
(A) (F)

THOMAS S. GAYNER, 62
Chief Executive Officer, Markel Group Inc.
Tenure: 8 months
Other Public Boards: 3[4]
Committee Membership:
(F)

BARRY DILLER, 82
Chairman and Senior Executive, IAC Inc. and Expedia Group, Inc.
Tenure: 22 years
Other Public Boards: 3[3]
Committee Membership:
(G) (F) (E)

HELENE D. GAYLE, 68
President, Spelman College
Tenure: 11 years
Other Public Boards: 2
Committee Membership:
(T)

CAROLYN EVERSON, 52
Senior Advisor, Permira
Tenure: 2 years
Other Public Boards: 2
Committee Membership:
(T)

[1] Consists of Banco Santander, S.A. and its wholly owned subsidiary, Santander Holdings USA, Inc.

[2] Includes investment company directorships in Selected Funds, Davis Funds and Clipper Funds Trust, three fund complexes which are advised by Davis Selected Advisers, L.P. and other entities controlled by Davis Selected Advisers, L.P.

[3] Includes directorships on the boards of Expedia Group, Inc. and MGM Resorts International, which are integrally related to Mr. Diller's role at IAC Inc.

[4] Includes investment company directorship in Davis Funds, a fund complex which is advised by Davis Selected Advisers, L.P.

Snapshot of 2024 Director Nominees

BUILDING THE RIGHT BOARD FOR THE COCA-COLA COMPANY

NOMINEE SKILLS   The right skills to guide our business strategy and constructively challenge management

 **14** High Level of Strategic and Financial Experience

 **9** Marketing Experience

 **7** Innovation/Digital and Technology Experience

 **12** Broad International Exposure/Emerging Market Experience

 **8** Sustainability Experience

 **8** Governmental or Geopolitical Expertise

 **14** Risk Oversight/Management Expertise

 **5** Extensive Knowledge of the Company's Business and/or Industry

 **14** Relevant Senior Leadership/Chief Executive Officer Experience

NOMINEE DEMOGRAPHICS   The Board strives to maintain an appropriate balance of age, tenure and diversity

Age



6 ≤ 60 Years   **4** 61-70 Years   **4** > 70 Years

Tenure



4 0-3 Years   **3** 4-7 Years   **2** 8-10 Years   **5** >10 Years

Diversity



50% Women

40% Women Committee Chairs

29% Ethnic/Racial Diversity

21% Citizen of Another Country

Governance Highlights

We are committed to good corporate governance, which promotes the long-term interests of shareowners, strengthens Board and management accountability and helps build public trust in the Company. Our governance framework includes the following highlights:

BOARD PRACTICES

- 13 of 14 Director nominees independent
- Demonstrated commitment to Board refreshment (in past five years, four new Directors have joined and six Directors have rotated off the Board)
- Demonstrated commitment to periodic committee refreshment and committee chair succession
- Robust Director nominee selection process
- Regular Board, committee and Director evaluations
- Market-standard Director "overboarding policy"
- Annual election of Directors with majority voting standard in uncontested elections
- Lead Independent Director elected by the independent Directors, with robust duties and oversight responsibilities
- Independent Audit, Compensation, Governance and Finance Committees
- Regular executive sessions of non-employee Directors
- Strategy and risk oversight by full Board and committees
- Regular review and assessment of committee responsibilities

SHAREOWNER MATTERS

- Long-standing, year-long active shareowner engagement
- Annual "say-on-pay" advisory vote
- Majority voting with resignation policy for Directors in uncontested elections
- Proxy access right
- Shareowner right to call special meetings

OTHER BEST PRACTICES

- Long-standing commitment to, and Board oversight of, sustainability matters
- Board oversight of human capital management, including culture and diversity, equity and inclusion
- Transparent public policy engagement
- Robust stock ownership guidelines for executive officers and stock holding requirements for Directors
- Anti-hedging, anti-short sale and anti-pledging policies
- Clawback policy for incentive awards

Board Membership Criteria

The Board and the Corporate Governance and Sustainability Committee believe that there are general qualifications that all Directors must exhibit and other key qualifications and experiences that should be represented on the Board as a whole but not necessarily by each individual Director.

QUALIFICATIONS REQUIRED OF ALL DIRECTORS

The Board and the Corporate Governance and Sustainability Committee require that each Director be a recognized person of high integrity with a proven record of success in his or her field and be able to devote the time and effort necessary to fulfill his or her responsibilities to the Company. Each Director must demonstrate innovative thinking, familiarity with and respect for corporate governance requirements and practices, an appreciation of multiple cultures, and a commitment to sustainability and to dealing responsibly with social issues. In addition, potential Director candidates are interviewed to assess intangible qualities, including the individual's ability to ask difficult questions and, simultaneously, to work collegially.

KEY QUALIFICATIONS AND EXPERIENCES TO BE REPRESENTED ON THE BOARD

The Board has identified key qualifications and experiences that are important to be represented on the Board as a whole, in light of the Company's business strategy and expected future business needs. The table below summarizes how these key qualifications and experiences are linked to our Company's core business needs and priorities.

CORE BUSINESS NEEDS AND PRIORITIES	KEY QUALIFICATIONS AND EXPERIENCES	
The Company's business is multifaceted and involves **complex financial transactions** in many countries and in many currencies. →	**High Level of Strategic and Financial Experience**	**Relevant Senior Leadership/Chief Executive Officer Experience**
The Company seeks to develop and deploy the **world's most effective marketing** to support our brands. →	**Marketing Experience**	
Innovation, technology and digitalization are critical components to **enhancing connections with the Company's customers and consumers**, delivering value by better understanding their needs, tailoring portfolio offerings and improving execution. →	**Innovation/Digital and Technology Experience**	
The Company's business is truly **global and multicultural**, with its products sold in more than 200 countries and territories around the world. →	**Broad International Exposure/ Emerging Market Experience**	
The Company's business requires **compliance with a variety of regulatory requirements** across a number of countries and the ability to maintain relationships with various governmental entities and nongovernmental organizations. →	**Governmental or Geopolitical Expertise**	
The Company's business is a complicated global enterprise, and most of the Company's products are **manufactured and sold by bottling partners around the world**. →	**Extensive Knowledge of the Company's Business and/or Industry**	
The Board's responsibilities include understanding and **overseeing the various risks** facing the Company and ensuring that appropriate policies and procedures are in place to effectively manage risk. →	**Risk Oversight/Management Expertise**	
As a foundational step in how we conduct business and develop our corporate strategy, our Company focuses on **advancing high-priority sustainability initiatives**, including key initiatives around such issues as water; portfolio; packaging; climate; agriculture; and people and communities, which includes human and workplace rights and diversity, equity and inclusion. →	**Sustainability Experience**	

CONSIDERATION OF DIVERSITY

The Board does not have a specific diversity policy but fully appreciates the value of Board diversity. The Board understands diversity to broadly encompass the range of backgrounds, experiences, skill sets and perspectives that Directors bring to the Board. Diversity is important because having a variety of points of view improves the quality of dialogue, contributes to a more effective decision-making process and enhances overall culture in the boardroom.

In evaluating candidates for Board membership, the Board and the Corporate Governance and Sustainability Committee consider many factors based on the specific needs of the business and what is in the best interests of the Company's shareowners. When seeking candidates to consider for Director roles, the Board and the Corporate Governance and Sustainability Committee strive to develop a diverse pool of candidates, including based on professional experience, race, ethnicity, gender, age and cultural background. In addition, the Board and the Corporate Governance and Sustainability Committee focus on how the experiences and skill sets of each Director nominee complement those of fellow Director nominees to create a balanced Board with diverse viewpoints and deep expertise.

Director Nomination Process


SOURCE FOR CANDIDATE POOL
Directors
Management
Shareowners
Independent search firms
Self-nominated
IN-DEPTH REVIEW BY CORPORATE GOVERNANCE AND SUSTAINABILITY COMMITTEE
Screen qualifications and perform interviews
Examine overall Board composition and balance
Review independence and potential conflicts
Consider diversity of pool of candidates
RECOMMEND SLATE OF NOMINEES
FULL BOARD REVIEW
BOARD NOMINATION/SHAREOWNER ELECTION
RESULT
We have nominated four new highly qualified Directors in the past five years.

The Corporate Governance and Sustainability Committee is responsible for recommending to the Board a slate of nominees for election at each Annual Meeting of Shareowners. The Corporate Governance and Sustainability Committee considers a wide range of factors when assessing potential Director nominees. This assessment includes a review of the potential nominee's judgment, experiences, independence, understanding of the Company's business or other related industries, and such other factors as the Committee concludes are pertinent in light of the current needs of the Board. A potential nominee's qualifications are considered to determine whether they meet the qualifications required of all Directors and the key qualifications and experiences to be represented on the Board, as described above. Further, the Corporate Governance and Sustainability Committee assesses how each potential nominee would impact the skills and experiences represented on the Board as a whole in the context of the Board's overall composition and the Company's current and future needs.

BOARD COMPOSITION AND REFRESHMENT

When recommending to the Board the slate of Director nominees for election at the Annual Meeting of Shareowners, the Corporate Governance and Sustainability Committee strives to maintain an appropriate balance of tenure, diversity and skills on the Board.

The Board believes that refreshment, including periodic committee rotation, is important to help ensure that Board composition is aligned with the needs of the Company and the Board as our business evolves over time, and that fresh viewpoints and

perspectives are regularly considered. The Board also believes that over time Directors develop an understanding of the Company and an ability to work effectively as a group. Because this provides significant value, a degree of continuity year-over-year is beneficial to shareowners and generally should be expected.

Directors are elected each year, at the Annual Meeting of Shareowners, to hold office until the next Annual Meeting of Shareowners and until their successors are elected and qualified. Because term limits could cause the loss of experience or expertise important to the optimal operation of the Board, there are no absolute limits on the length of time that a Director may serve, but the Corporate Governance and Sustainability Committee and the Board consider the tenure of Directors as one of several factors in nomination decisions. In addition, the Corporate Governance and Sustainability Committee evaluates the qualifications and performance of each incumbent Director before recommending the nomination of that Director for an additional term. Furthermore, pursuant to our Corporate Governance Guidelines, Directors whose job responsibilities change or who reach the age of 74 are asked to submit a letter of resignation to the Board. These letters are considered by the Board and, if applicable, annually thereafter. The Corporate Governance and Sustainability Committee has reviewed the Director nominees who were 74 years of age or older and those whose job responsibilities changed in the prior year and determined to recommend them for reelection based on their skills, qualifications and experiences.

SHAREOWNER-RECOMMENDED DIRECTOR CANDIDATES

Shareowners who would like the Corporate Governance and Sustainability Committee to consider their recommendations for nominees for the position of Director should submit their recommendations in writing by mail to the Corporate Governance and Sustainability Committee in care of the Office of the Secretary, The Coca-Cola Company, P.O. Box 1734, Atlanta, Georgia 30301 or by email to **asktheboard@coca-cola.com**. Recommendations by shareowners that are made in accordance with these procedures will receive the same consideration by the Corporate Governance and Sustainability Committee as other suggested nominees.

SHAREOWNER-NOMINATED DIRECTOR CANDIDATES

We have a "Proxy Access for Director Nominations" by-law. The proxy access by-law permits a shareowner, or a group of up to 20 shareowners, owning 3% or more of the Company's outstanding Common Stock continuously for at least three years to nominate and include in the Company's proxy materials Director nominees constituting no more than two individuals or 20% of the Board (whichever is greater), provided that the shareowner(s) and the nominee(s) satisfy the requirements specified in Article I, Section 12 of our By-Laws. See question 30 on **page 126** for more information. Shareowners complying with the advance notice procedure in our By-Laws may also nominate directors before an annual meeting of shareowners without such nominee being included in our proxy materials. See question 29 on **page 126** for more information.

MAJORITY VOTING STANDARD AND DIRECTOR RESIGNATION POLICY

Our By-Laws provide that, in an election of Directors where the number of nominees does not exceed the number of Directors to be elected, each Director must receive the majority of the votes cast with respect to that Director. If a Director does not receive a majority vote, he or she has agreed that he or she would submit a letter of resignation to the Board. The Corporate Governance and Sustainability Committee would make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken. The Board would act on the resignation taking into account the recommendation of the Corporate Governance and Sustainability Committee, which would include consideration of the vote and any relevant input from shareowners. The Board would publicly disclose its decision and its rationale within 100 days of the certification of the election results. The Director who tenders his or her resignation would not participate in the decisions of the Corporate Governance and Sustainability Committee or the Board that concern the resignation.

DIRECTOR TIME COMMITMENTS AND OVERBOARDING

Our Board's Philosophy

The Board expects every Director to sufficiently prepare for, and actively and effectively participate in, the Company's Board and committee meetings. To accomplish this, the Corporate Governance and Sustainability Committee (referred to as the "Governance Committee" in this section) monitors the Board as a whole and the individual Directors through robust governance processes, as well as through direct observation and experience. The Governance Committee believes consideration of both these factors is essential to recruit and foster an effective team of Directors.

Many investors, corporate governance professionals, public companies, including the Company, and other stakeholders have policies governing the number of publicly traded company boards on which a director should sit. While this approach informs the Governance Committee's perspective, it also believes that evaluating a Director's effectiveness should not be solely determined by the number of boards on which he or she serves, as doing so may fail to take into consideration other important factors, including the size and complexity of the other boards on which a Director may sit; specific expertise or experiences needed to help ensure Board continuity due to Board refreshment and/or Director transition; and the Governance Committee's observations of the Director's capacity to manage their commitments. The Governance Committee and the Board are committed to conducting a thoughtful process, as further described below, in which they perform proper due diligence and exercise appropriate discretion.

Our Process

Under the Company's Corporate Governance Guidelines, Directors should not serve on more than a total of four publicly traded company boards (including the Company's Board). Further, if a Director actively serves as an executive officer (or similar position) of a publicly traded company, that Director should not serve on more than three publicly traded company boards (including the Company's Board). If a Director serves on the board of a public subsidiary or affiliate of the company where the Director serves as an executive, the Governance Committee will consider all such service as one board.

The Governance Committee has discretion to grant exceptions to this overboarding guideline if it determines that doing so would best serve the Company and the Board's current or future needs, or if a Director's other commitments do not impair the Director's ability to sufficiently prepare for, and actively and effectively participate in, the Company's Board and committee meetings. The Governance Committee intends to use discretion sparingly.

In connection with its annual nomination process, the Governance Committee considered each Director nominee's relevant time commitments, the current and future needs of the Company and Board, and each Director's service on the boards of other publicly traded companies. Following this review, the Governance Committee determined that each Director nominee is capable of sufficiently preparing for, and actively and effectively participating in, the Company's Board and committee meetings and has complied with the provisions of the Company's Corporate Governance Guidelines.

While the Board believes that the expectations included in the Company's Corporate Governance Guidelines strike an appropriate balance between maintaining a Director's focus and permitting valuable outside experiences, the Governance Committee recognizes and respects that some stakeholders may apply more stringent guidelines in this area. The Governance Committee's analysis of the three Directors who served as an executive officer of a publicly traded company and sat on three or more publicly traded company boards (including the Company's Board) as of March 4, 2024 is presented below.

Christopher C. Davis

Mr. Davis currently serves as Chairman of Davis Selected Advisers, L.P. ("Selected Advisers"), an independent, employee-owned investment management firm, and serves on three publicly traded company boards: the Company, Berkshire Hathaway Inc. and Graham Holdings Company. In addition to service on these publicly traded company boards, Mr. Davis also serves as a director of Davis Funds, Selected Funds and Clipper Funds Trust, which have designated Selected Advisers, their investment advisor, as the valuation designee for the funds.

Mr. Davis has significant strategic and financial experience through his almost 30-year career with Selected Advisers, which allows him to contribute and bring valuable perspectives to meetings of the Audit Committee, Finance Committee and the full Board. In addition, his oversight of globally diverse portfolios provides Mr. Davis with an acute understanding of various market dynamics that are helpful in Finance Committee and Board discussions on strategy and new business initiatives. The Governance Committee considered Mr. Davis' active participation in committee and Board discussions and near perfect attendance record during his six-year tenure on the Company's Board as evidence that his outside commitments do not impair his ability to prepare for and discharge his duties as a Director of the Company. The Governance Committee also recognized that Mr. Davis' engagement has not diminished since he joined the Berkshire Hathaway Inc. board in 2021.

Barry Diller

Mr. Diller serves as Chairman and Senior Executive of both IAC Inc. ("IAC") and Expedia Group, Inc. ("Expedia"), and serves on four publicly traded company boards: the Company, IAC, Expedia and MGM Resorts International ("MGM"). In considering Mr. Diller's time commitments, the Governance Committee recognized the close relationships between IAC and Expedia. Specifically, since a spin-off transaction separated IAC and Expedia in 2005, the entities have been treated as related parties due to Mr. Diller's involvement in and influence over both entities, which include his chairman and senior executive roles and his significant beneficial ownership in, and voting power at, both companies. Additionally, as a director of MGM, Mr. Diller represents the interest of IAC, which is the single largest shareholder of MGM. Due to these relationships, the Governance Committee considered Mr. Diller's service on the boards of Expedia and MGM to be integrally related to his role at IAC.

As a long-tenured member of the Board, Mr. Diller provides an important historical perspective to Board and committee discussions. His substantial executive experience in the entertainment and digital industries enrich many conversations, especially in the context of the Company's recent digital and marketing transformation initiatives.

The Governance Committee believes that Mr. Diller's outside commitments do not impair his ability to effectively serve on the Company's Board, as evidenced by his significant and valuable participation as Chair of the Finance Committee and as a member of the Governance Committee. In addition, Mr. Diller consistently offers insights drawn from his Board tenure and career experiences at meetings of the full Board, and regularly meets with members of senior management to discuss, among other things, the Company's strategic plans and transactions, capital allocation strategy and financial results. The Governance Committee also recognized that Mr. Diller's engagement has not diminished since he joined the MGM board in 2020. In addition, over the past three years, Mr. Diller has attended 98% of all Company Board and committee meetings on which he served and has engaged in Board matters between regularly scheduled meetings.

Thomas S. Gayner

Mr. Gayner serves as Chief Executive Officer of Markel Group Inc. ("Markel"), a holding company comprised of diverse businesses, including specialty insurance, and investments, and serves on three publicly traded company boards: the Company, Markel and Graham Holdings Company ("Graham"). Mr. Gayner serves as chairman of Davis Funds, which have designated Selected Advisers, their investment advisor, as the valuation designee for the funds.

Mr. Gayner has extensive experience understanding and managing risk and implementing investment strategies, both through his over 30-year career with Markel, as well as through his experience as chairman of the audit committee and as a member of the finance committee of Graham. In addition, Mr. Gayner has significant expertise in board governance matters, as he previously served as lead independent director for Cable One, Inc., providing independent oversight over the chair and chief executive officer. Mr. Gayner's seasoned perspective has enhanced the Board's capabilities in risk oversight, financial acumen and corporate governance. As a new Director to the Company, Mr. Gayner also offers fresh perspectives to Board and Finance Committee meetings, while at the same time has a deep understanding of a director's duties as a result of his service with other public company boards.

Prior to Mr. Gayner joining the Company's Board in July 2023, the Chairman of the Board and members of the Governance Committee held discussions with him to evaluate his availability to sufficiently prepare for, and actively and effectively participate in, Board and committee meetings. Based on these conversations, the Governance Committee determined that Mr. Gayner would have sufficient time to commit to the Company and would bring valuable experience and perspective to the Board. Since joining the Board, Mr. Gayner has demonstrated active, consistent and meaningful participation. As part of his onboarding, Mr. Gayner attended a comprehensive four-day in-person orientation, as well as a two-day interactive global system meeting to better understand the Company's business. In addition, he has attended 100% of all Board and Finance Committee meetings since he joined, including two off-site meetings.

Biographical Information About Our Director Nominees

Included in each Director nominee's biography that follows is a description of five key qualifications and experiences of such nominee. Many of our Director nominees have more than five qualifications, and the aggregate number for all Director nominees is reflected on **page 13**. The Board and the Corporate Governance and Sustainability Committee believe that the combination of the various qualifications and experiences of the Director nominees would contribute to an effective and well-functioning Board and that, individually and as a whole, the Director nominees possess the necessary qualifications to provide effective oversight of the business and quality advice and counsel to the Company's management.

HERB ALLEN



Independent

Age: 56

Director Since: 2021

Committees:
Corporate Governance and Sustainability, Finance

CAREER HIGHLIGHTS

Allen & Company LLC, private investment banking firm focused on media, entertainment, technology and other innovative industries

- President (since 2002)
- Executive Vice President and Managing Director of Allen & Company Incorporated, the predecessor to the investment banking business of Allen & Company LLC (1993 to 2002)

PUBLIC BOARD MEMBERSHIPS

Current Public Company Boards:

- Grupo Televisa, S.A.B. (Alternate) (since 2003)

Previous Public Company Boards (Past Five Years):

- Coca-Cola FEMSA, S.A.B. de C.V. (Alternate) (2000 to 2022)

KEY QUALIFICATIONS AND EXPERIENCES



High Level of Strategic and Financial Experience

Extensive experience supervising business operations, including providing strategic and financial advisory and investment banking services to public and private companies at Allen & Company LLC. Supervises Allen & Company LLC's principal financial and accounting officers on all matters related to the firm's financial position and results of operations as well as the presentation of its financial statements.



Relevant Senior Leadership/Chief Executive Officer Experience

President of Allen & Company LLC, a privately held investment banking firm, and its affiliate, Allen Investment Management LLC, a privately held investment advisory firm, since 2002.



Innovation/Digital and Technology Experience

Extensive entrepreneurial experience overseeing investments by Allen & Company LLC into early-stage companies focusing on technologies, including e-commerce, data analytics, cybersecurity, artificial intelligence, biotechnology and SaaS technologies.



Broad International Exposure/Emerging Market Experience

Considerable international experience as President of Allen & Company LLC working with international clients on mergers and acquisitions, capital markets and other advisory assignments with a focus on European and Latin American clients.



Risk Oversight/Management Expertise

Extensive risk and management experience as President of Allen & Company LLC, including overseeing and assessing the performance of companies and public accountants with respect to matters related to the preparation, audit and evaluation of financial statements.

Refresh the World.
Make a Difference.

Voting Roadmap

Governance

Share Ownership

Compensation

Audit Matters

Shareowner
Proposals

Annexes

MARC BOLLAND



Independent

Age: 64

Director Since: 2015

Committees:
Audit

CAREER HIGHLIGHTS

Blackstone Inc., the world's largest alternative asset manager

- Senior Advisor, Blackstone Group International Partners LLP (Blackstone Europe)
  (since January 2024)
- Chairman, Blackstone Europe
  (January 2019 to December 2023)
- Head of European Portfolio Operations
  (September 2016 to January 2022)

Marks & Spencer Group p.l.c., an international, multi-channel retailer based in the U.K.

- Chief Executive Officer and Director
  (2010 to 2016)

WM Morrison Supermarkets PLC, a leading supermarket chain in the U.K.

- Chief Executive Officer and Director
  (2006 to 2010)

Heineken N.V., one of the world's largest brewers

- Chief Operating Officer
  (2005 to 2006)
- Executive board member
  (2001 to 2006)
- Managing Director of subsidiary Heineken Export Group Worldwide
  (1999 to 2001)
- Managing Director of subsidiary Heineken Slovensko
  (1995 to 1998)

PUBLIC BOARD MEMBERSHIPS

Current Public Company Boards:

- Exor N.V. (since 2016)

**Previous Public Company Boards
(Past Five Years):**

- International Consolidated Airlines Group, S.A. (2016 to 2020)

KEY QUALIFICATIONS AND EXPERIENCES



High Level of Strategic and Financial Experience

Extensive operational, strategic and financial experience as Chairman of Blackstone Europe, Chief Executive Officer of Marks & Spencer Group p.l.c., Chief Executive Officer of WM Morrison Supermarkets PLC, and Chief Operating Officer of Heineken N.V.



Broad International Exposure/Emerging Market Experience

Served as lead non-executive director of the U.K. Department for International Development from 2018 to 2020, led international expansion of Marks & Spencer Group p.l.c. and held several international management positions while at Heineken N.V.



Extensive Knowledge of the Company's Business and/or Industry

Significant operations experience in the global beverage industry, including service as Chief Operating Officer of Heineken N.V. Ten years of experience in the retail industry, including service as Chief Executive Officer of a supermarket chain in the U.K.



Risk Oversight/Management Expertise

Extensive experience overseeing risk as Chief Executive Officer of Marks & Spencer Group p.l.c. and WM Morrison Supermarkets PLC, as Chief Operating Officer of Heineken N.V. and as a director of International Consolidated Airlines Group, S.A., which offers international and domestic air passenger and cargo transportation services. Additional risk management experience as head of European Portfolio Operations of Blackstone Inc. and as Chairman of Blackstone Europe, which acts as a sub-advisor to Blackstone U.S. affiliates in relation to the investment and re-investment of Europe, Middle East and Africa-based assets of Blackstone funds.



Sustainability Experience

Chair of Polymateria Limited, a privately owned British company specializing in breakthrough plastic biotransformation technology, since September 2019. Won "World Sustainable Retailer of the Year" three times while CEO of Marks & Spencer Group p.l.c. Founder of the Movement to Work charity, which has provided over 175,000 underprivileged young people with work opportunities.

ANA BOTÍN



Independent

Age: 63

Director Since: 2013

Committees:
Corporate Governance and Sustainability, Finance

CAREER HIGHLIGHTS

Banco Santander, S.A., a leading retail and commercial bank with a global presence based in Spain

- Executive Chair
  (since September 2014)
- Chief Executive Officer of subsidiary Santander UK plc, a large retail and commercial bank based in the U.K.
  (December 2010 to September 2014)
- Executive Chair of subsidiary Banco Español de Crédito, S.A.
  (2002 to 2010)
- Joined Banco Santander, S.A. where she directed its Latin American expansion during the 1990s and was responsible for the Latin American Corporate Banking, Asset Management and Treasury division
  (1988)

JP Morgan, a financial services firm with operations worldwide

- Started her career in the banking industry at JP Morgan in New York
  (1981 to 1988)

PUBLIC BOARD MEMBERSHIPS

Current Public Company Boards:

- Banco Santander, S.A. (since 1989)
- Santander Holdings USA, Inc., a wholly owned subsidiary of Banco Santander, S.A. (since 2019)

Previous Public Company Boards (Past Five Years):

- Santander UK plc (2010 to 2021)
- Santander UK Group Holdings plc (2014 to 2021)

KEY QUALIFICATIONS AND EXPERIENCES



High Level of Strategic and Financial Experience

Internationally recognized expert in the investment banking industry with knowledge of global macroeconomic issues. Over 40 years of experience in investment and commercial banking.



Relevant Senior Leadership/Chief Executive Officer Experience

Executive Chair of Banco Santander, S.A. since 2014 and Chief Executive Officer of Santander UK plc from 2010 to 2014.



Broad International Exposure/Emerging Market Experience

Executive Chair of Banco Santander, S.A., a global financial institution with operations in Europe, North America, Latin America and Asia. Board member of the Institute of International Finance, a global association of the financial industry, since 2015 and Chair since January 2023. Co-founder and Chair of Fundación Empresa y Crecimiento, which finances small and medium-sized companies in Latin America. Founder and President of Fundación Empieza Por Educar, the Spanish member of the global Teach for All network.



Governmental or Geopolitical Expertise

Extensive experience with the regulatory framework applicable to banking institutions throughout the globe. President of the European Banking Federation from 2021 to February 2023. From 2020 to 2022, Vice Chair of the Executive Committee of the World Business Council of Sustainable Development, a CEO-led community of over 200 of the world's leading sustainable businesses that works closely with a number of non-governmental organizations.



Risk Oversight/Management Expertise

Extensive experience from her work with Banco Santander, S.A., Santander UK plc and Banco Español de Crédito, S.A. in the oversight and management of risk associated with retail and commercial banking activities. Since May 2023, Chair of Open Bank, S.A., one of Europe's largest digital banks, and Open Digital Services, S.L., offering cloud-based software solutions for the financial industry. Experience with the regulated insurance industry as director of Assicurazioni Generali S.p.A., a global insurance company based in Italy, from 2004 to 2011.

CHRISTOPHER C. DAVIS



Independent

Age: 58

Director Since: 2018

Committees:
Audit, Finance

CAREER HIGHLIGHTS

Davis Selected Advisers, L.P. (referred to jointly with Davis Selected Advisers–NY, Inc., its registered investment advisory subsidiary, as "Davis Advisors"), an independent investment management firm that oversees approximately $23 billion in assets, including ETFs, mutual funds, variable annuities and separately managed accounts

- Chairman (since 1997)
- Portfolio manager of the firm's flagship funds, Davis New York Venture Fund and Selected American Shares (since 1995)

PUBLIC BOARD MEMBERSHIPS

Current Public Company Boards:

- Berkshire Hathaway Inc. (since 2021)
- Graham Holdings Company (since 2006)
- Selected Funds (consisting of two portfolios) (since 1998)
- Davis Funds (consisting of 13 portfolios) (since 1997)
- Trustee of Clipper Funds Trust (consisting of one portfolio) (since 2014)

Previous Public Company Boards (Past Five Years):

- None

KEY QUALIFICATIONS AND EXPERIENCES



High Level of Strategic and Financial Experience

More than 30 years of experience in investment management and securities research at Davis Advisors. Also serves as a portfolio manager for the Davis Large Cap Value Portfolios and a member of the research team for other portfolios.



Relevant Senior Leadership/Chief Executive Officer Experience

Serves as Chairman of Selected Advisers, and as a Director and officer of several mutual funds advised by Selected Advisers, as well as other entities controlled by Selected Advisers.



Marketing Experience

Under the leadership of Mr. Davis, Selected Advisers is widely recognized as a premier investment manager serving individual investors worldwide, identifying investment opportunities both within and outside the United States in developed and developing markets and providing investors access to these investment opportunities.



Broad International Exposure/Emerging Market Experience

Under the leadership of Mr. Davis, Selected Advisers seeks investment growth opportunities and diversification potential that international companies in both developed and developing markets provide.



Risk Oversight/Management Expertise

Extensive experience evaluating strategic investments and transactions and managing risk against the volatility of equity markets during his more than 30-year career at Davis Advisors. Serves on the Audit Committee and as lead independent director of Graham Holdings Company and serves on the Audit Committee of Berkshire Hathaway Inc.

BARRY DILLER



Independent

Age: 82

Director Since: 2002

Committees:
Corporate Governance and Sustainability, Finance, Executive

CAREER HIGHLIGHTS

IAC Inc., a leading media and Internet company

- Chairman and Senior Executive (since December 2010)
- Chairman and Chief Executive Officer of the company and its predecessor companies (August 1995 to November 2010)

Expedia Group, Inc., an online travel company

- Chairman and Senior Executive (since August 2005)

TripAdvisor, Inc., an online travel company

- Special Advisor (2013 to 2017)
- Board member (2011 to 2013)
- Chairman and Senior Executive when the company was spun off from Expedia, Inc. (2011 to 2012)

Live Nation Entertainment, Inc., a leading live entertainment company

- Board member (2010 to 2011)
- Non-executive Chairman (January 2010 to October 2010)

PUBLIC BOARD MEMBERSHIPS

Current Public Company Boards:

- MGM Resorts International (since 2020)
- Expedia Group, Inc. (since 2005)
- IAC Inc. (since 1995)

Previous Public Company Boards (Past Five Years):

- None

KEY QUALIFICATIONS AND EXPERIENCES



High Level of Strategic and Financial Experience

Extensive experience in financings, mergers, acquisitions, investments and strategic transactions, including transactions with Silver King Broadcasting, QVC, Inc., Ticketmaster Entertainment, Inc. and Home Shopping Network, Inc. Served on the Finance Committee of Graham Holdings Company.



Relevant Senior Leadership/Chief Executive Officer Experience

Serves as Chairman and Senior Executive of IAC Inc. Chief Executive Officer of Fox, Inc. from 1984 to 1992, responsible for the creation of Fox Broadcasting Company, and Fox's motion picture operations. Prior to Fox, served for 10 years as Chief Executive Officer of Paramount Pictures Corporation.



Marketing Experience

Serves as Chairman and Senior Executive at IAC Inc., comprised of category-leading businesses including Angi Inc., Dotdash Meredith and Care.com, and at Expedia Group, Inc., which markets a variety of leisure and business travel products.



Innovation/Digital and Technology Experience

Extensive experience in the media and Internet sectors, including experience at IAC Inc., with businesses in the marketing and technology industries, at Expedia Group, Inc., which empowers travelers through technology with tools to efficiently research, plan, book and experience travel, and at TripAdvisor, Inc., which operates the flagship TripAdvisor-branded websites and numerous other travel brands.



Broad International Exposure/Emerging Market Experience

Service at IAC Inc., a leading media and Internet company that is home to dozens of popular digital brands and services used by millions of consumers each day, and at online travel company Expedia Group, Inc., and a member of The Business Council.

CAROLYN EVERSON



Independent

Age: 52

Director Since: 2022

Committees:
Talent and Compensation

CAREER HIGHLIGHTS

Permira, a global investment firm

- Senior Advisor
  (since January 2023)

Boston Consulting Group (BCG), a global consulting firm

- Senior Advisor
  (since September 2023)

Instacart, a leading grocery technology company in North America

- President
  (September 2021 to December 2021)

Facebook, Inc. (now Meta Platforms, Inc.), a social media and social networking service

- Vice President, Global Business Solutions
  (2011 to 2021)

Microsoft Corporation, a multinational technology company

- Vice President, Global Advertising Sales, Strategy and Marketing
  (2010 to 2011)

MTV Networks Company, a television programming services company

- Executive Vice President and Chief Operating Officer for U.S. Ad Sales
  (2004 to 2010)

Primedia Inc., a national TV media agency

- Vice President and General Manager of several digital businesses
  (2001 to 2003)

PUBLIC BOARD MEMBERSHIPS

Current Public Company Boards:

- Under Armour, Inc. (since 2023)
- The Walt Disney Company (since 2022)

Previous Public Company Boards (Past Five Years):

- Hertz Global Holdings, Inc. (2016 to 2018)
- The Hertz Corporation (2013 to 2018)

KEY QUALIFICATIONS AND EXPERIENCES



Marketing Experience

Extensive experience and understanding of marketing and innovation strategies. As President of Instacart, oversaw Instacart's Retail, Business Development and Advertising businesses. As Vice President of Global Business Solutions at Facebook, Inc. (now known as Meta), led the global marketing solutions team focused on top strategic accounts and global agencies and oversaw media strategy, advertising sales and account management. As Vice President of Global Advertising Sales, Strategy and Marketing at Microsoft, led the advertising business across Bing, MSN, Windows Live, Mobile, Gaming Atlas and the Microsoft Media Network. As Executive Vice President and Chief Operating Officer of MTV Networks, oversaw strategic planning, operations and finance for its U.S. Ad Sales. Serves as a Board member of The Walt Disney Company and Under Armour, Inc. Former Director of Creative Artists Agency.



Innovation/Digital and Technology Experience

Extensive experience in senior operating roles in consumer-facing technology and media companies, including at two of the world's largest technology companies. As Vice President of Global Business Solutions at Facebook, led the company's relationships with top marketers and agencies for its family of apps and oversaw the Creative Shop, offering creative guidance on mobile marketing. At MTV Networks, oversaw strategic planning and was responsible for its Direct Response businesses and for Generator, a cross-platform, cross-brand strategic sales and marketing group. Senior Advisor in the technology, media and telecom practice areas at BCG. Serves as a director of Unitary Ltd., a U.K.-based company building multimodal artificial intelligence to understand content in context, accurately and at scale.



Broad International Exposure/Emerging Market Experience

Extensive experience leading at-scale, global consumer technology teams with a focus on growing global partnerships, global agencies and industry-leading business development. Served as Vice President of Global Business Solutions at Facebook and as Vice President of Global Advertising Sales, Strategy and Marketing at Microsoft. Member of the Council on Foreign Relations.



Risk Oversight/Management Expertise

Senior Advisor at Permira, a global investment firm focused on the technology, consumer, healthcare and services sectors. Extensive experience overseeing risk associated with leading the development of business, marketing and innovation strategies as Vice President of Global Business Solutions at Facebook, Vice President of Global Advertising Sales, Strategy and Marketing at Microsoft and Executive Vice President and Chief Operating Officer of MTV Networks. Serves on the Audit Committee of Under Armour, Inc.



Sustainability Experience

Served as Chair of We Day, New York, which encourages and supports young people who are creating transformational social change. At Facebook, oversaw the development of an employee program that prioritized overall well-being to improve employee engagement and performance. Member of the Board of Advisors of Columbia University Irving Medical Center since 2022.

HELENE D. GAYLE



Independent

Age: 68

Director Since: 2013

Committees:
Talent and Compensation

CAREER HIGHLIGHTS

Spelman College, a leading liberal arts college widely recognized as the global leader in the education of women of African descent

- President
  (since July 2022)

The Chicago Community Trust, a community foundation dedicated to improving the Chicago region

- Chief Executive Officer
  (2017 to 2022)

McKinsey Social Initiative, an independent nonprofit organization founded by McKinsey & Company

- Chief Executive Officer
  (2015 to 2017)

CARE USA, an international humanitarian and global development organization

- President and Chief Executive Officer
  (2006 to 2015)

Bill & Melinda Gates Foundation, a philanthropic organization

- Program Director in the Global Health Program
  (2001 to 2006)

PUBLIC BOARD MEMBERSHIPS

Current Public Company Boards:

- Palo Alto Networks, Inc. (since 2021)
- Organon & Co. (since 2021)

Previous Public Company Boards (Past Five Years):

- GoHealth, Inc. (2020 to 2022)
- Colgate-Palmolive Company (2010 to 2021)

KEY QUALIFICATIONS AND EXPERIENCES



Relevant Senior Leadership/Chief Executive Officer Experience

President of Spelman College, Chief Executive Officer of The Chicago Community Trust, Chief Executive Officer of McKinsey Social Initiative and President and Chief Executive Officer of CARE USA.



Broad International Exposure/Emerging Market Experience

Implemented the McKinsey Social Initiative's Generation program. Experience managing international operations at CARE USA. Helped develop global health initiatives in leadership roles at the Centers for Disease Control and Prevention and the Bill & Melinda Gates Foundation. Director of Organon & Co., a global health care company whose focus is on women's health as its primary therapy area. Serves on the Board of Trustees of the Center for Strategic and International Studies and the Brookings Institution. Member of the National Academy of Medicine and of the Council on Foreign Relations and serves as a Board member of the Bill & Melinda Gates Foundation.



Governmental or Geopolitical Expertise

Extensive leadership experience in the global public health and development fields. Served as Chair of the Obama administration's Presidential Advisory Council on HIV/AIDS. Member of the U.S. Department of State's Advisory Committee on International Economic Policy and the Secretary of State's Advisory Committee on Public-Private Partnerships. Served on the President's Commission on White House Fellowships. Achieved the rank of Assistant Surgeon General and Rear Admiral in the U.S. Public Health Service. Serves as a Director of New America and ONE. She is also a member of the President's Advisory Council on African Diaspora Engagement in the United States and also serves on the CDC Advisory Committee to the Director.



Risk Oversight/Management Expertise

Extensive risk oversight and management experience with the delivery of emergency relief and long-term international development projects in the global public health field. Former Director of the Federal Reserve Bank of Chicago, which participates in the formulation of monetary policy, one of 12 regional reserve banks across the United States that, together with the Board of Governors in Washington, D.C., serves as the central bank for the United States. Director of Palo Alto Networks, Inc., a global cybersecurity provider. Former Director of GoHealth, Inc., a leading health insurance marketplace and Medicare-focused digital health company.



Sustainability Experience

As CEO of The Chicago Community Trust, led the Trust's efforts to close the racial and ethnic wealth gap in the Chicago region. As President and CEO of CARE USA, oversaw CARE's global sustainability initiatives. Significant experience in public health initiatives and humanitarian efforts from over 20 years of leadership positions at various nonprofit organizations.

THOMAS S. GAYNER



Independent

Age: 62

Director Since: 2023

Committees:
Finance

CAREER HIGHLIGHTS

Markel Group Inc., a holding company comprised of diverse businesses, including specialty insurance, and investments

- Chief Executive Officer (since January 2023)
- Co-Chief Executive Officer (January 2016 to December 2022)
- President and Chief Investment Officer (May 2010 to December 2015)
- Chief Investment Officer (January 2001 to May 2010)

PUBLIC BOARD MEMBERSHIPS

Current Public Company Boards:

- Markel Group Inc. (since 2016)
- Graham Holdings Company (since 2007)
- Davis Funds (consisting of 13 portfolios) (since 2004)

Previous Public Company Boards (Past Five Years):

- Cable One, Inc. (2015 to 2023)
- Colfax Corporation (2008 to 2022)

KEY QUALIFICATIONS AND EXPERIENCES



High Level of Strategic and Financial Experience

Extensive experience in public company financial reporting, accounting and financial control matters and analysis and implementation of strategic investment initiatives, including allocation of capital, acquired in his various roles with Markel since 1990. Prior to joining Markel, served as a certified public accountant at PricewaterhouseCoopers LLP and as Vice President of Davenport & Company LLC of Virginia, a wealth management and financial advisory services firm. Serves as Chairman of the Audit Committee and is on the Finance Committee of Graham Holdings Company.



Relevant Senior Leadership/Chief Executive Officer Experience

Significant senior leadership experience at Markel, including as Chief Executive Officer, and previously as Co-Chief Executive Officer, President and Chief Investment Officer.



Marketing Experience

Oversaw the evolution of Markel to a global Fortune 500 family of companies and investments that provide diverse income streams and access to a wide range of investment opportunities.



Broad International Exposure/Emerging Market Experience

Under the leadership of Mr. Gayner, Markel markets and underwrites specialty insurance products on a global basis.



Risk Oversight/Management Expertise

Over 30 years of risk oversight and management experience at Markel, which markets and underwrites specialty insurance products on a risk-bearing basis. Director of Markel from 1998 to 2004, and since August 2016. Member of the Investment Advisory Committee of the Virginia Retirement System, an independent state agency, which is responsible for monitoring investments and investment opportunities and making asset allocation recommendations. Serves as Chairman of Davis Funds and as one of two members of its Brokerage Committee, which reviews and makes recommendations concerning Davis Funds portfolio brokerage and trading practices. Additional risk oversight experience as Chairman of the Audit Committee and member of the Finance Committee of Graham Holdings Company, and through former service on the Audit Committee of Colfax Corporation.

ALEXIS M. HERMAN



Independent

Age: 76

Director Since: 2007

Committees:
Talent and Compensation,
Corporate Governance and
Sustainability

CAREER HIGHLIGHTS

New Ventures LLC, a risk management
consulting firm

- Chair and Chief Executive Officer
  (since 2001)

Toyota Motor Corporation, a multinational
automotive manufacturer

- Chair of the Diversity Advisory Board
  (since 2002)

The Coca-Cola Company

- Chair of the Human Resources Task Force,
  where Ms. Herman worked with the Company
  to identify ways to improve its human
  resources policies and practices following the
  November 2000 settlement of an
  employment lawsuit
  (2001 to 2006)

U.S. Department of Labor

- U.S. Secretary of Labor
  (1997 to 2001)

PUBLIC BOARD MEMBERSHIPS

Current Public Company Boards:

- MGM Resorts International (since 2002)

**Previous Public Company Boards (Past Five
Years):**

- Cummins Inc. (2001 to 2022)

- Entergy Corporation (2003 to 2023)

KEY QUALIFICATIONS AND EXPERIENCES



High Level of Strategic and Financial Experience

Significant strategic and financial experience as Chief Executive Officer of
New Ventures LLC and as Chair of the Working Party for the Role of Women
in the Economy for the Organisation for Economic Co-operation and
Development ("OECD"), an intergovernmental economic organization.
Additional financial experience through former service on the Audit
Committee of MGM Resorts International, a global hospitality company.



Relevant Senior Leadership/Chief Executive Officer Experience

Chief Executive Officer of New Ventures LLC. U.S. Secretary of Labor from
1997 to 2001.



Governmental or Geopolitical Expertise

Former U.S. Secretary of Labor, White House Assistant to President Clinton
and Director of the White House Office of Public Liaison. Served as Director
of the Labor Department's Women's Bureau under President Jimmy Carter.
Former Chief of Staff and former Vice Chair of the Democratic National
Committee. Served as a Trustee of the Clinton Bush Haiti Fund and as Chair
of the Working Party for the Role of Women in the Economy for the OECD.
Serves on the Corporate Social Responsibility and Sustainability Committee
for MGM Resorts International.



Risk Oversight/Management Expertise

Significant expertise in management and oversight of labor and human
relations risks, including handling the United Parcel Service workers' strike in
1997 while U.S. Secretary of Labor. Served as Chair of the Company's
Human Resources Task Force following the November 2000 settlement of an
employment lawsuit. Served as Lead Director and was a member of the
Finance Committee of Cummins Inc. and served as Chair of the Business
Advisory Board at Sodexo, Inc.



Sustainability Experience

Serves as Chair of Toyota Motor Corporation's Diversity Advisory Board.
Served as Chair of the Working Party for the Role of Women in the Economy
for the OECD. Former U.S. Secretary of Labor.

MARIA ELENA LAGOMASINO



Independent

Age: 74

Director Since: 2008

Committees:
Talent and Compensation, Corporate Governance and Sustainability, Executive

Lead Independent Director Since: 2019

CAREER HIGHLIGHTS

WE Family Offices, a global family office serving high net worth families

- Chief Executive Officer and Managing Partner (since March 2013)

GenSpring Family Offices, LLC, a wealth management firm and an affiliate of SunTrust Banks, Inc.

- Chief Executive Officer (2005 to 2012)

J.P. Morgan Private Bank, a division of JPMorgan Chase & Co., a global financial services firm

- Chairman and Chief Executive Officer (2001 to 2005)
- Various positions in private banking with The Chase Manhattan Bank, including as Managing Director in charge of its Global Private Banking Group (1983 to 2001)

The Coca-Cola Company

- Prior service as Director (2003 to 2006)

PUBLIC BOARD MEMBERSHIPS

Current Public Company Boards:

- The Walt Disney Company (since 2015)

Previous Public Company Boards (Past Five Years):

- None

KEY QUALIFICATIONS AND EXPERIENCES



High Level of Strategic and Financial Experience

Over 40 years of experience in the financial industry and a recognized leader in the wealth management industry. Chief Executive Officer and Managing Partner of WE Family Offices. Former Chief Executive Officer of GenSpring Family Offices, LLC. Founding member of the Institute for the Fiduciary Standard, a nonprofit formed in 2011 to provide research, education and advocacy of the fiduciary standard's importance to investors receiving investment and financial advice.



Relevant Senior Leadership/Chief Executive Officer Experience

Serves as Chief Executive Officer of WE Family Offices and served as Chief Executive Officer of GenSpring Family Offices, LLC and J.P. Morgan Private Bank.



Broad International Exposure/Emerging Market Experience

Significant international experience in GenSpring Family Offices, LLC and J.P. Morgan Private Bank. During her tenure with The Chase Manhattan Bank, served as Managing Director of the Global Private Banking Group, Vice President of private banking in the Latin America region and head of private banking for the western hemisphere. Over 40 years of experience working with Latin America. Exposure to international issues as a former Board member of the Americas Society and the Cuba Study Group, as a former Trustee of the National Geographic Society and as a member of the Council on Foreign Relations.



Governmental or Geopolitical Expertise

Experience with regulatory framework applicable to banking institutions in Latin America during her tenure with The Chase Manhattan Bank, and as Chief Executive Officer of J.P. Morgan Private Bank. Exposure to international geopolitical issues in the Americas Society, Cuba Study Group and the Council on Foreign Relations.



Risk Oversight/Management Expertise

Extensive oversight of risk associated with wealth management and investment strategies in WE Family Offices, GenSpring Family Offices, LLC and J.P. Morgan Private Bank.

Refresh the World.
Make a Difference.

Voting Roadmap

Governance

Share Ownership

Compensation

Audit Matters

Shareowner
Proposals

Annexes

AMITY MILLHISER



Independent

Age: 60

Director Since: 2023

Committees: Audit

CAREER HIGHLIGHTS

PricewaterhouseCoopers LLP, an international professional services firm operating under the PwC brand

- Vice Chair
  (2015 to June 2023)
- Chief Clients Officer and Member of U.S. Leadership Team
  (2015 to 2020)
- Market Managing Partner of Silicon Valley Practice
  (2011 to 2015)
- Partner
  (1995 to June 2023)

PUBLIC BOARD MEMBERSHIPS

Current Public Company Boards:

- None

Previous Public Company Boards (Past Five Years):

- None

KEY QUALIFICATIONS AND EXPERIENCES


High Level of Strategic and Financial Experience

Ms. Millhiser is a certified public accountant. Joined PwC in 1985 in Assurance and was a partner from 1995 until June 2023. As a senior leader for over 15 years on many of PwC's most significant clients across diverse industries, she regularly engaged with members of company management, boards and audit committees on strategic, financial reporting, auditing, and regulatory and governance matters.


Relevant Senior Leadership/Chief Executive Officer Experience

Served as Vice Chair at PwC from 2015 until June 2023 where she led Trust and Consulting practice development and service delivery for clients ranging from high-growth startups to market-leading multinationals. As Chief Clients Officer and member of PwC's U.S. Leadership Team from 2015 to 2020, was responsible for markets, sectors and key clients across the U.S. firm. Market Managing Partner of PwC's Silicon Valley practice from 2011 to 2015.


Innovation/Digital and Technology Experience

As Chief Clients Officer at PwC, launched cross-functional services including cloud and digital, transformation and cybersecurity/risk. While leading PwC's Silicon Valley practice, worked with leading technology companies as they innovated, scaled and raised capital, leveraging her technology experience to transform traditional companies and industries. Recognized in National Diversity Council's Top 50 Most Powerful Women in Technology in 2015.


Broad International Exposure/Emerging Market Experience

Served on PwC's Global Network Strategy Group, which defined PwC's global strategy for 2020. While based in Switzerland for 17 years, founded PwC's Switzerland-based Transaction Services Practice, a Center of Excellence for U.S./European cross-border deals, and worked with companies and their advisors on acquisition support, deal structuring, diligence execution, integration, complex carve-outs, divestitures, spin-offs, capital market transactions and IPOs in the technology, pharmaceuticals, consumer and industrial products industries.


Risk Oversight/Management Expertise

Extensive risk oversight and management experience associated with her various leadership roles during more than 35 years of experience at PwC including client risk management, risk/crisis management across U.S. geographies, and reputational, financial and regulatory risk management.

JAMES QUINCEY

KEY QUALIFICATIONS AND EXPERIENCES



Chairman

Age: 59

Director Since: 2017

Chairman Since: 2019

Committees: Executive

CAREER HIGHLIGHTS

The Coca-Cola Company

- Chief Executive Officer (since May 2017)
- President (August 2015 to December 2018)
- Chief Operating Officer (August 2015 to April 2017)
- President of the Europe Group (January 2013 to August 2015)
- President of the Northwest Europe and Nordics business unit (October 2008 to January 2013)
- President of the Mexico Division (December 2005 to October 2008)
- President of the South Latin Division (December 2003 to December 2005)
- Joined the Company as Director, Learning Strategy for the Latin America Group, and went on to serve in a series of operational roles of increasing responsibility in Latin America (1996)

PUBLIC BOARD MEMBERSHIPS

Current Public Company Boards:

- Pfizer Inc. (since 2020)

Previous Public Company Boards (Past Five Years):

- None



High Level of Strategic and Financial Experience

Extensive strategic and financial experience acquired through various leadership positions in the Company, managing complex financial transactions, mergers and acquisitions, business strategy and international operations.



Relevant Senior Leadership/Chief Executive Officer Experience

Chief Executive Officer of the Company since May 2017 and Chairman of the Board since April 2019. Previously served as President, Chief Operating Officer, and President of the Europe Group.



Innovation/Digital and Technology Experience

As CEO, has overseen the deployment of generative artificial intelligence technologies to supplement how the Company's products are developed and brought to market and to help drive the Company's marketing and digital transformation. As President of the Europe Group, implemented innovative strategies to improve the Company's execution and brand portfolio. As President of the Northwest Europe and Nordics business unit, oversaw the Company's acquisition of innocent juice. During his tenure in Latin America, was instrumental in developing and executing a successful brand, pack, price and channel strategy, which has now been replicated in various forms throughout the Company's global system, and in creating the Company's current juice platform in Mexico under the Del Valle trademark through joint ventures with the Company's bottling partners.



Broad International Exposure/Emerging Market Experience

Over 25 years of Coca-Cola system experience, including extensive experience in international markets, such as Latin America and Europe. Responsibility for all of the Company's operating units worldwide as President and Chief Operating Officer and, currently, as Chief Executive Officer. Member of the Board of Directors of the Special Olympics, the US-China Business Council, the Consumer Goods Forum and Pfizer Inc.



Extensive Knowledge of the Company's Business and/or Industry

Since joining the Company in 1996, has held a multitude of operational roles within the Coca-Cola system, including as Chairman of the Board, Chief Executive Officer, President, and Chief Operating Officer.

CAROLINE J. TSAY



Independent

Age: 42

Director Since: 2018

Committees: Audit

CAREER HIGHLIGHTS

Technology Company Advisor/Limited Partner of Venture Capital Funds
(since December 2022)

Compute Software, Inc., an enterprise cloud optimization software company

- Chief Executive Officer and Director (2017 to 2022)

Hewlett Packard Enterprise Company ("HPE"), an information technology company

- Vice President and General Manager of Software (2013 to 2016)

Yahoo! Inc., a digital media company

- Held several product leadership positions across the consumer search, e-commerce and advertising businesses (2007 to 2013)

PUBLIC BOARD MEMBERSHIPS

Current Public Company Boards:

- Morningstar, Inc. (since 2017)

Previous Public Company Boards (Past Five Years):

- Rosetta Stone Inc. (2014 to 2018)

KEY QUALIFICATIONS AND EXPERIENCES



High Level of Strategic and Financial Experience

Provided strategic direction and managed profit and loss as Chief Executive Officer of Compute Software, Inc. and, in her position at HPE, responsible for growing enterprise software sales.



Relevant Senior Leadership/Chief Executive Officer Experience

Served as Chief Executive Officer of Compute Software, Inc. and served as Vice President and General Manager of Software at HPE.



Marketing Experience

At Compute Software, Inc., was responsible for developing an enterprise software platform for customers running on the cloud. At HPE, was responsible for engaging customers and partners through several new digital experiences, digital marketing and specialized sales models to drive growth in new customers and revenue. At Yahoo! Inc., held leadership positions across the consumer search, e-commerce and advertising businesses.



Innovation/Digital and Technology Experience

Advises technology companies. At Compute Software, Inc., was responsible for developing the artificial intelligence and decision sciences-based software platform that dynamically optimizes cloud resource decisions and maximizes business value for companies running on the cloud. At HPE, created a new business and platform for offering customers enterprise software, including DevOps, Cybersecurity, Big Data and Application Development software. At Yahoo! Inc., was Senior Director of Product Management for Yahoo! Search and E-Commerce. Prior to Yahoo! Inc., spent three years at International Business Machines Corporation as a senior consultant focused on providing supply chain solutions to clients in the retail, high tech, and travel industries.



Risk Oversight/Management Expertise

Extensive experience overseeing risk associated with the development and growth of enterprise software and consumer Internet businesses at Compute Software, Inc., and in her product leadership roles with HPE and Yahoo! Inc. Risk oversight experience through service on the Audit Committee of Morningstar, Inc. and as Chair of the Business Advisory Committee at Rosetta Stone Inc. Assesses risk as a limited partner of venture capital funds.

DAVID B. WEINBERG



Independent

Age: 72

Director Since: 2015

Committees: Audit, Corporate Governance and Sustainability

CAREER HIGHLIGHTS

Judd Enterprises, Inc., a private, investment management office with diverse interests in a variety of asset classes

- Chairman and Chief Executive Officer (since 1996)

Digital Bandwidth LLC, a private, early-stage technology investing affiliate of Judd Enterprises, Inc.

- President (since 1996)

Mayer, Brown & Platt, a leading international law firm

- Partner in the corporate, securities and investment management practice (1989 to 1996)

PUBLIC BOARD MEMBERSHIPS

Current Public Company Boards:

- None

Previous Public Company Boards (Past Five Years):

- None

KEY QUALIFICATIONS AND EXPERIENCES



High Level of Strategic and Financial Experience

In his position at Judd Enterprises, Inc., oversees substantial assets in a wide variety of asset classes. Significant experience in reviewing financial statements as an investor and as a securities lawyer when structuring transactions. Previously served on the Executive, Audit and Finance Committees and currently serves on the Investment Committee of the Board of Trustees of Northwestern University.



Relevant Senior Leadership/Chief Executive Officer Experience

Since 1996, has served as Chairman and Chief Executive Officer of Judd Enterprises, Inc. and President of Digital Bandwidth LLC.



Innovation/Digital and Technology Experience

Extensive entrepreneurial experience in Digital Bandwidth LLC, overseeing investments in early-stage companies focusing on technologies, including wireless networks, speech recognition, cybersecurity and radio frequency identification tags.



Broad International Exposure/Emerging Market Experience

At Judd Enterprises, Inc., oversees international investments. As a partner of the Mayer, Brown & Platt law firm, structured cross-border investment management transactions. Serves on the Investment Committee of the Board of Trustees of Northwestern University, overseeing substantial exposure to emerging markets. Exposure to international issues as a member of the Council on Foreign Relations and the International Council of the Belfer Center for Science and International Affairs of the Kennedy School of Government at Harvard University. Served for eight years on the Board of Trustees of the Brookings Institution, a think tank whose mission includes improving governance at the global level.



Risk Oversight/Management Expertise

Extensive risk oversight and management experience overseeing a private investment management office at Judd Enterprises, Inc. As a partner of the Mayer, Brown & Platt law firm, advised clients on a broad range of regulatory and transactional matters. Additional risk oversight experience through former service on the Executive, Audit and Finance Committees and current service on the Investment Committee of the Board of Trustees of Northwestern University.

Board and Committee Governance

ROLE OF THE BOARD

The Board is elected by the shareowners to oversee their interests in the long-term health, financial strength, and overall success of the Company's business. The Board serves as the ultimate decision-making body of the Company, except for those matters reserved for or shared with the shareowners. The Board oversees the Company's governance practices, the proper safeguarding of the assets of the Company, the maintenance of appropriate financial and other internal controls, and the Company's compliance with applicable laws and regulations. The Board selects the Chief Executive Officer ("CEO") and oversees the members of senior management, who are charged by the Board with conducting the business of the Company.

Key Responsibilities of the Board

OVERSIGHT OF BUSINESS STRATEGY	OVERSIGHT OF RISK	SUCCESSION PLANNING
• The Board oversees and monitors strategic planning. • Business strategy is a key focus at the Board level and embedded in the work of Board committees. • Company management is charged with executing business strategy and provides regular performance updates to the Board.	• The Board oversees risk management. • Board committees, which meet regularly and report back to the full Board, play a significant role in carrying out the risk oversight function. • Company management is charged with managing risk through robust internal processes and effective internal controls.	• The Board oversees succession planning and talent development for senior executive positions. • The Corporate Governance and Sustainability Committee, which meets regularly and reports back to the full Board, has primary responsibility for developing succession plans for the CEO position. • The CEO is charged with preparing, and reviewing with the Corporate Governance and Sustainability Committee, talent development plans for senior executives and their potential successors.

Oversight of Business Strategy

Oversight of the Company's business strategy and strategic planning is a key responsibility of the Board. The Board's oversight role involves assessing the opportunities and risks associated with the Company's current strategy as well as any proposed changes or new strategies. The Board believes that overseeing and monitoring strategy is a continuous process and takes a multilayered approach in exercising its duties, including by delegating certain subject matter areas to relevant committees, while also discussing committee reports and significant Company-wide initiatives as a full Board.

While the Board and its committees oversee strategic planning, Company management is charged with executing the business strategy. To monitor performance against the Company's strategic goals, the Board receives regular updates and actively engages in dialogue with the Company's senior leaders. Company leaders and key bottling partners from around the world are also regularly invited to present strategic updates and initiatives to the Board, giving Directors insight into local execution.

To build industry knowledge and help ensure a holistic business perspective, boardroom discussions of strategy and results are enhanced with first-hand experiences, such as key geographic market and plant visits, which provide Directors an opportunity to see execution of the business strategy directly. For example, in 2023, the Board sampled new products from various markets to better understand the Company's total beverage portfolio and conducted market visits in certain locations around the world to learn about regional market trends and system execution. Additionally, the Board attended a global system meeting, where the Directors connected with key bottling partners and learned about the system's overarching goals and strategy. They also attended a demonstration of Studio X, the Company's digital ecosystem that integrates marketing disciplines and standardizes data and technology, which launched in 2023.

While the Board's oversight and management's execution of business strategy are viewed with a long-term mindset, the Board and management promote agility by regularly monitoring progress and results against the Company's business strategy.



The Board is committed to oversight of the Company's business strategy and strategic planning, including work embedded in regular Board and committee meetings, as well as a dedicated Board meeting each year to focus on strategy.

This ongoing effort enables the Board to focus on Company performance over the short, intermediate and long term. In addition to financial and operational performance, non-financial measures, including sustainability goals, are discussed regularly by the Board and Board committees.

Oversight of Risk

THE BOARD HAS DESIGNED A RISK GOVERNANCE FRAMEWORK TO:

- understand critical risks in the Company's business and strategy;
- allocate responsibilities for risk oversight among the full Board and its committees;
- evaluate the Company's risk management processes and whether they are functioning adequately;
- facilitate open communication between management and Directors;
- leverage the expertise of internal subject matter experts and external advisors, as needed; and
- foster an appropriate culture of integrity and risk awareness.

One of the Board's key responsibilities is understanding the various risks facing the Company over the short, medium and long term and overseeing management of those risks. The Board draws on the experience and judgment of all Directors in connection with this process. However, the Board recognizes that it is neither possible nor prudent to eliminate all risk. Rather, the Board believes that purposeful and appropriate risk taking is essential for the Company to compete successfully around the world and to achieve the Company's strategic objectives.

The Board recognizes that the risks facing the Company vary in likelihood, magnitude and immediacy. At the same time, the Board also recognizes that many risks are related to opportunities or strategic initiatives designed to grow the Company's business. In administering its risk oversight function, the Board considers the potential impacts of risks, both positive and negative, over various time horizons, informed by the Company's enterprise risk management ("ERM") program.

BOARD OF DIRECTORS

The Company believes that its Board leadership structure supports the Board's oversight function. The Board implements its risk oversight function both as a whole and through delegation of certain responsibilities to Board committees, which meet regularly and report back to the Board.

Audit

Oversees the Company's financial statements and the financial reporting process. Oversees accounting and legal matters, the internal audit function, ethics programs (including the Codes of Business Conduct), quality and food safety programs, workplace and distribution safety programs, external sustainability reporting and information technology programs, including cybersecurity.

Corporate Governance and Sustainability

Oversees the Company's governance practices, Board composition and refreshment, Board committee leadership, the Board's performance review and succession planning across the most senior positions. Administers the Company's related person transaction policy. Also oversees the Company's risks, policies, programs and goals with respect to sustainability, legislative, regulatory and public policy matters.

Finance

Oversees the Company's capital structure, pension plan investments, currency risk and hedging programs, taxes, mergers and acquisitions and capital projects.

Talent and Compensation

Oversees the Company's policies and strategies relating to talent, leadership and culture, including diversity, equity and inclusion, as well as the Company's compensation philosophy and programs, including incorporating features that mitigate risk without diminishing the incentive nature of compensation.

OUTSIDE ADVISORS

Management and our Board and its committees also engage outside advisors where appropriate to assist in the identification, oversight, evaluation and management of the risks facing our business. Advisors may be engaged either on a regular basis to inform the Board or management of ongoing risks, or occasionally to advise on specific topics. Such advisors include auditors, law firms, financial firms, compensation consultants, cybersecurity experts and other consultants. For example, the Audit Committee has for many years retained independent counsel, who attends and participates in all meetings of the Audit Committee and regularly consults with the Chair of the Audit Committee.



MANAGEMENT

While the Board and its committees oversee risk management, Company management is charged with managing risk. The Company has robust internal processes and an effective internal control environment that facilitate the identification and management of risks and regular communication with the Board. Management communicates routinely with the Board, Board committees and individual Directors on the significant risks identified and how they are being managed. Directors are free to, and indeed often do, communicate directly with senior management.

ERM Program and Risk Steering Committee

The ERM program is designed to identify, assess, prioritize and mitigate risks across the organization to enhance the Company's resilience and support the achievement of its strategic objectives. Responsibilities include identification and prioritization of the top risks through a comprehensive risk assessment process, designation of clear risk ownership, and facilitation of a forward-looking, collaborative environment that promotes risk dialogue internally and with various bottling partners. The Risk Steering Committee is a cross-functional management committee that meets regularly to provide strategic direction and oversight over the Company's ERM program by assessing mitigation plans of top risks and effectively embedding the plans across the Company.

Enterprise-Wide Teams and Risk Mitigation Efforts

In addition to the Risk Steering Committee, cross-functional committees and councils, including the Disclosure Committee, Sustainability Steering Committee, Data Trust Executive Advisory Council, Digital Council and Cybersecurity Oversight Council, meet regularly to promote strategic leadership and provide management with important perspectives, as well as advise on risk mitigation strategies from their areas of specialization. Management also administers other risk mitigation programs, such as administration of the Codes of Business Conduct, robust product quality standards and processes, a strong Legal Department and Ethics and Compliance Office, and a comprehensive internal and external audit process.

SELECTED AREAS OF OVERSIGHT


SPOTLIGHT ON: INTERNAL CONTROLS AND PROCEDURES

The Board's risk governance framework supports the Audit Committee's oversight of the Company's internal controls and procedures. Our internal control system is supported by a program of internal audits and reviews by the Company's Disclosure Committee and management, written policies and guidelines, careful selection and training of qualified employees, and a written Code of Business Conduct applicable to all officers and employees of our Company and subsidiaries.


SPOTLIGHT ON: CYBERSECURITY

The Board recognizes the importance of maintaining the trust and confidence of our consumers, customers and employees, and the Audit Committee is charged with oversight of cybersecurity matters. The Company employs a multilayered, proactive approach to identify, evaluate, mitigate and prevent potential cyber and information security threats through its cybersecurity risk management program, which is integrated into the Company's broader ERM program. The Company's cybersecurity risk management program is supervised by a Chief Information Security Officer, who reports directly to the Chief Information Officer. The Audit Committee receives regular reports from the Chief Information Security Officer and the Chief Information Officer on, among other things, the Company's cyber risks and threats, the status of projects to strengthen the Company's information security systems, assessments of the Company's security program and the emerging threat landscape. In accordance with the Company's cyber incident response plan, the Audit Committee is promptly informed by management of cybersecurity incidents with the potential to materially adversely affect the Company or its information systems and is regularly updated about incidents with lesser impact potential. The Chair of the Audit Committee regularly briefs the full Board on these matters. In addition, the Board also periodically receives cybersecurity updates directly from management.


SPOTLIGHT ON: SUSTAINABILITY

Our sustainability goals are global, ambitious and broad-reaching, covering areas including water; portfolio; packaging; climate; agriculture; and people and communities. The Corporate Governance and Sustainability Committee has primary responsibility for overseeing the Company's sustainability strategies and initiatives, including the Company's short, intermediate, and long-term goals, and receives regular updates from management on priority sustainability topics, including information on actions and progress toward goals. In addition, while the Corporate Governance and Sustainability Committee has primary responsibility in overseeing most aspects of the Company's sustainability programs, the Board works closely with the Audit Committee and the Talent and Compensation Committee on certain related matters that befit the role of those committees. For example, the Audit Committee oversees certain processes related to external sustainability reporting and disclosures, while the Talent and Compensation Committee has purview over the Company's people and culture strategy, including diversity, equity and inclusion.

The Board and its committees also receive regular reports from the Chief Sustainability Officer, and others as required, related to progress toward achieving the Company's sustainability goals.


SPOTLIGHT ON: HUMAN CAPITAL AND CULTURE

The Board is actively engaged in overseeing the Company's people and culture strategy. The Talent and Compensation Committee reviews and reports back to the Board on a broad range of human capital management topics, including talent management; leadership development; retention; culture; employee engagement; employee education and training; diversity, equity and inclusion; and equality and fairness. See **page 40** for more information on the Talent and Compensation Committee.

Management Development and Succession Planning

The Board believes that one of its primary responsibilities is to oversee the development and retention of senior talent and to ensure that appropriate succession plans are in place for our CEO and other members of senior management.

The Corporate Governance and Sustainability Committee, together with the CEO, regularly reviews senior management talent, including readiness to take on additional leadership roles and developmental opportunities needed to prepare senior leaders for greater responsibilities. In addition, the Corporate Governance and Sustainability Committee routinely discusses recommendations and evaluations from the CEO as to potential successors to fill senior positions, including potential successors to the CEO role. These discussions include development plans for senior leaders to help prepare them for future succession and contingency plans in the event the CEO is unable to serve for any reason (including death or disability). To reinforce its succession planning responsibilities, the Board also provides senior leaders the opportunity to present at Board and committee meetings on their respective areas of expertise. This not only allows the Board to assess the leaders' abilities and potential for advancement but also provides a platform for senior talent to showcase their knowledge and contribute to the organization's strategic discussions. While the Corporate Governance and Sustainability Committee has the primary responsibility to develop succession plans for the CEO position, it regularly reports back to the full Board and decisions are made at the Board level.

BOARD LEADERSHIP STRUCTURE

The Company's governance framework provides the Board with the flexibility to select the appropriate leadership structure for the Company. In making determinations about the leadership structure, the Board considers many factors, including the specific needs of the business, what is in the best interests of the Company's shareowners and feedback from our shareowner engagement efforts.

The current leadership structure is comprised of a combined Chairman of the Board and CEO, a Lead Independent Director, Board committees led primarily by independent Directors and active engagement by all Directors. The Board believes that this structure provides an effective balance between strong Company leadership and appropriate safeguards and oversight by independent Directors.



COMBINED
James Quincey
Chairman and CEO

INDEPENDENT
Maria Elena Lagomasino
Lead Independent Director

INDEPENDENT COMMITTEE CHAIRS

AUDIT   TALENT AND COMPENSATION   CORPORATE GOVERNANCE AND SUSTAINABILITY   FINANCE

The Board believes that having one person serve as Chairman and CEO can provide certain synergies and efficiencies that enhance the functioning of the Board and, importantly, allow it to most effectively execute its role in overseeing business strategy. The Company's business is complex, and its products are sold in more than 200 countries and territories around the world. Most of the Company's products are manufactured and sold by independent bottling partners throughout the world. The CEO maintains strong, hands-on relationships with the leaders of bottlers and remains close to the many facets of the business existing in so many places in the world. Because the CEO is the Board member closest to this vast and complex business, he or she is best able to identify many of the business issues that require Board attention and, as Chairman, can best focus Directors' attention on the most critical business matters. Further, in the Board's experience, the combined role of Chairman and CEO allows for timely and unfiltered communication with the Board on these critical business issues. The Board also believes that there are benefits when the same person represents both the Company and the Board throughout the world with bottlers, customers, consumers and other stakeholders.

To balance the authority and influence inherent in the combined role of Chairman and CEO, the Board has been thoughtful in structuring the Lead Independent Director's role with robust and clearly defined responsibilities. Importantly, the Board has considered feedback from shareowner engagement efforts and best practices in corporate governance.

As an indicator of the Lead Independent Director's authority, the Board has designated the role as a key point of contact at the Board level for shareowner and other stakeholder communications. Other duties of the Lead Independent Director include leading the performance evaluation of the Chairman and CEO; leading the annual Board evaluation process; collaborating on the structure and responsibilities of Board committees; presiding at executive sessions and at each meeting where the Chairman and CEO is not present; approving all Board agendas and information sent to the Board; and playing a key role in Board and management succession. Maria Elena Lagomasino, our current Lead Independent Director, brings broad strategic and financial acumen, a global perspective, and a robust background in risk management across diverse commercial environments. Her unique qualifications not only enrich her effectiveness in her role but also enhance the Board's overall governance and oversight capabilities. The Board believes that her distinct skillset greatly strengthens her contribution as the Lead Independent Director.

Having the flexibility to select the appropriate structure based on the specific needs of the business is critical. Consistent with the Board's commitment to good corporate governance practices, at least one executive session of the non-employee Directors each year includes a review of the Board's leadership structure and consideration of whether the position of Chairman of the Board should be held by the CEO.

All Directors play an active role in overseeing the Company's business both at the Board and committee levels. As part of each regularly scheduled Board meeting, the non-employee Directors meet in executive sessions without the CEO present, which are chaired by the Lead Independent Director. These meetings allow non-employee Directors to discuss issues of importance to the Company, including the business and affairs of the Company as well as matters concerning management, without any members of management present.

Duties and Responsibilities

The duties and responsibilities of the Chairman of the Board, the Chief Executive Officer and the Lead Independent Director are described below and are set forth in the Company's By-Laws and Corporate Governance Guidelines.



Chairman of the Board

- Presides over meetings of the Board.
- Presides over meetings of shareowners.
- Consults and advises the Board and its committees on the business and affairs of the Company.
- Performs such other duties as may be assigned by the Board.

Chief Executive Officer

Oversees the affairs of the Company, subject to the overall direction and supervision of the Board and its committees and subject to such powers as reserved by the Board.



Lead Independent Director

- Presides at all meetings of the Board at which the Chairman of the Board is not present, including all meetings of independent Directors and non-employee Directors.
- Encourages and facilitates the active participation of all Directors.
- Serves as a liaison between the independent Directors and the Chairman of the Board on sensitive issues and other matters, when appropriate.
- Discusses with the Chairman of the Board relevant follow-up and feedback from executive sessions of the non-employee Directors.
- Regularly meets with the Chairman of the Board to discuss items of importance, including with respect to strategic and risk oversight matters, as appropriate.
- Approves Board meeting materials for distribution to and consideration by the Board, including providing feedback or advising as to the scope, quality and timeliness of the flow of information provided to the Board.
- Approves Board meeting agendas after conferring with the Chairman of the Board and other members of the Board, as appropriate, and may add agenda items at his or her discretion.
- Approves Board meeting schedules to assure that there is sufficient time for discussion of all agenda items.
- Has the authority to call meetings of the independent Directors.
- Leads the Board's annual evaluation of the Chairman of the Board and CEO.
- Monitors and coordinates with management on corporate governance issues and developments, and assists the Board and management in promoting strong corporate governance best practices.
- Available to advise the committee chairs in fulfilling their designated roles and responsibilities to the Board.
- Available for consultation and communication with shareowners when appropriate, upon reasonable request.
- Performs such other functions as the Board or other Directors may request.

BOARD AND COMMITTEE EVALUATION PROCESS

The Board recognizes that a robust and constructive evaluation process is an essential component of good corporate governance. The Corporate Governance and Sustainability Committee regularly discusses Board composition and effectiveness during its committee meetings. In addition, under the leadership of the Lead Independent Director, the Corporate Governance and Sustainability Committee oversees the Board's annual evaluation process. The Corporate Governance and Sustainability Committee periodically reviews the format of the evaluation process, including whether to utilize a third-party facilitator, to ensure that actionable feedback is solicited on the operation and effectiveness of the Board, Board committees and Director performance.

2023 MULTI-STEP EVALUATION PROCESS

1 Committee Self-Evaluation	2 One-on-One Discussions with Lead Independent Director	3 Board Closed Session
Each committee conducted a separate, closed self-evaluation session.	The Lead Independent Director conducted separate, one-on-one sessions with each Director to discuss feedback regarding: • Board composition and structure • Strategic and performance abilities • Governance and organizational assessment • Board interaction with management • Meetings and materials • Overall committee and Board functioning and effectiveness	The results of each committee's self-evaluation, the Lead Independent Director sessions and other feedback were discussed by the Board in a closed Board self-evaluation session.

INCORPORATION OF FEEDBACK

Our multi-step evaluation process generates robust comments and discussion at all levels of the Board, including with respect to Board composition and processes. These evaluation results have led to changes designed to increase Board effectiveness and efficiency. For example, over the past few years, enhancements have been made regarding meeting materials and discussion topics, the structure of the Board, responsibilities of committees, committee and executive session discussions, committee reports to the Board, the Board evaluation process, the Director on-boarding process, more opportunities for continuing education for Directors, and hands-on experiences for Directors with our business, bottlers, senior leaders and emerging talent around the world.

BOARD COMMITTEES

Our Board conducts a portion of our work through the committee structure, which helps ensure a deeper review and understanding of specific areas or issues and takes advantage of the various skills and expertise of our Directors. Throughout most of 2023, the Board operated with five standing committees: the Audit Committee, the Talent and Compensation Committee, the Corporate Governance and Sustainability Committee, the Finance Committee and the Executive Committee.

To ensure our committee structure remained effectively designed to help us meet our objectives, we reorganized some of the committees' oversight roles. Beginning in February 2023, the work of the former ESG and Public Policy Committee and the former Committee on Directors and Corporate Governance was merged into one committee, which was renamed the "Corporate Governance and Sustainability Committee."

Information about each committee, including membership information, as of December 31, 2023, is provided below.

The Board has adopted a written charter for each of these committees, which is available on the Company's website **www.coca-colacompany.com**, by clicking on "Investors", then "Corporate Governance" and then "Documents."

AUDIT COMMITTEE



**DAVID B.
WEINBERG**

Chair



**MARC
BOLLAND**



**CHRISTOPHER C.
DAVIS**



**AMITY
MILLHISER**[1]



**CAROLINE J.
TSAY**

Meetings held in 2023: 9

Independence[2]**:** 5 out of 5

Primary Responsibilities

- Represents and assists the Board in fulfilling its oversight responsibility relating to the integrity of the Company's financial statements and the financial reporting process, the systems of internal accounting and financial controls, the internal audit function and the annual independent audit of the Company's financial statements.

- Oversees the Company's compliance with legal and regulatory requirements, the Independent Auditors' qualifications and independence, the performance of the Company's internal audit function and the Independent Auditors, the Company's ethical compliance programs, including the Company's Codes of Business Conduct, and the Company's quality and food safety programs, workplace and distribution safety programs and information technology programs, including cybersecurity.

- In coordination and consultation with the Corporate Governance and Sustainability Committee, oversees certain processes related to the Company's external sustainability disclosures, including the type and presentation of key sustainability disclosures, the use and selection of reporting frameworks and internal controls and procedures supporting such disclosures.

- Oversees the Company's ERM program and has direct oversight over certain risks within the ERM framework. Periodically receives reports on and discusses governance of the Company's risk assessment and risk management processes and reviews significant risks and exposures identified to the Committee (whether financial, operating or otherwise), and management's steps to address them.

Additional information regarding the Audit Committee can be found beginning on **page 107**.

[1] Ms. Millhiser was appointed to the Committee effective July 1, 2023.

[2] Each member who served on the Committee during 2023 is financially literate and met the independence requirements of the NYSE, the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the Company's Corporate Governance Guidelines. The Board designated each of Messrs. Weinberg and Davis and Ms. Millhiser (effective July 1, 2023 upon her appointment to the Committee) as an "Audit Committee financial expert" during 2023.

TALENT AND COMPENSATION COMMITTEE



HELENE D. GAYLE
Chair

  

CAROLYN EVERSON   **ALEXIS M. HERMAN**   **MARIA ELENA LAGOMASINO**

Meetings held in 2023: 6

Independence[1]: 4 out of 4

Primary Responsibilities

- Oversees policies and strategies relating to talent, leadership and culture, including diversity, equity and inclusion.
- Evaluates and approves compensation plans, policies and programs applicable primarily to the Company's senior executive group, which includes all individuals subject to Section 16 of the 1934 Act. The Talent and Compensation Committee does not delegate any of its responsibilities regarding the consideration and determination of the senior executive group's compensation.
- Approves all equity awards to employees, including stock options, performance share units, restricted stock and restricted stock units.
- Maintains sole authority to retain, terminate and approve fees and other terms of engagement of its compensation consultant and to obtain advice and assistance from internal or external legal, accounting or other advisors.
- Considers shareowner viewpoints on compensation.

[1] Each member of the Committee meets the independence requirements of the NYSE, the Internal Revenue Code of 1986, as amended (the "Tax Code") and the Company's Corporate Governance Guidelines. In addition, each member is a "non-employee director" as defined by Rule 16b-3 under the 1934 Act.

CORPORATE GOVERNANCE AND SUSTAINABILITY COMMITTEE



MARIA ELENA LAGOMASINO
Chair

  

HERB ALLEN[1]   **ANA BOTÍN**   **BARRY DILLER**

 

ALEXIS M. HERMAN[1]   **DAVID B. WEINBERG**

Meetings held in 2023[2]: 5

Independence[3]: 6 out of 6

Primary Responsibilities

- Considers and makes recommendations concerning Director nominees and the function and needs of the Board and its committees.
- Regularly reviews the Company's Corporate Governance Guidelines and provides oversight of the corporate governance affairs of the Board and the Company consistent with the long-term best interests of the Company and its shareowners.
- Coordinates the annual Board, committee and Director evaluation process.
- Considers shareowner viewpoints on corporate governance matters.
- Oversees the development and implementation of succession plans for the CEO and the most senior positions at the Company.
- Oversees the Company's policies and programs and related risks that concern environmental, social, legislative, regulatory and public policy matters.
- Oversees the Company's sustainability programs and goals and the Company's progress toward achieving such goals, as well as monitors risks related to sustainability matters.

[1] Mr. Allen and Ms. Herman were appointed to the Committee effective February 16, 2023 in connection with the merging of the former ESG and Public Policy Committee and the former Committee on Directors and Corporate Governance into one committee as discussed above.

[2] Includes one meeting of the former Committee on Directors and Corporate Governance.

[3] Each member of the Committee meets the independence requirements of the NYSE and the Company's Corporate Governance Guidelines.

FINANCE COMMITTEE



BARRY DILLER
Chair



HERB ALLEN



ANA BOTÍN



CHRISTOPHER C. DAVIS



THOMAS S. GAYNER[1]

Meetings held in 2023: 5

Independence: 5 out of 5

Primary Responsibilities

- Helps the Board fulfill its responsibilities relating to oversight of the Company's financial affairs, including reviewing and recommending to the Board the Company's dividend policy, capital expenditures, debt and other financings, major strategic investments and other transactions.

- Oversees the Company's policies and procedures on risk management, hedging, swaps and other derivative transactions.

[1] Mr. Gayner was appointed to the Committee effective July 19, 2023.

EXECUTIVE COMMITTEE



JAMES QUINCEY
Chair



BARRY DILLER



MARIA ELENA LAGOMASINO

Meetings held in 2023: 0

Independence: 2 out of 3

Primary Responsibilities

- Authorized to exercise the power and authority of the Board between meetings, except the powers reserved for the Board or the shareowners under the Delaware General Corporation Law. If matters are delegated to the Executive Committee by the Board, the Committee may act at a meeting or by written consent in lieu of a meeting.

MEETINGS AND ATTENDANCE

Regular meetings of the Board are held at such times as the Board may determine. Special meetings of the Board may be called by the Chairman, the Company's Secretary or by a majority of the Directors by written request to the Secretary. Committee meetings can be called by the committee's chair or by a majority of the committee members.

In 2023, the Board held 6 meetings, and committees of the Board held a total of 26 meetings (including one meeting of the former ESG and Public Policy Committee and one meeting of the former Committee on Directors and Corporate Governance). Overall attendance at such meetings was approximately 99%. Each Director attended 75% or more of the aggregate of all meetings of the Board and the committees on which he or she served during 2023.

Shareowner Engagement

Our relationship with shareowners is an important part of our Company's success. The Board and management believe they best execute their duties when they proactively listen to, seek to understand, and consider the opinions of our shareowners. We engage with our shareowners and the broader corporate governance community through a year-round engagement program, which is management-led and overseen by the Board. Our engagement program is designed to address questions and concerns, provide perspective on Company policies and practices, seek shareowner input and incorporate feedback, as appropriate.

WHO WE ENGAGE

We engage with a wide range of constituents, including:

- Institutional shareowners
- Retail shareowners
- Proxy advisory firms
- ESG rating firms
- Regulators
- Sustainability and governance thought leaders

HOW WE ENGAGE

We pursue multiple avenues for engagement, including:

- Quarterly investor calls and other investor-led conferences and presentations
- Company-hosted investor meetings, both in-person and virtual
- Annual Meeting of Shareowners
- Various quarterly and annual reporting and disclosures
- Participation in corporate governance events and with governance-focused organizations providing valuable opportunities to engage with investors, peer companies, policy makers and others to promote knowledge and constructive dialogue (these include the Council of Institutional Investors, Harvard Corporate Governance Roundtable, and Millstein Center for Global Markets and Corporate Ownership, among others)

WHO IS INVOLVED

- Independent directors
- Executive leadership team
- Senior management
- Subject matter experts

TOPICS OF ENGAGEMENT

Our interactions cover a broad range of business topics, including Board composition and structure; executive compensation; business strategy; business performance and execution; sustainability; diversity, equity and inclusion; human capital management; and Company culture.

In 2023, we engaged with shareowners collectively representing a majority of our Common Stock. Below is a selected sample of our engagements with shareowners and the broader corporate governance community.

2023 COMMUNICATION AND ENGAGEMENT HIGHLIGHTS

February
- 4th Quarter and Full Year 2022 Earnings
- Publication of 2022 Form 10-K
- CAGNY Investor Conference

March
- Publication of 2023 Proxy Statement
- Council of Institutional Investors Conference
- Harvard Corporate Governance Roundtable

April
- 1st Quarter Earnings
- Publication of 2022 Business & Sustainability Report
- Shareowner outreach regarding voting matters in the 2023 Proxy Statement
- 2023 Annual Meeting of Shareowners

June
- Deutsche Bank Global Consumer Conference

July
- 2nd Quarter Earnings

September
- Barclays Global Consumer Staples Conference
- Council of Institutional Investors Conference

October
- 3rd Quarter Earnings
- Corporate Governance Fall Engagement Summit with Institutional Investors
- Millstein Center for Global Markets and Corporate Ownership Forum
- Interfaith Center on Corporate Responsibility Annual Event

November
- Harvard Corporate Governance Roundtable
- Redburn CEO Conference

December
- 2023 Morgan Stanley Global Consumer and Retail Conference

Additional Governance Matters

PUBLIC POLICY ENGAGEMENT

We consider it our responsibility to engage policymakers and stakeholders on public policy issues that impact our business, employees, consumers and shareowners. The Company's participation in the public policy and political process is conducted in accordance with the principles of the Codes of Business Conduct and in strict compliance with applicable laws and regulations.

Consistent with our commitment to transparency, the Company discloses our lobbying reports, political contributions and memberships in organizations that promote policy. We believe that sharing this information voluntarily helps inform how the Company leverages its resources and uses its voice in support of our business.

The Company was again recognized as a Trendsetter with a score of 95.7% in the 2023 CPA-Zicklin Index of Corporate Political Disclosure and Accountability, an index issued annually and produced by the Center for Political Accountability in conjunction with the Zicklin Center for Business Ethics Research at The Wharton School at the University of Pennsylvania. Companies that receive a score of 90% or above indicating robust disclosure and oversight are identified as "Trendsetters."

Additional information about our public policy engagement is available on the Company's website at **www.coca-colacompany.com** by clicking on "Investors," then "Corporate Governance" and then "Political Engagement Policy."

SPECIAL MEETING OF SHAREOWNERS

Our By-Laws provide that a special meeting of shareowners may be called by the Board, the Chairman of the Board, the CEO, or the Secretary, if appropriately requested by a person (or group of persons) beneficially owning at least a 25% "net long position" of the Company's Common Stock. A shareowner's "net long position" is generally defined as the amount of Common Stock in which the shareowner holds a positive (also known as "long") economic interest, reduced by the amount of Common Stock in which the shareowner holds a negative (also known as "short") economic interest.

ANTI-HEDGING, ANTI-SHORT SALE AND ANTI-PLEDGING POLICIES

The Company's insider trading policy prohibits our Directors, employees who are subject to the reporting requirements of Section 16(a) of the 1934 Act ("Section 16 Officers"), and those employees, independent contractors and consultants who are from time to time added to the Company's restricted trading list (collectively, the "Insiders") from (i) purchasing any financial instruments that are designed to hedge or offset any decrease in the market value of Company securities that were either granted as part of the individual's compensation or that the individual holds directly or indirectly, or (ii) engaging in any short sales of Company securities. These prohibitions also extend to any family member of our Insiders who share the same household with them and any other individual or entity whose securities trading decisions are influenced or controlled by any of our Insiders (collectively, the "Related Insiders"). Employees of the Company who are not Insiders or Related Insiders are permitted, but discouraged, from entering into hedging transactions or engaging in short sales involving Company securities. Our policy also prohibits our Directors and Section 16 Officers and their Related Insiders from pledging Company Common Stock as collateral for a loan, holding Company Common Stock on margin or borrowing against Company Common Stock held in a margin account. All other employees of the Company are permitted, but discouraged, from pledging Company securities.

CODES OF BUSINESS CONDUCT

The Company maintains a Code of Business Conduct for Non-Employee Directors, as well as a Code of Business Conduct that is applicable to the Company's employees, including the Named Executive Officers. Our associates, bottling partners, suppliers, customers and consumers can confidentially and anonymously ask questions about our Codes of Business Conduct and other ethics and compliance issues, or report potential violations, through EthicsLine, a global internet and telephone hotline. The Codes of Business Conduct and information about EthicsLine are available on the Company's website at **www.coca-colacompany.com**, by clicking on "Investors," then "Corporate Governance" and then "Code of Conduct." In the event the Company amends or waives any of the provisions of the Code of Business Conduct applicable to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, that relates to any element of the definition of "code of ethics" enumerated in Item 406(b) of Regulation S-K under the 1934 Act, the Company intends to disclose these actions on the Company's website.

Our Chief Ethics and Compliance Officer is principally responsible for administering compliance with our Codes of Business Conduct, with the support of a team of global compliance professionals. The Chief Ethics and Compliance Officer reports directly to the Company's Global General Counsel. In addition, the Audit Committee meets with the Chief Ethics and Compliance Officer at least annually to discuss the effectiveness of the Company's compliance programs and receives status updates of compliance issues at each committee meeting.

VIEW THE COMPANY'S GOVERNANCE MATERIALS

You can view the Company's governance materials, including the Certificate of Incorporation, By-Laws, Corporate Governance Guidelines and Board committee charters on the Company's website, **www.coca-colacompany.com**, by clicking on "Investors," then "Corporate Governance" and then "Documents." Instructions on how to obtain copies of these materials are included in the response to question 26, on **page 125**.

COMMUNICATE WITH THE BOARD

The Board has established a process to facilitate communication by shareowners and other interested parties with Directors.

Communications can be addressed to Directors in care of the Office of the Secretary, The Coca-Cola Company, P.O. Box 1734, Atlanta, Georgia 30301 or by email to **asktheboard@coca-cola.com**.

Communications may be distributed to all Directors, or to any individual Director, as appropriate. At the direction of the Board, all mail received may be opened and screened for security purposes. In addition, items that are unrelated to the duties and responsibilities of the Board will not be distributed. Such items include, but are not limited to:

- spam
- junk mail and mass mailings
- product complaints or inquiries

- new product suggestions
- resumes and other forms of job inquiries

- surveys
- business solicitations or advertisements

In addition, material that is trivial, obscene, unduly hostile, threatening or illegal or similarly unsuitable items will be excluded; however, any communication that is excluded will be made available to any independent, non-employee Director upon request.

To help answer many of the questions we receive about our Company and our products, we offer detailed information about common areas of interest on the "FAQs" page of our website, **www.coca-colacompany.com/faqs.**

Director Compensation

The Corporate Governance and Sustainability Committee is responsible for reviewing and making recommendations to the Board regarding all matters pertaining to compensation paid to Directors for Board, Lead Independent Director, committee and committee chair service. Director compensation is provided under The Coca-Cola Company Directors' Plan (the "Directors' Plan"). Directors who also serve as employees of the Company do not receive payment for service as Directors.

In making non-employee Director compensation recommendations, the Corporate Governance and Sustainability Committee takes various factors into consideration, including, but not limited to, the responsibilities of Directors generally, as well as committee chairs, and the form and amount of compensation paid to directors by comparable companies. The charter of the Corporate Governance and Sustainability Committee also authorizes the Committee to engage consultants or advisors in connection with its review and analysis of Director compensation, if and when it deems appropriate. The Board reviews the recommendations of the Corporate Governance and Sustainability Committee and determines the form and amount of Director compensation.

In 2023, the Corporate Governance and Sustainability Committee reviewed the Director compensation program but did not recommend any adjustments to the Board. No changes have been made to Director compensation since 2020.

2023 ANNUAL DIRECTOR COMPENSATION

ANNUAL CASH RETAINER	**$90,000**
ANNUAL EQUITY RETAINER	**$200,000**

ADDITIONAL COMPENSATION

Lead Independent Director	**$30,000**
Chair of Audit Committee	**$30,000**
Chair of Talent and Compensation Committee	**$25,000**
Chairs of all other Committees	**$20,000**

Cash retainers are paid on a quarterly basis. Under the Directors' Plan, non-employee Directors have the option of deferring all or a portion of their cash compensation into share units that are paid out in cash after leaving the Board.

The $200,000 annual equity retainer is credited in deferred share units. The number of share units awarded is equal to the number of shares of Common Stock that could be purchased on the open market for $200,000, or a prorated portion thereof, on April 1 (or the immediately preceding business day if April 1 is not a business day). Share units do not have voting rights but are credited with hypothetical dividends that are reinvested in additional units to the extent dividends on Common Stock are received by shareowners. Share units are paid out in cash on the later of (i) January 15 of the year following the year in which the Director leaves the Board or (ii) six months after the Director leaves the Board. Directors may elect to take their payout in a lump sum or in up to five annual installments.

Directors do not receive fees for attending Board or committee meetings. Directors who serve on committees (other than as chair) do not receive additional compensation for committee service. Non-employee Directors are reimbursed for reasonable expenses incurred in connection with Board-related activities.

HIGHLIGHTS OF DIRECTOR COMPENSATION PROGRAM

- **Emphasis on Equity:** Aligns the majority of Directors' compensation with shareowner interests because the value of share units fluctuates up or down depending on the price of our Common Stock.

- **Long-Term Focus:** Focuses on the long term because share units are not paid until after the Director leaves the Board.

- **Market Competitive:** In line with peers and equitable based on the work required of Directors serving at an entity of the Company's size and scope.

- **No Fees:** No fees are paid for Board or committee meeting attendance.

- **Stock Ownership Requirements:** Since share units are not paid out until after the Director leaves the Board, all Directors hold their annual equity retainers until after retirement from Board service. As a result, after only three years of service, all Directors maintain an equity ownership level of at least five times the annual cash retainer.

The following table details the total compensation of the Company's non-employee Directors for the year ended December 31, 2023.

2023 DIRECTOR COMPENSATION TABLE

Name[1] (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($) (g)	Total ($) (h)
Herb Allen	$ 90,000	$ 200,000	$ 0	$ 0	$ 0	$ 1,670	$ 291,670
Marc Bolland	90,000	200,000	0	0	0	1,670	291,670
Ana Botín	90,000	200,000	0	0	0	1,670	291,670
Christopher C. Davis	90,000	200,000	0	0	0	4,952	294,952
Barry Diller	110,000	200,000	0	0	0	2,405	312,405
Carolyn Everson	90,000	200,000	0	0	0	21,670	311,670
Helene D. Gayle	115,000	200,000	0	0	0	1,770	316,770
Thomas S. Gayner[2]	54,000	120,000	0	0	0	4,293	178,293
Alexis M. Herman	94,000	200,000	0	0	0	27,958	321,958
Maria Elena Lagomasino	140,000	200,000	0	0	0	11,930	351,930
Amity Millhiser[3]	54,000	120,000	0	0	0	1,819	175,819
Caroline J. Tsay	90,000	200,000	0	0	0	2,021	292,021
David B. Weinberg	120,000	200,000	0	0	0	2,729	322,729

[1] Mr. Quincey is a Company employee and therefore receives no compensation under the Directors' Plan.

[2] Mr. Gayner joined the Board on July 19, 2023. Therefore, the information reflects his service on the Board following such appointment.

[3] Ms. Millhiser joined the Board on July 1, 2023. Therefore, the information reflects her service on the Board following such appointment.

Fees Earned or Paid in Cash (Column (b))

The amounts reported in the Fees Earned or Paid in Cash column reflect the cash fees earned by each non-employee Director in 2023, whether or not such fees were deferred. In addition to the $90,000 annual cash fees (or a prorated portion thereof): (i) Mr. Weinberg received an additional $30,000 for service as Audit Committee Chair; (ii) Ms. Gayle received an additional $25,000 for service as Talent and Compensation Committee Chair; (iii) each of Ms. Lagomasino and Mr. Diller received an additional $20,000 for service as a chair of other committees; (iv) Ms. Herman received an additional $4,000 for service as Chair of the former ESG and Public Policy Committee, prorated for the portion of the year served (the ESG and Public Policy Committee and the Committee on Directors and Corporate Governance were merged into one committee during 2023); and (v) Ms. Lagomasino also received an additional $30,000 for service as Lead Independent Director.

The table below shows the non-employee Directors who deferred any portion of their 2023 cash compensation into share units. The number of share units is equal to the number of shares of Common Stock that could be purchased for the deferred amount based on the average of the high and low prices of a share of Common Stock on March 31, 2023.

Director	Elective Deferral in Share Units
Mr. Allen	1,450
Ms. Botín	1,087
Mr. Davis	1,450
Mr. Diller	1,772
Ms. Lagomasino	2,255
Mr. Weinberg	1,933

Stock Awards (Column (c))

The amounts reported in the Stock Awards column reflect the grant date fair value associated with each non-employee Director's share units that are required to be deferred under the Directors' Plan, calculated in accordance with the provisions of the Financial Accounting Standards Board Accounting Standards Codification 718, Compensation–Stock Compensation ("ASC Topic 718").

The table below shows the number of outstanding share units held by each non-employee Director who served during 2023.

Director	Outstanding Share Units as of 12/31/2023
Mr. Allen	8,215
Mr. Bolland	44,704
Ms. Botín	67,894
Mr. Davis	34,073
Mr. Diller	189,222
Ms. Everson	5,333
Ms. Gayle	57,381
Mr. Gayner	1,964
Ms. Herman	85,231
Ms. Lagomasino	107,116
Ms. Millhiser	1,979
Ms. Tsay	26,100
Mr. Weinberg	59,687

All Other Compensation (Column (g))

The amounts reported in the All Other Compensation column reflect, where applicable, Company matching gifts to nonprofit organizations and other charitable contributions, premiums for life insurance (including accidental death and dismemberment and business travel accident coverage), the costs of Company products provided to Directors without charge, and gifts provided to Directors by the Company. In addition, infrequently, spouses and guests of Directors may travel on Company aircraft for personal reasons when the aircraft is already going to a specific destination for a business reason, which has minimal incremental cost to the Company. When this occurs, a nominal amount is included in the All Other Compensation column. In addition, income is imputed to the Director for income tax purposes, and the Director is not provided a tax reimbursement. In 2023, the total amount allocated for such travel was $100.

Further described below are the amounts reflected in the All Other Compensation column that are required by SEC rules to be separately identified for 2023.

CHARITABLE CONTRIBUTIONS

The Directors are eligible to participate in the Company's matching gifts program, which is the same program available to all U.S.-based employees and retirees. In 2023, this program matched up to $10,000 of charitable contributions on a two-for-one basis to most tax-exempt entities, including most colleges and universities; private and public schools; youth development; civic organizations; arts and culture organizations; health and human service agencies; and environmental organizations. The total cost of matching contributions on behalf of the non-employee Directors for 2023 under the Company's matching gifts program was $42,500.

Director	Matching Gifts
Ms. Everson	$20,000
Mr. Gayner	2,500
Ms. Herman	20,000

INSURANCE PREMIUMS

For Mr. Diller, who elected coverage prior to 2006, the Company provides life insurance coverage, which includes $30,000 term life insurance and $100,000 group accidental death and dismemberment insurance. This coverage was discontinued in 2006 for all other Directors. The Company cost for this insurance in 2023 was approximately $735.

Business travel accident insurance coverage of $200,000 is provided to all non-employee Directors while traveling on Company business, at a Company cost of approximately $4 per Director per year.

PERQUISITES AND OTHER PERSONAL BENEFITS

To help expand the Directors' knowledge of the Company's products, the Company provides certain products to Directors' offices without charge. In 2023, Mses. Herman, Lagomasino and Tsay and Messrs. Davis and Weinberg participated in the program. The total cost incurred by the Company in 2023 for products provided to non-employee Directors was $21,484.

Consistent with all attendees, Mses. Botín, Everson, Gayle, Herman, Lagomasino and Millhiser and Messrs. Allen, Bolland, Davis, Diller, Gayner and Weinberg received gifts in connection with their attendance of a global system meeting. In addition, all non-employee Directors received gifts in connection with certain Board meetings. For the non-employee Directors, the total cost incurred by the Company in 2023 for these gifts was $21,420. In addition, in connection with joining the Board in 2023, Ms. Millhiser and Mr. Gayner received welcome gifts, the total cost of which was $276.

Director Independence and Related Person Transactions

INDEPENDENCE STANDARDS

Under the NYSE listing standards and the Company's Corporate Governance Guidelines, the Board must consist of a majority of independent Directors. In making independence determinations, the Board observes NYSE and SEC criteria and considers all relevant facts and circumstances. To be considered independent for these purposes, the Director must (i) meet the bright-line independence standards under the NYSE listing standards, and (ii) the Board must affirmatively determine that the Director otherwise has no material relationship with the Company directly, or as an officer, shareowner or partner of an organization that has a relationship with the Company.

To aid in the Director independence assessment process, the Board has adopted categorical standards that identify categories of relationships that the Board has determined would not affect a Director's independence. These categorical standards, which are part of the Company's Corporate Governance Guidelines, specify that the following will not be considered material relationships that would impair a Director's independence:

Immaterial Sales/Purchases	The Director is an executive officer or employee or any member of his or her immediate family is an executive officer of any other organization that does business with the Company and the annual sales to, or purchases from, the Company are less than $1 million or 1% of the consolidated gross revenues of such organization, whichever is more.
Immaterial Indebtedness	The Director or any member of his or her immediate family is an executive officer of any other organization which is indebted to the Company, or to which the Company is indebted, and the total amount of either company's indebtedness to the other is less than $1 million or 1% of the total consolidated assets of the organization on which the Director or any member of his or her immediate family serves as an executive officer, whichever is more.
Immaterial Position	The Director is a director or trustee, but not an executive officer, or any member of his or her immediate family is a director, trustee or employee, but not an executive officer, of any other organization (other than the Company's outside auditing firm) that does business with, or receives donations from, the Company.
Immaterial Ownership	The Director or any member of his or her immediate family holds a less than a 10% interest in any organization that has a relationship with the Company.
Immaterial Nonprofit Relationship	The Director or any member of his or her immediate family serves as an executive officer of a charitable or educational organization which receives contributions from the Company in a single fiscal year of less than $1 million or 2% of that organization's consolidated gross revenues, whichever is more.

INDEPENDENCE ASSESSMENT

The Board, through its Corporate Governance and Sustainability Committee, annually reviews all relevant business relationships any Director nominee and any person who served as a Director during 2023 may have with the Company. As a result of its annual review, the Board has determined that none of the following Director nominees has a material relationship with the Company and, as a result, such Director nominees are independent: Herb Allen, Marc Bolland, Ana Botín, Christopher C. Davis, Barry Diller, Carolyn Everson, Helene D. Gayle, Thomas S. Gayner, Alexis M. Herman, Maria Elena Lagomasino, Amity Millhiser, Caroline J. Tsay and David B. Weinberg. None of the Directors who were determined to be independent had any relationships that were outside the categorical standards identified above.

James Quincey has served as the Company's CEO since May 1, 2017, and therefore is not an independent Director.

All of the Directors who serve as members of the Audit Committee, Talent and Compensation Committee, and Corporate Governance and Sustainability Committee are independent under our independence standards, the applicable rules of the SEC and the NYSE listing standards. All members of the Audit Committee and the Talent and Compensation Committee are also compliant with the enhanced independence requirements for audit committee members and compensation committee members, respectively.

The table below summarizes the relationships that were considered in connection with the independence determinations. None of the transactions described below were considered material relationships that impacted the applicable Director's independence.

Director	Categorical Standard	Description of Relationship
Ana Botín	Immaterial Sales/Purchases	The Board examined the Company's relationship with Banco Santander, S.A. ("Banco Santander") where Ana Botín, one of our Directors, is Executive Chair. The Board determined that the relationship was not material since (i) the amounts involved were less than 1% of the consolidated gross revenues of Banco Santander; (ii) the Company's investment of excess cash with Banco Santander, primarily in time deposits which provided market rate returns, is part of the Company's overall cash management and investment strategy which includes banks other than Banco Santander; (iii) the Company's payments to Banco Santander relate to banking fees, all in the ordinary course of business; and (iv) the Company has had a relationship with Banco Santander and its banking subsidiaries for many years prior to Ms. Botín's service as a Director of the Company.
Thomas S. Gayner	Immaterial Sales/Purchases	The Board examined the Company's relationship with Markel, where Thomas S. Gayner, one of our Directors, is Chief Executive Officer and a Director. The Board determined that the relationship was not material since (i) the amount paid by the Company for insurance coverage, provided in the ordinary course of business, was less than $1 million; and (ii) the Company has had a relationship with Markel prior to Mr. Gayner's service as a Director of the Company.

RELATED PERSON TRANSACTIONS

The Board has adopted a written policy for the review of certain related person transactions between any Director, Director nominee, executive officer, any beneficial owner of more than 5% of the Company's Common Stock and any immediate family member of any of the foregoing (collectively, the "Related Persons") and the Company. For purposes of this policy, a "related person transaction" includes, subject to certain exceptions, any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which (i) the Company or any subsidiary is a participant; (ii) the amount involved exceeds $120,000 in any fiscal year; and (iii) any Related Person has or will have a direct or indirect material interest.

The policy is administered by the Corporate Governance and Sustainability Committee, which will approve only those transactions that are, in its judgment, appropriate or desirable under the circumstances. In approving a transaction, the Corporate Governance and Sustainability Committee may impose conditions it deems appropriate in its discretion. In determining whether or not to approve a related person transaction, the Corporate Governance and Sustainability Committee considers among other factors it deems appropriate:

- The business purpose of and the benefits to the Company of the transaction;
- The nature and extent of the Related Person's interest in the transaction;
- The approximate dollar value of the amount involved in the transaction;
- Whether the transaction was undertaken in the ordinary course of the Company's business;
- Whether the terms of the transaction are fair to the Company and on terms no less favorable to the Company than terms that could have been reached with an unrelated third party;
- The availability of other sources for comparable products or services;
- Whether the transaction would impair the independence of the non-employee Director; and
- Whether the transaction would present an improper conflict of interest for any Director, Director nominee or executive officer, taking into account the size of the transaction, the overall financial position of the applicable Related Person, the direct or indirect nature and extent of the interest in the transaction of the applicable Related Person, the ongoing nature of any proposed relationship and any other relevant factors.

No Director may participate in the discussion or approval of a transaction in which that Director, or an immediate family member, has a direct or indirect interest.

Many transactions that constitute related person transactions are ongoing, and some of those transactions predate the Related Person's relationship with the Company. When such transactions are ongoing, the Corporate Governance and Sustainability Committee will annually review the transactions and determine if it is in the best interests of the Company and its shareowners to continue, modify or terminate any related person transaction.

Since January 1, 2023, there has not been, nor is there currently proposed, any related person transaction in which the Company or any of its subsidiaries was a participant, the amount involved exceeded or will exceed $120,000 and in which any Related Person had or will have a direct or indirect material interest.

6

THE COCA-COLA COMPANY
Share Ownership

Directors and Executive Officers

The following table sets forth information regarding beneficial ownership of Common Stock by each Director, each individual named in the 2023 Summary Compensation Table on **page 72**, and our Directors and executive officers as a group, all as of March 4, 2024. Unless otherwise noted, voting power and investment power in Common Stock are exercisable solely by the named person.

Name	Aggregate Number of Shares Beneficially Owned	Percent of Outstanding Shares[1]	Additional Information
Herb Allen	19,282,444	*	Includes 99,054 shares held by Allen & Company LLC, 6,000,000 shares held by Allen & Company Incorporated over which Mr. Allen has sole voting power, 13,000,000 shares held by two family members over which Mr. Allen has sole voting power, 780 shares held by a family trust of which Mr. Allen is one of two trustees and 20,000 shares held by a foundation of which Mr. Allen is one of two directors. Does not include 8,215 share units deferred under the Directors' Plan, which are settled in cash.
Marc Bolland	10,000	*	Does not include 44,704 share units deferred under the Directors' Plan, which are settled in cash.
Ana Botín	2,500	*	Shares held by a Spanish limited company of which Ms. Botín and her husband are the indirect beneficial owners. Does not include 67,894 share units deferred under the Directors' Plan, which are settled in cash.
Christopher C. Davis	20,000	*	Does not include 34,073 share units deferred under the Directors' Plan, which are settled in cash.
Barry Diller	4,000,000	*	Held by a trust of which Mr. Diller is sole trustee and beneficiary. Does not include 189,222 share units deferred under the Directors' Plan, which are settled in cash.
Carolyn Everson	1,570	*	Does not include 5,333 share units deferred under the Directors' Plan, which are settled in cash.
Helene D. Gayle	3,000	*	Does not include 57,381 share units deferred under the Directors' Plan, which are settled in cash.
Thomas S. Gayner	5,200	*	Does not include 1,964 share units deferred under the Directors' Plan, which are settled in cash.
Alexis M. Herman	2,000	*	Does not include 85,231 share units deferred under the Directors' Plan, which are settled in cash.
Maria Elena Lagomasino	23,631	*	Does not include 107,116 share units deferred under the Directors' Plan, which are settled in cash.
Amity Millhiser	394	*	Shares held by a living trust of which Ms. Millhiser is sole trustee. Does not include 1,979 share units deferred under the Directors' Plan, which are settled in cash.
Caroline J. Tsay	1,104	*	Shares held by a living trust of which Ms. Tsay is sole trustee. Does not include 26,100 share units deferred under the Directors' Plan, which are settled in cash.
David B. Weinberg	9,286,568	*	Includes 1,576,930 shares held by family members over which Mr. Weinberg has sole dispositive power and 152,930 shares held by an estate trust of a deceased family member, of which Mr. Weinberg is one of three trustees and is a contingent remainder beneficiary but over which he also has sole dispositive power. Also includes 56,738 shares held by a marital trust of a deceased family member, of which Mr. Weinberg is one of three trustees and contingent remainder beneficiaries but over which he also has sole dispositive power, and 3,000,000 shares held by three family trusts, of which Mr. Weinberg is a current or contingent remainder beneficiary and one of three trustees but over which he also has sole dispositive power. Also includes 12,000 shares held by a family trust, of which Mr. Weinberg is neither a trustee nor a beneficiary but over which he has sole dispositive power. Also includes 3,540,000 shares held by two family limited partnerships, over which Mr. Weinberg has sole investment control and shares beneficial ownership interest. Also includes 115,852 shares held by two foundations, over which Mr. Weinberg shares investment power with other family members but over which he also has sole dispositive power, and 174,104 shares held by two foundations, over which other family members have investment power but over which Mr. Weinberg also has sole dispositive power. Does not include 59,687 share units deferred under the Directors' Plan, which are settled in cash.
James Quincey	3,642,038	*	Includes 44,678 shares held by a family member, 200 shares of restricted stock, 7,121 shares credited to Mr. Quincey under The Coca-Cola Company 401(k) Plan (the "401(k) Plan") and 3,147,693 shares that may be acquired upon the exercise of options which are presently exercisable or that will become exercisable on or before May 3, 2024. Does not include 25,455 share units credited under The Coca-Cola Company Supplemental 401(k) Plan (the "Supplemental 401(k) Plan"), which are settled in cash post employment.
John Murphy	1,343,156	*	Includes 182,900 shares held in a grantor retained annuity trust, 2,407 shares held by a family member, 200 shares of restricted stock, 703 shares credited to Mr. Murphy under the 401(k) Plan and 1,027,138 shares that may be acquired upon the exercise of options, which are presently exercisable or that will become exercisable on or before May 3, 2024. Does not include 4,358 share units credited under the Supplemental 401(k) Plan, which are settled in cash post employment.

Name	Aggregate Number of Shares Beneficially Owned	Percent of Outstanding Shares[1]	Additional Information
Manuel Arroyo	689,690	*	Includes 523,636 shares that may be acquired upon the exercise of options, which are presently exercisable or that will become exercisable on or before May 3, 2024.
Henrique Braun	451,484	*	Includes 12,301 shares credited to Mr. Braun under the 401(k) Plan and 386,717 shares that may be acquired upon the exercise of options, which are presently exercisable or that will become exercisable on or before May 3, 2024. Does not include 6,063 share units credited under the Supplemental 401(k) Plan, which are settled in cash post employment.
Jennifer Mann	541,583	*	Includes 7,496 shares credited to Ms. Mann under the 401(k) Plan, and 384,335 shares that may be acquired upon the exercise of options, which are presently exercisable or that will become exercisable on or before May 3, 2024. Does not include 6,224 share units credited under the Supplemental 401(k) Plan, which are settled in cash post employment.
All Directors and executive officers as a group (24 persons)	41,936,734	*	Includes 600 shares of restricted stock, 65,097 shares credited under the 401(k) Plan and 7,277,570 shares that may be acquired upon the exercise of options, which are presently exercisable or that will become exercisable on or before May 3, 2024. Does not include 66,883 share units credited under the Supplemental 401(k) Plan and 688,899 share units deferred under the Directors' Plan, all of which will be settled in cash.

* Less than 1% of outstanding shares of Common Stock.

[1] Share units credited under the Directors' Plan and the Supplemental 401(k) Plan are not included as outstanding shares in calculating these percentages.

Principal Shareowners

Set forth in the table below is information about the number of shares held by persons we know to be the beneficial owners of more than 5% of the outstanding shares of Common Stock.

Name and Address	Aggregate Number of Shares Beneficially Owned	Percent of Outstanding Shares[4]
Berkshire Hathaway Inc.[1] 3555 Farnam Street, Omaha, Nebraska 68131	400,000,000	9.28%
The Vanguard Group[2] 100 Vanguard Blvd., Malvern, Pennsylvania 19355	370,726,586	8.60%
BlackRock, Inc.[3] 50 Hudson Yards, New York, New York 10001	313,228,689	7.27%

[1] Berkshire Hathaway Inc., a diversified holding company, has informed the Company that, as of December 31, 2023, it held an aggregate of 400,000,000 shares of Common Stock through subsidiaries.

[2] The information is based on a Schedule 13G/A filed by The Vanguard Group with the SEC on February 13, 2024, reporting beneficial ownership as of December 31, 2023. The Vanguard Group reported that it has sole dispositive power with respect to 353,337,284 shares of Common Stock, shared voting power with respect to 5,118,916 shares of Common Stock, shared dispositive power with respect to 17,389,302 shares of Common Stock and no sole voting power.

[3] The information is based on a Schedule 13G/A filed by BlackRock, Inc. with the SEC on January 26, 2024, reporting beneficial ownership as of December 31, 2023. BlackRock, Inc. reported that it has sole voting power with respect to 282,784,394 shares of Common Stock, sole dispositive power with respect to 313,228,689 shares of Common Stock and no shared voting or dispositive power.

[4] The ownership percentages set forth in this column are based on the assumption that each of the principal shareowners continued to own the number of shares reflected in the table above on March 4, 2024.

Delinquent Section 16(a) Reports

Section 16(a) of the 1934 Act requires the Company's Directors and certain officers, as well as persons who beneficially own more than 10% of the outstanding shares of Common Stock, to file reports regarding their initial stock ownership and subsequent changes to their ownership with the SEC.

Based solely on a review of the reports filed for fiscal year 2023 and related written representations, we believe that all Section 16(a) reports were filed on a timely basis, except that, due to an administrative error, a late Form 4 was filed on June 12, 2023 for Manuel Arroyo to report two dispositions of Common Stock on May 9 and May 10, 2023.

7 THE COCA-COLA COMPANY
COMPENSATION

ITEM 2	ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

WHAT AM I VOTING ON?

Shareowners are being asked to approve, on an advisory basis, the compensation of the Named Executive Officers as described in the Compensation Discussion and Analysis beginning on **page 55** and the Compensation Tables beginning on **page 72**.

In deciding how to vote on this proposal, the Board encourages you to read the Compensation Discussion and Analysis and the Compensation Tables. The Talent and Compensation Committee has made several key enhancements in recent years to our compensation programs in order to continue to improve the alignment between compensation designs and outcomes and the Company's business and talent strategies, as well as the long-term interests of our shareowners.

The Board recommends that shareowners vote FOR the following resolution:

"RESOLVED, that the shareowners approve, on an advisory basis, the compensation of the Company's Named Executive Officers, as disclosed in this Proxy Statement, including the Compensation Discussion and Analysis, the Compensation Tables and the related narrative disclosure."

The Talent and Compensation Committee takes very seriously its role in the governance of the Company's compensation programs and values thoughtful input from shareowners. Because your vote is advisory, it will not be binding upon the Board. However, the Board values shareowners' opinions, and the Talent and Compensation Committee will consider the outcome of the advisory vote when considering future executive compensation decisions. The Board has adopted a policy of providing for annual advisory votes from shareowners on executive compensation. The next such vote will occur at the 2025 Annual Meeting of Shareowners.

Letter from the Talent and Compensation Committee

   

We want to thank you for your support of the Company's executive compensation programs, as evidenced by last year's "say-on-pay" proposal receiving over 90% support from our shareowners. Our recent shareowner engagements have confirmed that shareowners generally approve of our pay-for-performance philosophy, as well as the design of our executive compensation programs. We are pleased with this feedback, and we remain committed to designing compensation programs that align our executives' interests with those of our shareowners and that support and drive the Company's long-term growth and strong financial performance.

Looking back over the last year, 2023 was another strong year for our business. The Company delivered robust revenue and EPS growth, amidst a dynamic global operating environment that included factors ranging from ongoing inflationary and currency pressures to geopolitical tensions and conflicts. As a Committee, we recognized these external pressures at the time we were setting the 2023 annual incentive targets. We remain committed to setting rigorous incentive targets each year that will reward executives for delivering strong, sustainable performance over both the short term and long term. Historically, our philosophy in determining appropriate annual incentive targets has been to set targets at the midpoint of the Company's publicly stated long-term growth plan. This aligns our compensation programs to our investors' growth and value creation expectations. However, 2023 presented an unusual global inflationary backdrop, which prompted us to consider various alternatives when setting our targets to mitigate the possibility that the targets would not align with the true external environment. After a comprehensive analysis of the macroeconomic environment, including the impact of the expected 2023 inflationary environment, the Committee set our annual incentive targets above the Company's externally communicated long-term growth plan. Throughout the year, the Committee monitored the impact of inflation and other external influences to help ensure our annual incentive results reflected the results of our business and remained aligned to the value delivered to our shareowners. As a result of the Company's business performance, the annual incentive plan earned 190% payout. We are proud of the executives' leadership in driving our strong business results in 2023. Please see "2023 Performance in Review" on **page 55** to learn more about our Company's performance.

As we look ahead to the future, this year we are asking shareowners to approve two plans that will support our commitment to providing compensation programs that align our executives' and employees' interests with those of our shareowners and encourage long-term value creation. Beginning on **page 90**, we are asking shareowners for approval of a new equity plan with a refreshed share pool available for future incentive awards. Equity compensation is a critical component of our rewards philosophy as it directly aligns the interests of our leaders and certain high performing individuals with those of our shareowners. Our current equity plan has been in place since 2014 and expires this year. We are extremely proud of the governance practices that have been implemented to responsibly manage our share usage over the last decade, and we take our role as stewards of the Company's equity usage very seriously. We have outlined below some examples of how we have substantially reduced our equity usage over the past 10 years to help ensure that our equity practices have minimal dilutive effect on our shareowners:

Equity Stewardship Guidelines, Including Burn Rate Commitment →	In response to the investor engagement that followed the 2014 equity plan proposal, the Company issued Equity Stewardship Guidelines to reaffirm our commitment to shareowners of our intention to adhere to strong equity governance. Through these Guidelines, we committed to, among other things, maintain an average annual burn rate of 0.4% or less for the life of the 2014 equity plan. Our actual burn rate for 2023 was 0.14% and our burn rate averaged 0.27% over the life of the 2014 equity plan. See **page 65** for more information about our Equity Stewardship Guidelines.

 

Guardrails on Stock Options	→	When determining the number of stock options to award executives, a Black-Scholes value is calculated and floor and ceiling "guardrails" are then calculated based on a 30-day average closing stock price. These guardrails help manage our burn rate commitment and mitigate against excessively high or low Black-Scholes values. See **page 63** for more information about our guardrails. Over the last 10 years, this has resulted in significantly fewer stock options being granted than would have been granted using a pure Black-Scholes model.
Equity Mix	→	Over the last 10 years, the proportion of restricted stock units ("RSUs") and performance share units ("PSUs") that make up our equity grants has increased, while our usage of stock options has decreased. This has contributed to reducing and maintaining our extremely low dilution rate.
Eligible Population	→	There has been an intentional effort to provide compensation in the form of equity primarily to leaders that have more responsibility for driving the long-term growth of the Company. In 2023, we granted equity awards to approximately 2,000 employees.
Share Repurchases	→	We have followed a share repurchase strategy over the last 10 years that has offset dilution from employee stock-based compensation, including, for example, applying the proceeds from stock option exercises by employees to share repurchases.

As a result of these governance practices, approximately 257 million shares remain available for use under the 2014 equity plan, which will no longer be available once the 2014 equity plan expires at the 2024 Annual Meeting. We are asking shareowners to approve 240 million shares for use under the 2024 equity plan, which results in no increase to the total dilutive effect of our equity compensation program. We anticipate this new pool of shares will last the next 10 years. We intend to govern the 2024 equity plan with the same level of rigor and scrutiny that we have demonstrated over the last 10 years.

We are also asking shareowners to approve a Global Employee Stock Purchase Plan ("GESPP"), as described beginning on **page 100**. The GESPP is an important employee benefit that enables employees to become long-term shareowners of the Company. It builds a connection between employees and shareowners and helps promote employee investment in the Company's future growth and success. This is a non-qualified share purchase plan that will be offered globally where legally permissible and administratively feasible. Under the GESPP, employees may purchase Company shares at market price and the Company may match the employees' share purchases with treasury shares. We expect to administer the GESPP by setting an annual designated purchase limit and requiring a holding period on purchased shares before matching awards vest.

We are proud of the Company's strong performance in 2023 and believe that our executive compensation programs are consistent with our pay-for-performance philosophy. We also believe that the plans to be voted on at our 2024 Annual Meeting demonstrate our continued commitment to align our rewards programs with the interests of our shareowners. We remain committed to providing transparency for our shareowners and will continue to keep an open dialogue for additional shareowner feedback.

HELENE D. GAYLE Chair	**CAROLYN EVERSON**	**ALEXIS M. HERMAN**	**MARIA ELENA LAGOMASINO**

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides a detailed description of our executive compensation philosophy and program designs, the compensation decisions that the Talent and Compensation Committee (referred to as the "Committee" in this Compensation Discussion and Analysis) has made under those programs, and the key factors considered in making those decisions. This Compensation Discussion and Analysis focuses on the compensation of our Named Executive Officers for 2023, whose names and current positions with the Company are set forth below. Effective January 1, 2024, the Company implemented title changes for many employees across the organization, including Messrs. Arroyo and Braun and Ms. Mann, none of which impacted these individuals' compensation or responsibilities. Please see our 2023 Summary Compensation Table on **page 72** for each Named Executive Officer's title as of December 31, 2023.

    

JAMES QUINCEY	JOHN MURPHY	MANUEL ARROYO	HENRIQUE BRAUN	JENNIFER MANN
Chairman of the Board and Chief Executive Officer	President and Chief Financial Officer	Executive Vice President and Global Chief Marketing Officer	Executive Vice President and President, International Development	Executive Vice President and President, North America operating unit

2023 PERFORMANCE IN REVIEW

In 2023, we achieved our near-term goals while positioning our business for the long term. As the charts below reflect, our financial results in 2023 built on strong momentum from recent years and outperformed our long-term growth plan. Consistent with our pay-for-performance philosophy, the vast majority of pay for executives is at-risk and performance-based. The key financial measures in our incentive plans are reflective of our growth strategy, are widely used to evaluate the success of our business, and are highly correlated with long-term value creation.

Net Operating Revenue Growth



Organic Revenue Growth (Non-GAAP)*



Operating Income Growth



Comparable Currency Neutral Operating Income Growth (Non-GAAP)*



* Organic revenues is a non-GAAP financial measure that excludes or has otherwise been adjusted for the impact of acquisitions, divestitures and structural changes, as applicable, and the impact of fluctuations in foreign currency exchange rates. Comparable currency neutral operating income is a non-GAAP financial measure that excludes or has otherwise been adjusted for items impacting comparability and the impact of fluctuations in foreign currency exchange rates. See **Annex C** on **page 131** for reconciliations of non-GAAP financial measures to our results as reported under GAAP. Organic revenue growth is referred to as "net operating revenue growth" in our Named Executive Officers' incentive programs. Comparable currency neutral operating income growth, further adjusted for structural changes, is referred to as "operating income growth" in our Named Executive Officers' incentive programs. For more information on the non-GAAP financial measures chosen by the Committee for our Named Executive Officers' compensation programs, see **page 59**.

COMPENSATION RESULTS

Historically, our philosophy in determining appropriate incentive targets has been to set targets at the midpoint of the Company's publicly stated long-term growth plan. In February 2023, the Committee set the financial performance targets for the annual incentive award above the Company's externally communicated long-term growth plan in light of the impact of the expected 2023 inflationary environment. The financial performance targets for the annual incentive award were set at 6.5% for net operating revenue growth and 9.5% for operating income growth. Our strong financial performance certified under our incentive plans of 11.5% net operating revenue growth and 16.0% operating income growth resulted in a payout that was above target, consistent with our philosophy of tying executive pay to performance. Similarly, our 2021-2023 PSU payout is reflective of the strong momentum we have been building over the last several years.

Annual Incentive Payout

% of Target



*Discretionary incentive payment

Long-Term Incentive PSU Payout

% of Target



* Reflects decrease of award as a result of application of the relative TSR modifier

** Awards under the 2020-2022 PSU program and the 2021-2022 emerging stronger PSU program were both certified at 200%

RETURNS TO SHAREOWNERS

Despite currency headwinds and macroeconomic volatility, the Company grew both its U.S. dollar earnings per share and its dividend in 2023. In February 2024, we announced a 5.4% increase in our dividend per share of Common Stock, which is the Company's 62nd consecutive annual increase. Consistent with our financial performance, we have accelerated dividend growth over the past several years.

Earnings Per Share



Dividends Per Share



Total Shareowner Return ("TSR")*



*The TSR graph shows the value of a $100 investment in the Company's Common Stock, a comparative index of peers and the S&P 500 Index on December 31, 2018 through December 31, 2023, with dividends reinvested on the day of issuance.

2023 COMPENSATION OUTCOMES

The Committee is accountable for making decisions about executive compensation that are in the best long-term interests of our shareowners. We strive to achieve this through adherence to the Company's compensation philosophy and core principles and by carefully considering feedback received from shareowners to continually enhance our compensation programs. In 2023, 93% of our CEO's total direct compensation and 88% of the other Named Executive Officers' total direct compensation, on average, was performance-based.

These charts show the breakdown of the elements of total direct compensation of our Named Executive Officers in 2023.



CEO

7%
26%
67%

Base Salary

Annual Incentive

Long-Term Incentive

93% Performance-Based

Other Named Executive Officers Average

12%
30%
58%

88% Performance-Based

OUR COMPENSATION PHILOSOPHY AND CORE PRINCIPLES

While we consider many factors in our pay decisions, we are guided by the following philosophies and core principles:

PAY FOR PERFORMANCE

The vast majority of pay for executive officers is at-risk and performance-based with measures aligned to the Company's long-term growth plan. Performance is assessed in the following ways:

- The Company's financial performance, including results against long-term growth targets
- The Company's sustainability performance, including results against predefined measures
- Return to shareowners over time, both on an absolute basis and relative to our peers

ALIGNMENT WITH SHAREOWNERS

Our compensation programs are designed to align executives' interests with those of our shareowners. A majority of pay for our Named Executive Officers is tied to Company performance. We also maintain stock ownership guidelines for executive officers and remain committed to our Equity Stewardship Guidelines. Our robust governance practices enable us to be good stewards of equity incentives.

PROVIDE PROGRAMS THAT DRIVE LONG-TERM PROFITABLE GROWTH

We invest in and reward talent with the greatest potential to drive the long-term profitable growth of our Company, while holding employees accountable to the Company's strategy and values.

SIMPLICITY AND TRANSPARENCY

Our compensation programs include clear performance measures and line of sight for employees.

RECOGNITION OF INDIVIDUAL PERFORMANCE

Our compensation programs reward individual performance in a number of areas that contribute to our growth and success. For example, the Company's executives are responsible for achievement of non-financial goals, which are critical to the long-term success of our business, reflect our external responsibility as global leaders, and add value for our shareowners and other stakeholders.

In addition, individual performance against our cultural values and leadership behaviors is also taken into consideration in our compensation programs. Executives are thus motivated to deliver results that align with Company values and shareowner interests.

CONSIDER THE COCA-COLA SYSTEM

Our employees are required to operate and have influence in the context of our broad and complex global Coca-Cola system, which includes our approximately 200 bottling partners around the world. While the Company had $45.8 billion in 2023 reported net operating revenues and employed approximately 79,100 people as of December 31, 2023, the Coca-Cola system generates approximately $160 billion in annual revenues, operates in more than 200 countries and territories, and employs more than 700,000 people. Our executives and employees must not only manage our business but also support our bottling partners and other partners across the globe. System-wide alignment and a shared vision of success are critical to drive long-term growth.

ALIGNMENT OF APPROACH ACROSS THE WORKFORCE

Our people, at every level, are our most important asset. The Committee takes seriously the Company's goal to structure pay programs, from the CEO down through the entire workforce, in a manner that reinforces the Company's growth agenda. The Committee also understands that CEO pay should be perceived as reasonable relative to overall employee pay. The compensation approach used to set CEO and Named Executive Officer pay is the same approach used in determining compensation for the broader workforce, including pay competitiveness and the use of performance-based measures that reward exceptional financial performance. In its discretion in determining CEO and Named Executive Officer pay, the Committee may also consider other factors that it regularly reviews, including shareowner and employee feedback, the shareowner advisory vote on executive compensation and CEO pay ratio, among other things.

Talent and Compensation Committee Oversight is a Year-Round Process

We have a robust year-round engagement, planning, review and approval process to oversee the Company's strategies relating to executive compensation, talent, leadership and culture, including diversity, equity and inclusion. When evaluating pay reported in the 2023 Summary Compensation Table against Company performance, it is important to consider the timing of compensation decisions and which performance period informs each of the annual and long-term incentive awards. For instance:

- Annual incentive awards reported for 2023 were decided in February 2024 and reflect performance against targets and goals set in February 2023; and

- Long-term incentive awards reported for 2023 were granted in February 2023 and reflect the individual's potential to drive future growth.

Highlights from our 2023 agenda are set forth in the adjacent table.

JANUARY-MARCH

- Reviewed overall robustness and rigor of performance measures and targets for 2023 performance cycles
- Finalized performance measures and targets for upcoming performance cycles
- Approved annual and long-term incentive award opportunities for executive officers
- Discussed key components of talent, leadership and culture strategy, including diversity, equity and inclusion

APRIL-JUNE

- Reviewed results of "say-on-pay" advisory vote
- Conducted shareowner outreach to gather feedback on the "say-on-pay" advisory vote

JULY-SEPTEMBER

- Reviewed program designs for the upcoming year
- Evaluated and set compensation comparator group to be used for upcoming year

OCTOBER-DECEMBER

- Reviewed progress related to key components of talent, leadership and culture strategy, including diversity, equity and inclusion
- Reviewed risk assessment of compensation programs
- Benchmarked compensation program designs and pay opportunities against the compensation comparator group

CHECKLIST OF EXECUTIVE COMPENSATION PRACTICES

 **WHAT WE DO**

- Base the vast majority of executive pay on business performance and shareowner returns; pay is not guaranteed
- Align pay outcomes with individual and Company performance
- Set robust incentive targets derived from long-term growth plan
- Adhere to an equity burn rate commitment of 0.4% or less
- Apply share ownership and share retention policies
- Provide limited perquisites with sound business rationale
- Include "double-trigger" change in control provisions in equity awards
- Prohibit short sales, hedging and pledging of Company stock by executive officers and Directors
- Regularly assess the risk-reward balance of our compensation programs in order to mitigate undue risks in our programs
- Include clawback provisions in our compensation programs

 **WHAT WE DON'T DO**

- No employment contracts unless required by law
- No dividends or dividend equivalents on unearned PSUs or RSUs
- No repricing of underwater stock options
- No tax gross-ups for personal aircraft use or financial planning
- No special change in control severance provisions for executive officers
- No tax gross-ups related to change in control

Refresh the World.
Make a Difference.   Voting Roadmap   Governance   Share Ownership   **Compensation**   Audit Matters   Shareowner
Proposals   Annexes

ELEMENTS OF EXECUTIVE COMPENSATION

We generally provide three elements of total direct compensation: base salary, annual incentive and long-term incentive, which are described below. In addition, we provide limited perquisites (see **page 66**) and standard retirement and benefit plans (see **pages 70** and **128**).

Base Salary

Fixed cash compensation based on the market-competitive value of the skills and knowledge required for each role. Base salary is reviewed and adjusted when appropriate to maintain market competitiveness. Increases in base salary are not automatic or guaranteed.

Annual Incentive

Variable cash compensation designed to reward results in the prior year. Annual cash incentives are based on:

- Company and operating unit financial measures (net operating revenue growth and operating income growth)
- Non-financial measures (progress toward diversity, equity and inclusion aspirations)
- Individual performance

Long-Term Incentive

Equity awards designed to motivate executives and reward potential to drive long-term growth, as well as to align the interests of employees with those of shareowners. Grants for Named Executive Officers are awarded in the form of stock options and PSUs.

Performance measures for the PSUs granted in 2023 were as follows:

- Net operating revenue growth
- EPS growth
- Free cash flow
- Certain environmental sustainability measures
- Relative TSR modifier

IMPORTANT FACTS ABOUT OUR INCENTIVE TARGETS

RIGOR OF INCENTIVE TARGETS

The Committee recognizes the importance of achieving an appropriate balance between rewarding executives for strong performance over both the short term and long term and establishing realistic but rigorous targets that continue to attract, motivate and retain executives.

In 2023, the Committee continued to dedicate time to assess the robustness and rigor of our incentive targets, considering the following:

- Performance levels in line with our long-term growth plan and shareowner expectations
- The likelihood of achieving various levels of performance, including consideration of macroeconomic factors
- Measures, program designs and results at companies in our comparator group

CHOICE OF INCENTIVE MEASURES

The key financial measures in our incentive plans align with our growth strategy, are widely used to evaluate the success of our business by investors, are prevalent among our compensation comparator group, and are highly correlated with long-term value creation. Our non-financial sustainability measures in our incentive plans align with the Company's priority issues and reinforce our executives' accountability for both our short- and long-term sustainability goals. To evaluate performance in a manner consistent with how management evaluates our operating results and trends, the key financial measures in our annual and long-term incentive plans are measured on a non-GAAP basis. We make certain adjustments when calculating these results, such as for the impact of foreign currency exchange rate fluctuations, items impacting comparability, changes in financial accounting reporting regulations, and costs and other financial implications associated with certain corporate transactions.

Our incentive targets are currency neutral because the Committee believes these targets should measure the underlying results of the business and that business leaders should be encouraged to make decisions that help drive long-term sustainable growth rather than those which address short-term currency fluctuations. This philosophy has been in place for several years, and we review this regularly, as it is an important concern for global companies like ours with significant exposure to foreign currency exchange rate fluctuations.

Base Salary

Base salary is fixed cash compensation delivered in return for day-to-day job responsibilities, leadership skills and experience. Market-competitive base salaries help attract, motivate and retain executive talent. Base salary is not intended to reward past performance.

The Committee annually reviews the base salaries of our Named Executive Officers and makes adjustments when appropriate based on market competitiveness and other relevant factors. The Committee may also make periodic adjustments in connection with promotions or changes in responsibility.

In January 2023, in connection with his appointment to President, International Development, Mr. Braun's base salary was increased. In April 2023, adjustments were made to the base salaries of Messrs. Murphy and Arroyo and Ms. Mann, to align with market competitiveness.

Name	Base Salary (12/31/2022) ($)	Base Salary (12/31/2023) ($)
Mr. Quincey	$ 1,600,000	$ 1,600,000
Mr. Murphy	1,025,000	1,066,000
Mr. Arroyo	669,500	696,280
Mr. Braun	603,200	700,000
Ms. Mann	675,000	702,000

Annual Incentive Compensation

Annual cash incentives are determined under the Annual Incentive Plan and are designed to reward annual performance and individual contributions that support business results and strategy. Awards for our Named Executive Officers are determined based on a formula with predefined financial and non-financial measures (such measures, together, the "Business Performance Factor") aligned with the Company's long-term growth strategy as well as each executive's individual performance ("Individual Performance Amount").



BASE SALARY $\times$ TARGET PERCENTAGE $\times$ BUSINESS PERFORMANCE FACTOR $+$ INDIVIDUAL PERFORMANCE AMOUNT (+/- 30%) $=$ ANNUAL INCENTIVE AMOUNT (0-200%)

BUSINESS PERFORMANCE FACTOR

Actual awards under the Annual Incentive Plan for the Named Executive Officers are primarily driven by the Business Performance Factor, which follows a formulaic calculation utilizing financial performance targets and non-financial goals determined at the outset of the performance period. The Committee selects financial performance measures and targets that it believes are consistent with the Company's strategic goals and which are designed to be challenging but achievable.

For 2023, the Committee selected net operating revenue growth and operating income growth as the financial performance measures for the Business Performance Factor.

Historically, our philosophy in determining appropriate annual incentive targets has been to set targets at the midpoint of the Company's publicly stated long-term growth plan of 4% to 6% for organic revenue growth and 6% to 8% for comparable currency neutral operating income growth. This aligns our compensation programs to our investors' growth and value creation expectations.

In February 2023, the Committee set annual incentive targets above the Company's long-term growth plan in light of the impact of the expected 2023 inflationary environment. Throughout the year, the Committee monitored the impact of inflation and other external influences to help ensure our annual incentive results reflected the results of our business and remained aligned to the value delivered to our shareowners. After review, the Committee determined the annual incentive targets set at the beginning of 2023 were appropriate and no adjustments were necessary.

The Committee also determined to include certain non-financial goals in the Business Performance Factor for our executive officers, including the Named Executive Officers, to reinforce their collective accountability with respect to the Company's diversity, equity and inclusion aspirations. These non-financial goals accounted for 10% of the Business Performance Factor and were based on predefined qualitative and quantitative components (the "Diversity, Equity and Inclusion Components"). These Diversity, Equity and Inclusion Components were designed to foster the design and implementation of sustainable diversity, equity and inclusion strategies, as well as to encourage progress toward the Company's 2030 aspirations, for example, to be 50% led by women globally.

For Messrs. Quincey, Murphy, Arroyo and Braun, the Committee approved a Business Performance Factor design that was weighted 45% for overall Company net operating revenue growth, 45% for overall Company operating income growth (together, "Overall Company Financial Performance") and 10% for the Diversity, Equity and Inclusion Components. For Ms. Mann, who had responsibility in 2023 for the Company's North America operating unit ("NAOU"), the Committee approved a Business Performance Factor design that was weighted 60% for Overall Company Financial Performance, 30% for the performance of the NAOU, measured by the net operating revenue growth and operating income growth of the North America reporting segment, each weighted equally, and 10% for the Diversity, Equity and Inclusion Components.

Actual net operating revenue and operating income growth results were rounded to the nearest half percent, and the Committee determined whether each of the Diversity, Equity and Inclusion Components was either achieved or not achieved. The payout for each performance measure was then weighted to determine the final Business Performance Factor. For 2023, the Business Performance Factor could range from 0% to 190% of the target incentive. For the financial performance measures, a minimum threshold must have been achieved and the maximum performance level was set to be difficult. Our 2023 payout results reflect our extraordinary business performance for the year.

The overall financial targets and non-financial goals and results for the Company for 2023 were as follows:

Financial Measures

Performance Measure	Target*	Actual Performance	Result		Weighting	Weighted Result
Net Operating Revenue Growth**	6.5%	**11.5%**	200%		45%	90%
Operating Income Growth**	9.5%	**16.0%**	200%		45%	90%

Non-Financial Measures

Performance Measure	Goal	Actual Performance	Result		Weighting	Weighted Result
Diversity, Equity and Inclusion Components**	**Progress**	**All Achieved**	100%		10%	10%
					Company Performance Factor	**190%**

*   The specific targets for the NAOU are not disclosed because they relate to business operations in a specific geography and disclosure could result in competitive harm.

**   Net operating revenue growth is organic, which is a non-GAAP financial measure that excludes or has otherwise been adjusted for the impact of acquisitions, divestitures and structural changes, as applicable, and the impact of fluctuations in foreign currency exchange rates. Operating income growth is comparable currency neutral (adjusted for structural changes), which is a non-GAAP financial measure that excludes or has otherwise been adjusted for items impacting comparability, the impact of fluctuations in foreign currency exchange rates, and the impact of structural changes, as applicable. Items impacting comparability include asset impairments, transaction gains/losses, restructuring and other items. Structural changes generally refer to acquisitions and divestitures of bottling operations, including the impact of intercompany transactions among our operating segments. Using these adjusted measures of net operating revenue growth and operating income growth is appropriate because they provide a more consistent comparison against the prior year.

***   60% of the overall weighting of the Diversity, Equity and Inclusion Components was based on our executive officers demonstrating efforts to design and implement diversity, equity and inclusion strategies aligned to our business strategy with a focus on creating a culture of inclusion and building sustainable programs to foster recruitment, development and retention of diverse talent. The Committee determined this qualitative component was achieved for 2023 based on the Committee's review of a comprehensive summary of actions completed by our executive officers during 2023. Examples included: embedding diversity, equity and inclusion strategies into talent processes, programs and initiatives; enhancing external recruitment processes to mitigate potential bias; building intentional exposure and development for inclusion network leaders; creating a year-round inclusion program to celebrate and recognize diversity throughout the year; and assessing corporate office spaces to ensure that our facilities accommodate all people.

40% of the overall weighting of the Diversity, Equity and Inclusion Components was determined by quantitatively demonstrating progress as of December 31, 2023 against the prior year period in terms of representation of women in leadership globally and people of color in leadership in the U.S. As the Company demonstrated progress in both categories, the Committee determined that this quantitative component was achieved for 2023.

The base salary, target annual incentive and 2023 Business Performance Factor for each of our Named Executive Officers were as follows:

Name	Base Salary (12/31/2023) ($)	Target (%)	Target Annual Incentive ($)	Business Performance Factor (%)
Mr. Quincey	$ 1,600,000	200%	$ 3,200,000	190%
Mr. Murphy	1,066,000	150%	1,599,000	190%
Mr. Arroyo	696,280	125%	870,350	190%
Mr. Braun	700,000	125%	875,000	190%
Ms. Mann*	702,000	100%	702,000	190%

* For Ms. Mann, the Business Performance Factor was weighted 60% for Overall Company Financial Performance (at 200%), 30% for the performance of the NAOU, measured by the net operating revenue growth and operating income growth of the North America reporting segment (at 200%), and 10% for the Diversity, Equity and Inclusion Components (at 100%).

INDIVIDUAL PERFORMANCE AMOUNTS

For the Individual Performance Amount, the Committee considers each Named Executive Officer's individual contributions to overall Company results and operational measures, achievement of key strategic objectives and contributions toward evolving the Company's organization and culture. An Individual Performance Amount may be awarded based on an assessment of an executive's individual performance throughout the year as guided by the individual's scorecard. The scorecard provides a framework to clearly define specific action items in support of the Company's key objectives: win more consumers; gain market share; strong system economics; strengthen stakeholder impact; and equip the organization to win. The maximum percentage of an individual's target award that could have been awarded for individual performance in 2023 was 30%. In 2023, the Committee decided not to adjust the payouts based on individual performance for any of the Named Executive Officers.

Long-Term Incentive Compensation

The Company's long-term incentive compensation programs are designed to reward performance over the longer term and align the interests of employees with those of shareowners. The vast majority of these awards are performance-based. In 2023, all long-term incentive awards were equity-based for our Named Executive Officers. All equity awards are subject to our Equity Stewardship Guidelines. An update regarding our 2023 progress against these Guidelines is included on **page 65** under Equity Stewardship Guidelines and Scorecard.

LONG-TERM INCENTIVE AWARDS: AMOUNTS AND PERFORMANCE MEASURES

The Committee sets award ranges for long-term incentive compensation at the executive officer level. In 2023, the ranges were informed by surveys and the pay practices of our compensation comparator group. The Committee does not target a specific percentile ranking against our compensation comparator group and may grant long-term incentive awards at the higher end of the range for a variety of factors, including individual performance and to reflect support of the larger Coca-Cola system.

Once the value of the 2023 long-term incentive award was determined, the Committee granted the long-term incentive award as a combination of PSUs with a three-year performance period and stock options for our executive officers. The Committee determined that PSUs and stock options, rather than RSUs, were the most appropriate equity vehicles for our executive officers, as they put a greater portion of total compensation at risk if the Company does not deliver growth to its shareowners. Due to the rules for how the grant date fair value of long-term incentive awards must be calculated for GAAP purposes, the 2023 Summary Compensation Table may not reflect the same PSU and stock option values described below.

How PSU Amounts and Targets Were Determined

- To determine the number of PSUs awarded, the target dollar value of the grant was divided by a 30-day average closing stock price.

- For PSU awards granted in 2023, performance measures were weighted 30% for net operating revenues, 30% for EPS, 30% for free cash flow and 10% for achievement of certain environmental sustainability measures.

- The financial performance targets were derived from our long-term growth plan and were set by the Committee after a detailed review, which included benchmarking performance and evaluating the practices of compensation comparator companies.

- The environmental sustainability component of the 2023 PSU awards was equally weighted based upon the achievement of predefined goals related to the Company's World Without Waste packaging strategy (global rPET usage rate) and its 2030 Water Security Strategy (watershed leadership locations replenishment rate).

- For PSU awards granted in 2023, participants would receive 50% of the award at the threshold level of performance per measure, 100% of the award at the target level of performance per measure and 200% of the award at the maximum level of performance per measure, prior to application of the relative TSR modifier.

PSU Relative TSR Modifier

- The number of shares earned from PSU awards will be reduced or increased for Named Executive Officers if TSR over the performance period relative to a predefined TSR comparator group falls outside of a predefined range. Specifically, after the performance results are certified, the award will be modified up or down as shown in the table below, if applicable.

If total shareowner return over the performance period is:	Then:	
At or above the 75th percentile of the TSR comparator group		The award will be increased 25%
At or above the 25th and below the 75th percentile of the TSR comparator group		No change will be made to the award
Below the 25th percentile of the TSR comparator group		The award will be decreased 25%

- For awards granted prior to 2023, the TSR comparator group was aligned with our compensation comparator group. For awards granted in 2023 and after, the TSR comparator group is comprised of the companies listed in the S&P 500 Consumer Staples Index.

- If there is no change to the PSU payout because the relative TSR modifier is not applicable, PSU payouts can range from 0% to 200%. If the threshold level or greater is achieved for each of the performance measures, and if the relative TSR modifier is applicable, PSU payouts can range from 38% to 250%.

How Stock Option Award Amounts Were Determined

- When determining the number of stock options awarded, a Black-Scholes value is calculated, and floor and ceiling "guardrails" are then calculated based on a 30-day average closing stock price. These guardrails help manage our burn rate commitment and mitigate against excessively high or low Black-Scholes values.

- For stock option grants in 2023, our floor guardrail, which valued options at 20% of the 30-day average closing stock price, was used to determine the number of stock options to grant by dividing the target dollar value for the grant by this guardrail value. This resulted in significantly fewer stock options being granted than what would have been granted using a pure Black-Scholes model.

2023 LONG-TERM INCENTIVE AWARDS

The Committee approved the following long-term incentive awards for the Named Executive Officers in February 2023. For Messrs. Quincey and Murphy, the Committee allocated the value of the long-term incentive awards equally between PSUs and stock options. All other employees eligible for long-term incentive awards, including Messrs. Arroyo and Braun and Ms. Mann, were given the opportunity to elect the allocation of their long-term incentive award within predefined parameters. After considering their elections, the Committee also allocated the value of the long-term incentive awards equally between PSUs and stock options for each of Messrs. Arroyo and Braun and Ms. Mann.

Name	2023 Long-Term Incentive Award ($)	2023-2025 Performance Share Units (#)	Options (#)
Mr. Quincey	$ 15,516,570	146,687	733,437
Mr. Murphy	6,034,220	57,045	285,225
Mr. Arroyo	3,448,120	32,597	162,986
Mr. Braun	3,017,143	28,523	142,613
Ms. Mann	2,155,065	20,373	101,866

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STATUS OF PSU PROGRAMS



Performance Categories:
● Compound Annual Growth in Net Operating Revenues
● Compound Annual Growth in Earnings Per Share
● Cumulative Free Cash Flow
● Environmental Sustainability

2021-2023[1][2][3][4]



Status:

- Results were certified in February 2024.

- Net operating revenue compound annual growth, EPS compound annual growth and cumulative free cash flow were each above the maximum performance level. The relative TSR modifier was not triggered up or down, as total shareowner return was above the 25th percentile but below the 75th percentile. Final payout was certified at 200% based on Company performance.

2022-2024[1][2][3][4][5]



Status:

- As of December 31, 2023, payout was projected above the target level. Company performance over the remaining year of the performance period will determine the number of shares earned, if any.

- Results will be certified in February 2025, including applying the relative TSR modifier, if applicable.

2023-2025[1][2][3][4][5]



Status:

- As of December 31, 2023, payout was projected above the target level. Company performance over the remaining two years of the performance period will determine the number of shares earned, if any.

- Results will be certified in February 2026, including applying the relative TSR modifier, if applicable.

(1) Participants receive 50% of the award at the threshold level of performance per measure, 100% of the award at the target level of performance per measure and 200% of the award at the maximum level of performance per measure. Results are rounded and the number of shares is extrapolated on a linear basis between performance levels for the net operating revenue, EPS and free cash flow performance measures. For the environmental sustainability performance measures, if applicable, results are rounded and the number of shares is not extrapolated between performance levels.

(2) The PSU program provides for comparable currency neutral net operating revenue growth to be based on a three-year compound annual growth target tied to Company performance. This measure differs from net operating revenue growth reported under GAAP, primarily due to the impact of currency and items impacting comparability. The calculation of comparable currency neutral net operating revenue growth for the 2021-2023 period was adjusted, and the 2022-2024 and 2023-2025 periods will be adjusted, to exclude acquisitions, divestitures and structural changes that are significant to the Company as a whole, if applicable. The 2022-2024 and 2023-2025 periods will also be adjusted to exclude the impact of accounting changes, if applicable, and for any unusual items that are significant to the Company as a whole that are approved by the Committee, if applicable.

(3) The PSU program provides for comparable currency neutral EPS growth to be based on a three-year compound annual growth target tied to Company performance. This measure differs from EPS reported under GAAP, primarily due to the impact of currency and items impacting comparability. The calculation of comparable currency neutral EPS growth for the 2021-2023 period was adjusted, and the 2022-2024 and 2023-2025 periods will be adjusted, to exclude acquisitions, divestitures and structural changes that are significant to the Company as a whole, if applicable. The 2022-2024 and 2023-2025 periods will also be adjusted to exclude the impact of accounting changes, if applicable, tax impacts resulting from the application of the tax court rulings and/or settlements arising from the Statutory Notice of Deficiency from the Internal Revenue Service received on September 17, 2015 (the "2015 Notice of Deficiency"), if applicable, and for any unusual items that are significant to the Company as a whole that are approved by the Committee, if applicable.

(4) The PSU program provides for free cash flow to be based on a cumulative three-year absolute target amount tied to Company performance. Free cash flow is a non-GAAP financial measure that represents net cash provided by operating activities less purchases of property, plant and equipment. The net income component of net cash provided by operating activities for the 2021-2023 period was adjusted, and the 2022-2024 and 2023-2025 periods will be adjusted, for the impact of currency. Free cash flow for the 2021-2023 period was adjusted, and the 2022-2024 and 2023-2025 periods will be adjusted, to exclude acquisitions, divestitures and structural changes that are significant to the Company as a whole, if applicable. The 2022-2024 and 2023-2025 periods will also be adjusted for the impact of accounting changes and certain cash payments for pension plan contributions, if applicable, cash impacts resulting from the application of the tax court rulings and/or settlements arising from the 2015 Notice of Deficiency, if applicable, and for any unusual items that are significant to the Company as a whole that are approved by the Committee, if applicable. The free cash flow target for the 2023-2025 period reflects the impact of significantly higher annual transition tax payments required by the 2017 Tax Cuts and Jobs Act as compared to the annual transition tax payments included in the targets for the 2021-2023 and 2022-2024 periods. See Part II, "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 15 to the Company's consolidated financial statements in the Form 10-K for more information.

(5) The PSU program for the 2022-2024 and 2023-2025 periods provides for the environmental sustainability performance measure to be equally weighted based on the achievement of predefined goals related to the Company's 2030 Water Security Strategy (watershed leadership locations replenishment rate) and its World Without Waste packaging strategy (global rPET usage rate). "Watershed leadership locations replenishment rate" is the ratio of replenish project volumetric benefits (located within "leadership locations" minors basins and/or their water supply watersheds) divided by the replenishment required in the "leadership locations" (its total water use less its beneficial wastewater discharge). "Leadership locations" is a Company designation for locations of Company manufacturing facilities that satisfy the criteria of a water risk assessment. "Global rPET usage rate" is defined as the percent of rPET (recycled polyethylene terephthalate) procured for use in our global primary consumer PET packaging (non-refillable PET bottles and refillable PET bottles). The environmental sustainability calculations for the 2022-2024 and 2023-2025 periods will be adjusted to exclude acquisitions, divestitures and structural changes that are significant to the Company as a whole, if applicable. In addition, the calculations will be adjusted for any unusual items that are significant to the Company as a whole that are approved by the Committee, if applicable.

OTHER LONG-TERM INCENTIVE AWARDS

The vast majority of equity awards are made as part of the long-term incentive awards in February of each year; however, the Committee may during the course of the year determine to grant additional equity awards, which typically have been limited and in the form of time-based RSUs or performance-based awards.

From time to time, we establish additional performance-based programs related to specific performance goals to motivate and reward for specific initiatives. No Named Executive Officer received such an award in 2023.

EQUITY STEWARDSHIP GUIDELINES AND SCORECARD

We have adopted Equity Stewardship Guidelines, which specify how we will use long-term equity compensation with respect to the global employee population. The Equity Stewardship Guidelines can be viewed on the Company's website at **www.coca-colacompany.com**, by clicking on "Investors," then "Corporate Governance" and then "Documents."

Under the Equity Stewardship Guidelines, we have committed to an annual burn rate of 0.4% or less, which makes availability of shares used for equity awards more certain. With respect to dilution, it is our intention to use the proceeds from stock option exercises by employees to repurchase shares over time, minimizing dilution, although such proceeds may at times be used for other corporate purposes. Actual dilution is expected to continue to be less than 1% per year. This approach provides us the flexibility to consider share repurchases in the context of our overall capital allocation strategy.

For transparency, we also provide an Equity Scorecard for the Company.

• The annual equity awards represent the vast majority of equity awards granted during the year.

• Total overhang includes outstanding awards granted under plans ("Prior Plans") in place prior to adoption of the 2014 Equity Plan. Awards from Prior Plans that expire or are forfeited will not be issued or available for future issuance. Total overhang will decline each year as equity awards are exercised, and as awards from Prior Plans expire or are forfeited.

• In the Equity Scorecard, actual dilution is how much the equity issued to employees reduces the value of existing shares.

2023 Equity Scorecard

	Description	2023		
Burn Rate Commitment	Maximum average burn rate of 0.4% for the 2014 Equity Plan.	0.40%		
Actual Burn Rate	The total number of shares underlying equity awards granted in the year, as a percentage of Common Stock outstanding.	0.14%		
Overhang	The total number of shares underlying equity awards already granted plus those available for future grants, as a percentage of Common Stock outstanding.	Prior Plans	2014 Equity Plan	Total
	With Equity Stewardship Guidelines[1]	0.22%	4.62%	4.84%
Actual Dilution	A measure of how much the equity issued to employees reduces the value of existing shares.[2]	0.22%		

[1] Based on share usage assumption of 200 million shares.

[2] Calculated by dividing the number of net shares issued to employees during the year by the average number of shares of Common Stock outstanding. The number of net shares issued represents the difference between the total number of shares issued and the number of shares repurchased solely using proceeds from employee stock option exercises. Does not include additional share repurchases which further mitigate dilution.

PERQUISITES AND OTHER PERSONAL BENEFITS

We provide a limited number of perquisites and other personal benefits to our Named Executive Officers. The table below summarizes and provides the business rationale for each of the perquisites and other personal benefits provided to the Named Executive Officers in fiscal year 2023. The Committee reviews and carefully considers the reasonableness of and rationale for providing these perquisites and believes these perquisites are consistent with market practice.

For more information about these perquisites and other personal benefits, and their values, see the discussion beginning on **page 74**.

Category	Business Rationale
Aircraft Usage	To allow travel time of our Chairman and CEO and our President and Chief Financial Officer to be used productively for the Company; for security purposes due to the high profile and global nature of our business and well-recognized brands; and to ensure availability to respond to business priorities from any location around the world.
International Service Program	To promote global mobility and development opportunities for individuals working outside their home country.
Financial and Tax Planning	To address the complex tax and financial situations and assist in compliance with local country laws for a significant percentage of our executive officers with dual nationalities or work histories in a number of countries.
Other	Executive physicals are made available to set an example for active, healthy living. As Chairman of the Board, Mr. Quincey received gifts in connection with certain Board meetings. Club membership privileges are provided to Messrs. Murphy and Braun, primarily for business purposes but also for occasional personal purposes.

HOW WE MAKE COMPENSATION DECISIONS

Shareowner Engagement and Results of 2023 Advisory Vote on Executive Compensation

The Company has a long-standing shareowner outreach program and routinely interacts with shareowners on a number of matters, including executive compensation (see **page 42**).

The Committee takes the feedback from these engagement efforts seriously, as well as the results of our "say-on-pay" proposals. At the 2024 Annual Meeting, we are again holding an advisory vote to approve executive compensation and will continue to consider the results of the advisory vote when making future compensation decisions.

Last year, the Company's say-on-pay proposal received support from over 90% of the votes cast. Through robust engagement in recent years, we have confirmed that shareowners generally approve of our pay-for-performance philosophy, as well as the design of our executive compensation programs. Shareowners have also expressed support for our recent compensation initiatives, and, in particular, support the incorporation of sustainability measures into our annual and long-term incentive programs. Through these engagements, we've committed to continue to maintain our focus on designing programs from a pay-for-performance perspective and follow our strong governance practices, which include our commitment to monitor and limit the use of consulting agreements with senior executive officers and exercise prudence with all aspects of such agreements, including quantum. We are encouraged by the continuous feedback we receive from shareowners and are committed to continuing our shareowner outreach program as it relates to our executive compensation programs.

Decision-Making Process

ROLE OF THE COMMITTEE

The Committee reviews and discusses the Board's annual evaluation of the Chairman and CEO and makes preliminary determinations about his base salary, annual incentive, long-term incentive compensation, and other awards as appropriate. The Committee then discusses the compensation recommendations with the full Board, and the Committee approves final compensation decisions after this discussion.

ROLE OF THE CHIEF EXECUTIVE OFFICER

For the other Named Executive Officers, the CEO considers performance and makes individual recommendations to the Committee on base salary, annual incentive, long-term incentive compensation, and other awards as appropriate. The Committee reviews, discusses, modifies and approves, as appropriate, these compensation recommendations.

COMMITTEE RESOURCES AND TOOLS

The Committee uses several resources and tools, including data about market competitiveness, to make compensation decisions in line with our compensation philosophy.

Compensation Comparator Group

We use a comparator group of companies when making certain compensation decisions. This comparator group is used as a reference point, but compensation paid at other companies is only one factor in the decision-making process. As noted above, our employees operate in the much larger Coca-Cola system, but when comparing size with comparator companies, we utilize only the net operating revenues and market capitalization of the Company. We routinely review the selection criteria and companies in our comparator group. For 2023, based on input from our compensation consultant, Meridian Compensation Partners, LLC ("Meridian"), the Committee approved updates to the comparator group, which resulted in the addition of four companies (Abbott Laboratories, Archer-Daniels-Midland Company, Intel Corporation, and The Kraft Heinz Company), and the removal of four companies (AT&T Inc., General Mills, Inc., International Business Machines Corporation, and Walmart Inc.).

The table below shows our criteria on how the compensation comparator group was chosen and how it is used.

HOW THE COMPENSATION COMPARATOR GROUP WAS CHOSEN	HOW WE USE THE COMPENSATION COMPARATOR GROUP*	2023 COMPENSATION COMPARATOR GROUP
• Comparable size to the Company based on net operating revenues and market capitalization • Major global presence with sales and operations outside of the United States • Large consumer products business • Market-leading brands or category positions as defined by Interbrand • Financially strong companies • Available compensation data	• As an input in developing base salary ranges, annual incentive targets and long-term incentive award ranges • To evaluate share utilization by reviewing overhang levels and annual burn rate • To benchmark the form, mix and design of equity incentives awarded to employees • To benchmark share ownership guidelines • To assess the competitiveness of total direct compensation awarded to executive officers • To assess talent and recruitment practices • To compare Company performance and validate whether executive compensation programs are aligned with Company performance • As an input in designing compensation plans, benefits and perquisites	• Abbott Laboratories • Archer-Daniels-Midland Company • Colgate-Palmolive Company • Danone S.A. • Intel Corporation • Johnson & Johnson • Kimberly-Clark Corporation • The Kraft Heinz Company • McDonald's Corporation • Mondelēz International, Inc. • Nestlé S.A. • NIKE, Inc. • PepsiCo, Inc. • Pfizer Inc. • Philip Morris International Inc. • The Procter & Gamble Company • Starbucks Corporation • Unilever PLC

* Since some of the comparator group companies are not U.S.-based, a subgroup of the companies may be used for some purposes when data is not publicly available for the non U.S.-based companies.

Role of the Compensation Consultant

COMPENSATION CONSULTANT INDEPENDENCE

The Committee is authorized by its charter to employ independent compensation consultants and other advisors. In 2023, the Committee engaged Meridian to serve as its independent consultant with respect to executive compensation programs. Meridian reports directly to the Committee.

In accordance with the Committee's Independent Compensation Consultant Policy (the "ICC Policy"), prior to the retention of a compensation consultant (or any other external advisor), and annually thereafter, the Committee assesses the independence of the compensation consultant. Under the ICC Policy, a consultant is considered independent if:

- The individual consultant and any consulting firm or organization that employs the consultant is independent of the Company;

- The individual consultant does not provide services or products of any kind to the Company or its affiliates or to their management, other than in its capacity as the Committee's advisor; and

- The consulting firm may not provide any other services to the Company without the prior written consent of the Committee Chair.

The Committee assessed Meridian's independence under the ICC Policy, including considering the following factors specified in the NYSE listing standards: (i) the provision of other services by the consulting firm to the Company; (ii) the amount of fees paid as a percentage of the total revenue of the consulting firm; (iii) the policies and procedures of the consulting firm that are designed to prevent conflicts of interest; (iv) any business or personal relationship of the consultant with a member of the Committee; (v) any stock of the Company owned by the consultant; and (vi) any business or personal relationship of the consultant or consulting firm with an executive officer of the Company. Meridian provided the Committee with confirmation of its independent status under the ICC Policy. Based on this evaluation, the Committee has determined that Meridian met the criteria for independence.

COMPENSATION CONSULTANT DUTIES

- Reports directly to the Committee with regular interface with the Committee Chair

- Attends all meetings of the Committee, including executive sessions without management present

- Reviews the Company's executive compensation strategy and programs to ensure appropriateness and market competitiveness

- Provides research, data analyses, survey information and design expertise in developing compensation programs for executives and incentive programs for eligible employees

- Regularly updates the Committee on market trends, changing practices, and legislation pertaining to executive compensation and benefits

- Advises the Committee on the appropriate comparator group for compensation and benefit programs

Risk Considerations

- The Committee reviews the risks and rewards associated with the Company's compensation programs. The programs are designed with features that the Committee believes mitigate risk without diminishing the incentive nature of the compensation. Our compensation programs encourage and reward prudent business judgment and appropriate risk taking over both the short term and the long term.

- The Company's incentive compensation programs contain appropriate risk mitigation features, including award caps, multiple performance measures, clawback features and ranges of awards. In addition, the share ownership and retention guidelines mitigate risk.

- In 2023, the Company conducted, and both the compensation consultant and the Committee reviewed, a global risk assessment of our compensation programs. The risk assessment included conducting a global inventory of incentive plans and programs and considered factors such as the plan measures, number of participants, maximum payments and risk mitigation factors. Management and the Committee do not believe that any of the Company's compensation programs create risks that are reasonably likely to have a material adverse impact on the Company. As such, the Company did not make any material adjustments to its compensation policies and practices as a result of the global risk assessment.

ADDITIONAL COMPENSATION INFORMATION

Share Ownership Guidelines

- Share ownership guidelines align executives' long-term financial interests with those of shareowners.

- All Named Executive Officers are in compliance with the share ownership guidelines.

- The ownership guidelines for our Named Executive Officers are as follows:

Name	Value of Common Stock to be Owned*
Mr. Quincey	8 times base salary
Mr. Murphy	5 times base salary
Messrs. Arroyo and Braun and Ms. Mann	4 times base salary

* Shares are valued based on the average closing price of Common Stock for the prior one-year period.

- Stock options do not count toward the ownership guidelines and PSUs count only after the performance criteria have been met.

- To ensure compliance with the ownership guidelines, the Committee may direct that up to 50% of the annual incentive be withheld if an executive is not compliant. In addition, the Committee may mandate the retention of 100% of net shares, after settlement of taxes and transaction fees.

Share Retention Policy

- To ensure that our executives exhibit a strong commitment to Company stock, we have adopted a share retention policy. Our share retention policy applies in addition to the share ownership guidelines described above.

- Executive officers who have not yet met their share ownership objective must retain 50% of the shares (after paying taxes) obtained from option exercises or from the release of performance shares or restricted stock awards until the earlier of the date on which the share ownership objective is met or separation from the Company.

- Limited exceptions apply for donations of stock to charities, educational institutions or family foundations and for sales or divisions of property in the case of divorce, disability or death. The Committee is authorized to grant waivers in exceptional circumstances.

Anti-Hedging, Anti-Short Sale and Anti-Pledging Policies

- The Company has an insider trading policy prohibiting our Directors, Section 16 Officers, and certain other insiders from (i) purchasing any financial instruments that are designed to hedge or offset any decrease in the market value of Company securities, or (ii) engaging in any short sales of Company securities. Our Directors and Section 16 Officers and certain other insiders are also prohibited from pledging Company Common Stock as collateral for a loan, holding Company Common Stock on margin or borrowing against Company Common Stock held in a margin account.

- For a more detailed discussion of the Company's anti-hedging, anti-short sale and anti-pledging policies, see **page 43**.

Clawbacks

- Effective October 2, 2023, the Company adopted a clawback policy to align with listing rules adopted by NYSE as required by the SEC. The policy applies to all executive officers (as defined under the applicable rules) and requires the Company to seek to recoup certain incentive-based compensation, whether cash- or equity-based, from current or former officers and in the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws.

- In addition, under certain other circumstances, the Company's incentive compensation, including equity compensation, is subject to recoupment. These clawback provisions apply while an individual is employed and, if an employee separates from employment, until the later of one year from separation and payment of the applicable compensation. These clawback provisions allow the Company to recoup payments if an employee or former employee engages in certain prohibited activities, which include violation of any Company policy (including the Company's Code of Business Conduct), actions that result in reputational harm to the Company, disclosing confidential information or trade secrets, accepting employment with competitors or soliciting Company employees. These provisions apply regardless of whether these actions result in an accounting restatement.

Retirement and Benefit Plans

- Named Executive Officers participate in the same retirement and benefit plans as the broader population of non-union employees, as applicable. These plans provide for basic retirement needs and serve as a safety net to protect against the financial catastrophes that can result from illness, disability or death.

- Retirement plans generally include pension plans, retirement savings plans and deferred compensation plans. There are no special or enhanced pension formulas for the Named Executive Officers. See the 2023 Pension Benefits table on **page 79** for the value of accumulated pension benefits for the Named Executive Officers.

- Benefit plans generally include medical, dental and disability plans.

Change in Control

- The Company has change in control provisions in its annual and long-term incentive plans and some of its retirement plans in which the Named Executive Officers participate. Equity plans include "double-trigger" change in control provisions.

- Change in control provisions apply equally to all plan participants. There are no special change in control agreements or arrangements with any of the Named Executive Officers, and we do not provide a tax gross-up for any change in control situation.

- The change in control provisions are intended to address the concern that, in the event the Company is considering a change in control transaction, the employees involved in considering the transaction might otherwise be motivated to act in their own interests rather than the interests of the shareowners.

- For a more detailed discussion of change in control provisions, see the Payments on Termination or Change in Control section beginning on **page 80**.

Tax and Accounting Implications of Compensation

- We are generally entitled to a U.S. federal income tax deduction with respect to compensation income paid to our service providers, subject to limitation under Tax Code Section 162(m) with respect to certain compensation in excess of $1 million paid in any one year to each of certain of our current and former executive officers. Generally, under GAAP, compensation is expensed as earned. Equity compensation is expensed in accordance with ASC Topic 718, which is generally over the vesting period. While the Committee considers tax and accounting implications as factors when considering executive compensation, they are not the only factors considered. Other important considerations may outweigh tax or accounting considerations. In addition, the Committee reserves the right to establish compensation arrangements that may not be fully tax deductible under applicable tax laws.

Compensation Committee Report

The Talent and Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on such review and discussions, the Talent and Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into the Form 10-K.



HELENE D. GAYLE
Chair



CAROLYN EVERSON



ALEXIS M. HERMAN



MARIA ELENA LAGOMASINO

Compensation Committee Interlocks and Insider Participation

The Talent and Compensation Committee is composed entirely of the four independent Directors listed above. No member of the Talent and Compensation Committee is a current, or during 2023 was a former, officer or employee of the Company or any of its subsidiaries. During 2023, no member of the Talent and Compensation Committee had a relationship that must be described under the SEC rules relating to disclosure of Related Person Transactions. In 2023, none of our executive officers served on the board of directors or compensation committee of any entity that had one or more of its executive officers serving on the Board or the Talent and Compensation Committee.

Compensation Tables

The following tables, footnotes and narratives discuss the compensation of our Named Executive Officers.

2023 SUMMARY COMPENSATION TABLE

Name and Principal Position[1] (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)	Total ($) (j)
James Quincey	2023	$ 1,600,000	$ 0	$ 8,299,550	$ 7,217,020	$ 6,080,000	$ 921,282	$ 625,056	$ 24,742,908
Chairman of the Board and	2022	1,600,000	0	8,517,245	5,616,094	6,080,000	490,035	519,145	22,822,519
Chief Executive Officer	2021	1,600,000	0	13,672,020	2,800,715	6,400,000	293,215	117,928	24,883,878
John Murphy	2023	1,055,750	0	3,227,606	2,806,614	3,038,100	725,785	272,290	11,126,145
President and	2022	961,062	0	2,839,082	1,872,029	2,556,094	640,083	187,962	9,056,312
Chief Financial Officer	2021	881,250	0	4,557,227	933,573	2,237,500	384,196	148,111	9,141,857
Manuel Arroyo	2023	689,585	0	1,844,338	1,603,782	1,653,665	276,429	587,344	6,655,143
Chief Marketing Officer	2022	664,625	0	3,096,885	1,021,310	1,590,063	264,214	714,076	7,351,173
	2021	645,000	0	3,728,637	763,833	1,625,000	107,010	613,008	7,482,488
Henrique Braun[2]	2023	700,000	0	1,613,831	1,403,312	1,662,500	321,024	1,246,446	6,947,113
Senior Vice President and President, International Development									
Jennifer Mann[3]	2023	695,250	0	1,152,704	1,002,361	1,333,800	264,308	65,504	4,513,927
Senior Vice President and President, North America operating unit									

[1] Principal position reflects position held as of December 31, 2023. Effective January 1, 2024, the Board implemented title changes for many individuals across the organization, including Messrs. Arroyo and Braun and Ms. Mann, none of which impacted the individuals' compensation or responsibilities.

[2] Compensation for Mr. Braun is provided only for 2023 because he was not a Named Executive Officer for 2022 or 2021.

[3] Compensation for Ms. Mann is provided only for 2023 because she was not a Named Executive Officer for 2022 or 2021.

Salary (Column (c))

The amounts reported in the Salary column represent the base salary earned by each of the Named Executive Officers in the applicable year.

Bonus (Column (d))

The amounts reported in the Bonus column represent any cash-based guaranteed or discretionary bonuses, retention bonuses, hiring bonuses, or relocation bonuses not based on any predefined performance targets. No such bonuses were awarded to any of the Named Executive Officers in 2021, 2022 or 2023.

Stock Awards (Column (e))

The amounts reported in the Stock Awards column represent the grant date fair value of stock awards determined pursuant to ASC Topic 718. For 2023, all of the stock awards reported in the Stock Awards column are PSUs granted under the 2014 Equity Plan, which pay in stock if predefined performance targets are met over the applicable performance period.

If a PSU award's threshold level is not achieved, no shares are earned. For PSU awards granted in 2023, if the threshold level or greater is achieved for each of the performance measures, the number of shares earned ranges from 50% to 200% of the target number of shares. In addition, the PSUs are subject to a relative TSR modifier. The relative TSR modifier will decrease or increase the number of shares earned by 25% if TSR over the performance period relative to a predefined TSR comparator group falls outside of a predefined range. See **page 63** for more information about the relative TSR modifier.

The amounts for 2023 in the Summary Compensation Table above reflect the value of the PSU awards at the target (or 100%) level. The table below provides the potential value of the PSU awards at the threshold, target and maximum levels. The measures, targets and status of the PSU programs are described beginning on **page 64**.

Name	2023-2025 Performance Share Units Granted 02/27/2023		
	Value at Threshold Level (50%)[1][2]	Value at Target (100%) (Reported in Column (e) Above)[1]	Value at Maximum Level (200%)[1]
Mr. Quincey	$ 4,149,747	$ 8,299,550	$ 16,599,101
Mr. Murphy	1,613,775	3,227,606	6,455,212
Mr. Arroyo	922,141	1,844,338	3,688,677
Mr. Braun	806,887	1,613,831	3,227,663
Ms. Mann	576,324	1,152,704	2,305,409

[1] Pursuant to the relative TSR modifier on PSU awards, the number of shares earned will be decreased or increased by 25% if TSR over the applicable performance period relative to the S&P 500 Consumer Staples Index (see **page 63**) falls outside of a predefined range.

[2] Assumes threshold achievement for all performance measures.

For information on the assumptions used by the Company in calculating the value of the awards, see Note 13 to the Company's consolidated financial statements in the Form 10-K. To see the value actually received by the Named Executive Officers upon vesting of stock in 2023, refer to the 2023 Option Exercises and Stock Vested table on **page 78**. Additional information on all outstanding stock awards is reflected in the 2023 Outstanding Equity Awards at Fiscal Year-End table beginning on **page 77**.

Option Awards (Column (f))

The amounts reported in the Option Awards column represent the grant date fair value of stock option awards granted under the 2014 Equity Plan to each of the Named Executive Officers, calculated in accordance with ASC Topic 718.

For information on the assumptions used by the Company in calculating these amounts, see Note 13 to the Company's consolidated financial statements in the Form 10-K. To see the value actually received upon exercise of options by the Named Executive Officers in 2023, refer to the 2023 Option Exercises and Stock Vested table on **page 78**. Additional information on all outstanding option awards is reflected in the 2023 Outstanding Equity Awards at Fiscal Year-End table beginning on **page 77**.

Non-Equity Incentive Plan Compensation (Column (g))

The amounts reported in the Non-Equity Incentive Plan Compensation column reflect the amounts earned by each Named Executive Officer under the Company's Annual Incentive Plan. The Annual Incentive Compensation section of the Compensation Discussion and Analysis, which begins on **page 60**, describes how the 2023 Annual Incentive Plan awards to the Named Executive Officers were determined.

Change in Pension Value and Nonqualified Deferred Compensation Earnings (Column (h))

The amounts reported for each year in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column are comprised of changes in the actuarial present value of the accumulated pension benefits of each of the Named Executive Officers under the applicable pension plan during such year.

Pension values may fluctuate significantly from year to year depending on a number of factors, including age, years of service, average annual earnings and the assumptions used to determine the present value, such as the discount rate. The assumptions used by the Company in calculating the change in pension value are described on **page 79**.

The Company cautions that the values reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column are theoretical as those amounts are calculated pursuant to SEC requirements and are based on assumptions used in preparing the Company's audited financial statements for the applicable fiscal years. The Company's retirement plans utilize a different method of calculating actuarial present value for the purpose of determining a lump sum payment, if any. The change in pension value from year to year as reported in the table is subject to market volatility and may not represent the value that a Named Executive Officer will actually accrue or receive under the Company's retirement plans during any given year.

None of the Named Executive Officers received above-market or preferential earnings (as these terms are defined by the SEC) on their nonqualified deferred compensation accounts.

The material provisions of the Company's retirement plans and deferred compensation plans in which the Named Executive Officers participate are described in the Summary of Plans in **Annex B** beginning on **page 128**.

All Other Compensation (Column (i))

The amounts reported in the All Other Compensation column reflect, for each Named Executive Officer, the sum of (i) the incremental cost to the Company of all perquisites and other personal benefits; (ii) the amount of any tax reimbursements; (iii) the amount contributed by the Company to applicable Company 401(k) and savings plans; and (iv) the dollar value of life insurance premiums paid by the Company. The material provisions of the Company 401(k) and savings plans in which the Named Executive Officers participate are described in the Summary of Plans in **Annex B** beginning on **page 128**.

The following table outlines those perquisites and other personal benefits and additional all other compensation required by SEC rules to be separately quantified for 2023. A dash indicates that the Named Executive Officer received the perquisite or personal benefit, but the amount was not required to be disclosed under SEC rules. The narrative following the table describes all categories of perquisites and other personal benefits provided by the Company in 2023.

| | Perquisites and Other Personal Benefits | | | | Additional All Other Compensation | | |
Name	Aircraft Usage	International Service Program Benefits	Financial and Tax Planning	Other	Tax Reimbursement	Company Contributions to Company 401(k) and Savings Plans	Life Insurance Premiums
Mr. Quincey	$ 347,400	$ –	$ 0	$ –	$ 0	$ 268,800	$ 3,048
Mr. Murphy	43,836	–	–	31,081	56,245	126,415	2,437
Mr. Arroyo	0	581,635	0	–	0	0	1,593
Mr. Braun	–	1,144,570	–	–	12,754	69,829	1,600
Ms. Mann	–	0	–	–	5,498	50,225	1,605

AIRCRAFT USAGE

The Company operates leased aircraft to allow employees to safely and efficiently travel for business purposes around the world. Given the Company's significant global presence, we believe it is a business imperative for senior leaders to be on the ground at our global operations. The Company aircraft allow employees to be far more productive than if commercial flights were utilized, as the aircraft provide a confidential and highly productive environment in which to conduct business without the schedule constraints imposed by commercial airline service.

The Company aircraft are made available to the Named Executive Officers for their personal use in the following situations:

- Use of the Company aircraft is the Board's strongly preferred method for all travel by Messrs. Quincey and Murphy for both business and personal travel. This is for security purposes due to the high profile and global nature of our business and well-recognized brands, as well as to ensure that they can be immediately available to respond to business priorities from any location around the world. This arrangement also allows travel time to be used productively for the Company. Messrs. Quincey and Murphy, and their immediate family members traveling with them, used the Company aircraft for a reasonable number of personal trips. Personal use of the Company aircraft results in imputed taxable income. Neither Messrs. Quincey nor Murphy is provided a tax reimbursement for personal use of aircraft.

- No other Named Executive Officers use the Company aircraft for personal purposes except in extraordinary circumstances. No other Named Executive Officer used the Company aircraft solely for personal purposes in 2023, other than Messrs. Quincey and Murphy.

- Infrequently, spouses and guests of Named Executive Officers travel on the Company aircraft when the aircraft is already going to a specific destination for a business purpose. This use has minimal cost to the Company and, where applicable, a nominal amount is included in the All Other Compensation table above. Income is imputed to the Named Executive Officer for income tax purposes, but no tax reimbursement is provided unless the Company determines that such persons are traveling for a business purpose.

- In determining the incremental cost to the Company of personal use of the Company aircraft, the Company calculates the average direct variable operating costs on an hourly basis, including all costs that may vary by the hours flown. Items included in calculating this cost are as follows:

  - aircraft fuel and oil;

  - travel, lodging and other expenses for crew;

  - prorated amount for routine repairs and maintenance;

  - prorated amount for rental fee on airplane hangar (when away from home base);

  - catering;

  - logistics (landing fees, permits, etc.); and

  - the amount, if any, of disallowed tax deductions associated with such use.

When an aircraft is already flying to a destination for business purposes, only the direct variable costs associated with the additional passenger (for example, catering) are included in determining the aggregate incremental cost to the Company.

While it happens very rarely, if an aircraft travels empty before picking up or after dropping off a passenger flying for personal reasons, this "deadhead" segment would be included in the incremental cost attributable to overall travel.

INTERNATIONAL SERVICE PROGRAM BENEFITS

The Company provides benefits to globally mobile employees under various international service programs, the material provisions of which are described on **page 130**. These programs are designed to relocate and support employees who are sent on an assignment outside of their home country. The purpose of the programs is to make sure that when the Company requests that an employee move outside his or her home country, economic considerations do not play a role. This helps the Company quickly meet its business needs around the world and develop its employees.

Mr. Quincey participated in an international service program through April 30, 2017 because he was a citizen of the United Kingdom who relocated to the United States. Certain benefits related to his participation in the program were paid in 2023 and may be paid in future years.

Mr. Murphy participated in an international service program through December 31, 2020 because he was a citizen of Ireland who relocated to the United States in January 2019. Certain benefits related to his participation in the program were paid in 2023 and may be paid in future years.

Mr. Arroyo participated in an international service program for all of 2023 because he was a citizen of Spain based in Singapore through July 2023 who then relocated to the United States in August 2023. Certain benefits related to his participation in the program were paid in 2023 and will continue to be paid in future years.

Mr. Braun, a dual citizen of the United States and Brazil, participated in an international service program through March 31, 2023 while he was based in Brazil. He relocated to the United States in April 2023. Certain benefits related to his participation in the program were paid in 2023 and may be paid in future years.

The costs to the Company in 2023 were as follows:

Name	Home Leave	Housing Allowance	Cost of Living Allowance	Tax Equalization[1]	Other Program Allowances
Mr. Quincey	$ 0	$ 0	$ 0	$ 271	$ 0
Mr. Murphy	0	0	0	2,276	0
Mr. Arroyo	71,734	202,710	40,005	0	267,186
Mr. Braun	5,000	78,949	551	936,755	123,315

[1] The tax equalization amount, which includes tax preparation services, may differ significantly from year to year due to differences in timing of payments and tax reporting years in various countries. For Mr. Arroyo, these payments did not result in a net reportable benefit for 2023.

FINANCIAL AND TAX PLANNING

The Company provides a taxable reimbursement to the Named Executive Officers for financial planning services, which may include tax preparation and estate planning services. No tax gross-ups are provided to the Named Executive Officers for this benefit.

OTHER PERQUISITES

The Company makes available executive physicals to executives, including the Named Executive Officers. In 2023, as Chairman of the Board, Mr. Quincey received gifts in connection with certain Board meetings. In 2023, the Company paid for club membership privileges for Messrs. Murphy and Braun, which are used primarily for business purposes but also for occasional personal purposes. The Company does not incur any additional cost for Mr. Murphy's or Mr. Braun's use of their club membership for personal purposes.

TAX REIMBURSEMENT

The amounts reported in the table on **page 74** represent tax reimbursements for certain Named Executive Officers. For Messrs. Murphy and Braun and Ms. Mann, all amounts for 2023 are related to business use of the Company aircraft. No Named Executive Officer is provided a tax reimbursement for personal use of aircraft, but Named Executive Officers are provided a tax reimbursement for taxes incurred when a spouse or significant other travels for business purposes. These taxes are incurred because of the Internal Revenue Service's extremely limited rules concerning business travel by non-employees. It is sometimes necessary for spouses or significant others to accompany Named Executive Officers to business functions. In contrast to personal use, the Company does not believe an employee should pay personally when spousal or significant other travel is required or important for business purposes.

To calculate taxable income, the Standard Industry Fare Level rates set by the Internal Revenue Service are used. Where a tax reimbursement is authorized, it is calculated using the highest marginal federal tax rate, the applicable state rate and Medicare rates. The rate used to calculate taxable income has no relationship to the incremental cost to the Company associated with the use of the Company aircraft.

COMPANY CONTRIBUTIONS TO COMPANY 401(K) AND SAVINGS PLANS

The Company makes matching contributions to Named Executive Officers who participate in applicable Company 401(k) or savings plans on the same terms and using the same formulas as other participating employees. In 2023, all of the Named Executive Officers except for Mr. Arroyo participated in the Company 401(k) Plan and Supplemental 401(k) Plan.

The amounts reported in the table on **page 74** represent the following contributions in 2023:

- **Mr. Quincey** – $11,550 to the 401(k) Plan and $257,250 to the Supplemental 401(k) Plan

- **Mr. Murphy** – $11,550 to the 401(k) Plan and $114,865 to the Supplemental 401(k) Plan

- **Mr. Braun** – $11,550 to the 401(k) Plan and $58,279 to the Supplemental 401(k) Plan

- **Ms. Mann** – $11,550 to the 401(k) Plan and $38,675 to the Supplemental 401(k) Plan

In 2023, Mr. Arroyo participated in the Mobile Employees Retirement Plan (the "Mobile Plan"), which is included in the 2023 Pension Benefits table on **page 79**.

LIFE INSURANCE PREMIUMS

The Company provides life insurance to U.S.-based employees, including the Named Executive Officers. In 2023, this coverage was equal to the lesser of 1.5 times base pay or $2,000,000. The amounts reported in the table on **page 74** represent the premiums paid for this insurance by the Company.

2023 GRANTS OF PLAN-BASED AWARDS

Name (a)	Grant Date (b)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Option Awards: Number of Securities Underlying Options (#) (j)	Exercise or Base Price of Option Awards ($/Sh) (k)	Closing Price on Grant Date ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($) (l)
		Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)				
James Quincey	–	$ 0	$ 3,200,000	$ 6,400,000							
	2/27/2023				73,343	146,687	293,374				$ 8,299,550
	2/27/2023							733,437	$ 60.02	$ 59.82	7,217,020
John Murphy	–	0	1,599,000	3,198,000							
	2/27/2023				28,522	57,045	114,090				3,227,606
	2/27/2023							285,225	60.02	59.82	2,806,614
Manuel Arroyo	–	0	870,350	1,740,700							
	2/27/2023				16,298	32,597	65,194				1,844,338
	2/27/2023							162,986	60.02	59.82	1,603,782
Henrique Braun	–	0	875,000	1,750,000							
	2/27/2023				14,261	28,523	57,046				1,613,831
	2/27/2023							142,613	60.02	59.82	1,403,312
Jennifer Mann	–	0	702,000	1,404,000							
	2/27/2023				10,186	20,373	40,746				1,152,704
	2/27/2023							101,866	60.02	59.82	1,002,361

Estimated Future Payouts Under Non-Equity Incentive Plan Awards (Annual Incentive) (Columns (c), (d) and (e))

The amounts represent the possible awards under the Annual Incentive Plan as described beginning on **page 60**. Actual payments under these awards were determined in February 2024, paid in March 2024, and are included in the Non-Equity Incentive Plan Compensation column (column (g)) of the 2023 Summary Compensation Table.

Estimated Future Payouts Under Equity Incentive Plan Awards (PSUs) (Columns (f), (g) and (h))

The awards represent PSUs granted in February 2023. The performance period is from January 1, 2023 to December 31, 2025 for the PSU awards. The awards are subject to a relative TSR modifier. The grant date fair value is included in the Stock Awards column (column (e)) of the 2023 Summary Compensation Table. For additional details of the PSU awards granted in 2023, see the discussion beginning on **page 62**.

All Other Option Awards and Exercise Price of Option Awards (Stock Options) (Columns (j) and (k))

The awards represent stock options granted in February 2023. These options have a term of 10 years from the grant date and vest 25% on February 29, 2024, February 28, 2025, February 27, 2026 and February 26, 2027. The exercise price of stock options is the average of the high and low prices of a share of Common Stock on the grant date.

2023 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards				Stock Awards			
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($)* (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)* (j)
James Quincey	144,930 [1]		$ 41.8850	2/18/2025	443,544 [10]	$26,138,048	566,332 [11]	$ 33,373,945
	266,403 [2]		43.5150	2/17/2026				
	337,824 [3]		40.8900	2/15/2027				
	444,296 [4]		44.4750	2/15/2028				
	527,087 [5]		45.4350	2/21/2029				
	364,988 [6]	121,663 [6]	59.4850	2/20/2030				
	277,298 [7]	277,299 [7]	50.4383	2/18/2031				
	170,598 [8]	511,795 [8]	61.3400	2/17/2032				
		733,437 [9]	60.0200	2/25/2033				
John Murphy	57,298 [1]		41.8850	2/18/2025	147,848 [12]	8,712,683	205,076 [13]	12,085,129
	38,751 [2]		43.5150	2/17/2026				
	99,437 [3]		40.8900	2/15/2027				
	152,483 [4]		44.4750	2/15/2028				
	193,265 [5]		45.4350	2/21/2029				
	121,662 [6]	40,555 [6]	59.4850	2/20/2030				
	92,433 [7]	92,433 [7]	50.4383	2/18/2031				
	56,866 [8]	170,598 [8]	61.3400	2/17/2032				
		285,225 [9]	60.0200	2/25/2033				
Manuel Arroyo	7,038 [3]		40.8900	2/15/2027	120,966 [14]	7,128,526	164,442 [15]	9,690,567
	57,581 [4]		44.4750	2/15/2028				
	115,959 [5]		45.4350	2/21/2029				
	95,118 [6]	31,706 [6]	59.4850	2/20/2030				
	75,627 [7]	75,627 [7]	50.4383	2/18/2031				
	31,024 [8]	93,072 [8]	61.3400	2/17/2032				
		162,986 [9]	60.0200	2/25/2033				
Henrique Braun	57,298 [1]		41.8850	2/18/2025	43,010 [16]	2,534,579	101,156 [17]	5,961,123
	50,545 [2]		43.5150	2/17/2026				
	55,500 [3]		40.8900	2/15/2027				
	38,387 [4]		44.4750	2/15/2028				
	43,081 [5]		45.4350	2/21/2029				
	28,756 [6]	9,586 [6]	59.4850	2/20/2030				
	26,889 [7]	26,890 [7]	50.4383	2/18/2031				
	13,788 [8]	41,366 [8]	61.3400	2/17/2032				
		142,613 [9]	60.0200	2/25/2033				
Jennifer Mann	18,622 [1]		41.8850	2/18/2025	53,762 [18]	3,168,195	84,856 [19]	5,000,564
	17,691 [2]		43.5150	2/17/2026				
	19,024 [3]		40.8900	2/15/2027				
	73,931 [4]		44.4750	2/15/2028				
	80,820 [5]		45.4350	2/21/2029				
	53,089 [6]	17,697 [6]	59.4850	2/20/2030				
	33,612 [7]	33,612 [7]	50.4383	2/18/2031				
	13,788 [8]	41,366 [8]	61.3400	2/17/2032				
		101,866 [9]	60.0200	2/25/2033				

* Market values in columns (h) and (j) were determined by multiplying the number of shares of stock or units, as applicable, by $58.93, the closing price of Common Stock on December 29, 2023, the last trading day of the year.

[1] These options were granted on February 19, 2015. The options vested 25% on the first, second, third and fourth anniversaries of the grant date.

[2] These options were granted on February 18, 2016. The options vested 25% on the first, second, third and fourth anniversaries of the grant date.

[3] These options were granted on February 16, 2017. The options vested 25% on the first, second, third and fourth anniversaries of the grant date.

[4] These options were granted on February 15, 2018. The options vested 25% on the first, second, third and fourth anniversaries of the grant date.

[5] These options were granted on February 21, 2019. The options vested 25% on the first, second, third and fourth anniversaries of the grant date.

[6] These options were granted on February 20, 2020. The options vest 25% on the first, second, third and fourth anniversaries of the grant date.

[7] These options were granted on February 18, 2021. The options vest 25% on the first, second, third and fourth anniversaries of the grant date.

[8] These options were granted on February 17, 2022. The options vest 25% on the first, second, third and fourth anniversaries of the grant date.

[9] These options were granted on February 27, 2023. The options vest 25% on February 29, 2024, February 28, 2025, February 27, 2026 and February 26, 2027.

[10] Reflects 443,544 PSUs earned upon satisfaction of the performance measures under the 2021 2023 PSU program.

[11] Reflects 272,958 PSUs for the 2022 2024 PSU program at the maximum award level and 293,374 PSUs for the 2023 2025 PSU program at the maximum award level.

[12] Reflects 147,848 PSUs earned upon satisfaction of the performance measures under the 2021 2023 PSU program.

[13] Reflects 90,986 PSUs for the 2022 2024 PSU program at the maximum award level and 114,090 PSUs for the 2023 2025 PSU program at the maximum award level.

[14] Reflects 120,966 PSUs earned upon satisfaction of the performance measures under the 2021 2023 PSU program.

[15] Reflects 99,248 PSUs for the 2022 2024 PSU program at the maximum award level and 65,194 PSUs for the 2023 2025 PSU program at the maximum award level.

[16] Reflects 43,010 PSUs earned upon satisfaction of the performance measures under the 2021 2023 PSU program.

[17] Reflects 44,110 PSUs for the 2022-2024 PSU program at the maximum award level and 57,046 PSUs for the 2023-2025 PSU program at the maximum award level.

[18] Reflects 53,762 PSUs earned upon satisfaction of the performance measures under the 2021-2023 PSU program.

[19] Reflects 44,110 PSUs for the 2022-2024 PSU program at the maximum award level and 40,746 PSUs for the 2023-2025 PSU program at the maximum award level.

2023 OPTION EXERCISES AND STOCK VESTED

| | Option Awards | | Stock Awards | |
| | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($) | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($) |
Name (a)	(b)	(c)	(d)	(e)
James Quincey	402,989	$ 8,093,571	522,280	$31,122,665
John Murphy	156,290	3,890,558	174,088	10,373,904
Manuel Arroyo	0	0	137,718	8,206,616
Henrique Braun	52,696	1,041,552	37,116	2,211,743
Jennifer Mann	0	0	72,740	4,334,577

Option Awards (Columns (b) and (c))

The following table provides details of the stock options exercised in 2023.

Name	Grant Date	Options Exercised	Exercise Date	Value Realized on Exercise
Mr. Quincey	2/21/2013	34,875	2/13/2023	$ 792,105
	2/20/2014	92,029	9/18/2023	1,922,385
	2/20/2014	92,029	10/17/2023	1,532,550
	2/20/2014	92,028	11/16/2023	1,835,057
	2/20/2014	92,028	12/18/2023	2,011,474
Mr. Murphy	2/20/2014	156,290	8/2/2023	3,890,558
Mr. Braun	2/20/2014	52,696	11/17/2023	1,041,552

Stock Awards (Columns (d) and (e))

The following table provides details of the stock awards that vested and the value realized in 2023.

Name	Grant Date	Release Date	Number of Shares	Stock Price on Release Date[1]	Value Realized on Release	Description
Mr. Quincey	2/20/2020	2/16/2023	389,204	$ 59.59	$ 23,192,666	Shares underlying an award of PSUs
	2/18/2021	2/16/2023	133,076	59.59	7,929,999	Shares underlying an award under the emerging stronger PSU program
Mr. Murphy	2/20/2020	2/16/2023	129,734	59.59	7,730,849	Shares underlying an award of PSUs
	2/18/2021	2/16/2023	44,354	59.59	2,643,055	Shares underlying an award under the emerging stronger PSU program
Mr. Arroyo	2/20/2020	2/16/2023	101,428	59.59	6,044,095	Shares underlying an award of PSUs
	2/18/2021	2/16/2023	36,290	59.59	2,162,521	Shares underlying an award under the emerging stronger PSU program
Mr. Braun	2/20/2020	2/16/2023	30,664	59.59	1,827,268	Shares underlying an award of PSUs
	2/18/2021	2/16/2023	6,452	59.59	384,475	Shares underlying an award under the emerging stronger PSU program
Ms. Mann	2/20/2020	2/16/2023	56,612	59.59	3,373,509	Shares underlying an award of PSUs
	2/18/2021	2/16/2023	16,128	59.59	961,068	Shares underlying an award under the emerging stronger PSU program

[1] Represents the closing price of Common Stock on the trading day prior to the release date.

2023 PENSION BENEFITS

Name (a)	Plan Name (b)	Number of Years Credited Service (#) (c)	Present Value of Accumulated Benefit ($) (d)	Payments During Last Fiscal Year ($) (e)
James Quincey	Mobile Plan	11.1 [1]	$ 2,528,555	$ 0
	TCCC Pension Plan	9.6	265,271	0
	TCCC Supplemental Pension Plan	— [2]	3,043,259	0
John Murphy	Mobile Plan	32.5 [3]	8,405,906	0
	TCCC Pension Plan	3.0	79,030	0
	TCCC Supplemental Pension Plan	— [2]	598,218	0
Manuel Arroyo	Mobile Plan	6.4 [4]	1,082,852	0
Henrique Braun	TCCC Pension Plan	27.8	696,935	0
	TCCC Supplemental Pension Plan	— [2]	1,266,980	0
Jennifer Mann	TCCC Pension Plan	26.2	564,422	0
	TCCC Supplemental Pension Plan	— [2]	1,160,914	0

[1] In May 2017, Mr. Quincey stopped participating in an international service program and localized to the United States. As a result, he began participating again in the TCCC Pension Plan and the TCCC Supplemental Pension Plan and stopped accruing benefits in the Mobile Plan. Mr. Quincey's total years of service with the Company is 27.3 years. He participated in the Coca-Cola UK Stakeholder Pension Plan (the "UK Savings Plan") for a portion of this time.

[2] The same years of service apply to both the TCCC Pension Plan and the TCCC Supplemental Pension Plan, as these plans work in tandem.

[3] In January 2021, Mr. Murphy stopped participating in an international service program and localized to the United States. As a result, he began participating in the TCCC Pension Plan and the TCCC Supplemental Pension Plan and stopped accruing benefits in the Mobile Plan.

[4] Mr. Arroyo had a prior period of employment with the Company for which his benefits in the Mobile Plan were fully distributed. The service shown reflects service from 2017 when he rejoined the Company and began participating again in the Mobile Plan. Mr. Arroyo's total years of service with the Company is 25.9 years. He participated in a savings plan in Spain (the "Spanish Savings Plan") for a portion of this time.

The Company provides retirement benefits from various plans to its employees, including the Named Executive Officers. Due to the Company's global operations, it maintains different plans to address different market conditions, various legal and tax requirements, and different groups of employees.

In 2023, all of the Named Executive Officers except for Mr. Arroyo participated in or had a benefit under The Coca-Cola Company Pension Plan (the "TCCC Pension Plan") and The Coca-Cola Company Supplemental Pension Plan (the "TCCC Supplemental Pension Plan"). In 2023, Mr. Arroyo participated in the Mobile Plan. Messrs. Quincey and Murphy have a benefit under the Mobile Plan for the period they were covered under an international service program. Additional details of these plans are described in the Summary of Plans in **Annex B** beginning on **page 128**. The table above reflects the present value of accumulated benefits for each of the Named Executive Officers under the applicable plans.

Compensation used for determining pension benefits under the TCCC Pension Plan, the TCCC Supplemental Pension Plan and the Mobile Plan generally includes only base salary and annual cash incentives. The amounts reflected for each plan represent the present value of the maximum benefit payable under the applicable plans. In some cases, the payments may be reduced for early retirement or by benefits paid by other Company-sponsored retirement plans, statutory payments or Social Security.

The Company generally does not grant additional years of benefit service, and no Named Executive Officer has been credited with additional years of benefit service.

The discount rate assumption used by the Company in calculating the present value of accumulated benefits was 5.12% for the TCCC Pension Plan and 5.13% for the TCCC Supplemental Pension Plan. For information on additional assumptions used by the Company in calculating the present value of accumulated benefits, see Note 14 to the Company's consolidated financial statements in the Form 10-K. The calculations assume that the Named Executive Officer continues to live at least until the earliest age at which an unreduced benefit is payable.

The Company's retirement plans utilize a different method of calculating actuarial present value for the purpose of determining a lump sum payment, if any. The traditional pension benefit under the TCCC Supplemental Pension Plan is paid in the form of an annuity if the employee has reached at least age 55 with 10 years of service (or reached at least age 60 with any amount of service) at the time of his or her separation from the Company. Therefore, Messrs. Quincey and Braun are required to take the traditional pension benefit portion of their TCCC Supplemental Pension Plan benefit in the form of an annuity.

2023 NONQUALIFIED DEFERRED COMPENSATION

The following table provides information on the Named Executive Officers' participation in The Coca-Cola Company Deferred Compensation Plan (the "Deferred Compensation Plan") and the Supplemental 401(k) Plan, as applicable. These plans either allow eligible employees to defer part of their base salary and annual incentive on a voluntary basis or make employees whole when the Company matching contribution is limited under the tax-qualified plan. The Company matching contribution under the Supplemental 401(k) Plan is provided at the same rate as the Company matching contribution under the 401(k) Plan. The Company does not match any additional voluntary deferrals.

Additional details of the Deferred Compensation Plan and the Supplemental 401(k) Plan are described in the Summary of Plans in **Annex B** beginning on **page 128**.

Name (a)	Plan Name	Executive Contributions in Last FY ($) (b)	Registrant Contributions in Last FY ($) (c)	Aggregate Earnings in Last FY ($) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (f)
James Quincey	Deferred Compensation Plan	N/A	N/A	N/A	N/A	N/A
	Supplemental 401(k) Plan	N/A	$ 257,250	$ (56,287)	$ 0	$ 1,500,060
John Murphy	Deferred Compensation Plan	N/A	N/A	N/A	N/A	N/A
	Supplemental 401(k) Plan	N/A	114,865	(5,947)	0	256,838
Manuel Arroyo	Deferred Compensation Plan	N/A	N/A	N/A	N/A	N/A
Henrique Braun	Deferred Compensation Plan	N/A	N/A	N/A	N/A	N/A
	Supplemental 401(k) Plan	N/A	58,279	(14,086)	0	357,309
Jennifer Mann	Deferred Compensation Plan	N/A	N/A	N/A	N/A	N/A
	Supplemental 401(k) Plan	N/A	38,675	(15,049)	0	366,790

Executive Contributions in Last Fiscal Year (Column (b))

No Named Executive Officer contributed to the Deferred Compensation Plan in 2023.

Registrant Contributions in Last Fiscal Year (Column (c))

All Company matching contributions shown are included in the "All Other Compensation" column of the 2023 Summary Compensation Table.

Aggregate Earnings in Last Fiscal Year (Column (d))

The earnings reflected in column (d) represent deemed investment earnings or losses from voluntary deferrals and Company contributions, as applicable. The Deferred Compensation Plan and the Supplemental 401(k) Plan do not guarantee a return on deferred amounts. For these plans, no amounts included in column (d) are reported in the 2023 Summary Compensation Table because the plans do not provide for above-market or preferential earnings.

Aggregate Balance at Last Fiscal Year-End (Column (f))

The amounts reflected in column (f) for Messrs. Quincey and Murphy, with the exception of amounts reflected in columns (b), (c) and (d), if any, have been reported in prior proxy statements of the Company.

Payments on Termination or Change in Control

GENERAL

Most of the Company's plans and programs contain specific provisions detailing how payments are treated upon termination or change in control. The specific termination and change in control provisions under these plans, which are described below, apply to all participants in each plan.

The termination scenarios described in this section include voluntary separation, involuntary separation, disability and death. For more information on the plans described below, see Summary of Plans in **Annex B** beginning on **page 128**.

CHANGE IN CONTROL

The change in control provisions in the various Company plans were adopted to mitigate the concern that, in the event the Company is considering a change in control transaction, the employees involved in considering the transaction might otherwise be motivated to act in their own interests rather than the interests of the shareowners. Thus, the change in control provisions are designed with the intention of ensuring that employees are neither harmed nor given a windfall in the event of a change in control. The Company's plans generally provide that a change in control may occur upon (i) a greater than 20% change in ownership of the Company; (ii) a change of the majority of the Board within a two-year period; or (iii) certain merger and consolidation transactions. As described below, Company equity plans include "double-trigger" change in control provisions.

The Company does not have individual change in control agreements and no tax gross-up is provided for any taxes incurred as a result of a change in control payment. The Board can determine prior to the potential change in control that no change in control will be deemed to have occurred.

SEVERANCE PLAN

All of the Named Executive Officers are covered by The Coca-Cola Company Severance Plan (the "TCCC Severance Plan").

Termination, Death, Disability

Generally, benefits are payable under the TCCC Severance Plan when an employee is terminated involuntarily due to certain circumstances, such as an internal reorganization or position elimination. The maximum cash severance benefit under this plan is two years of base pay, payable as a lump sum.

Change in Control

There are no separate change in control provisions included in the TCCC Severance Plan.

ANNUAL INCENTIVE PLAN

All of the Named Executive Officers were eligible to participate in the Annual Incentive Plan in 2023.

Termination, Death, Disability

Generally, participants employed on December 31 are eligible to receive a cash incentive for the year, regardless of whether employment continues through the payment date. Employees who (i) terminate employment prior to December 31, 2023 and were employed before January 1, 2012 and are at least 55 years of age, or are at least 65 years of age regardless of hire date; (ii) die; or (iii) move to an affiliate, generally receive a prorated incentive based on actual Company performance and the portion of the year actually worked.

Change in Control

Upon a change in control, participants receive the target amount of the annual incentive after the end of the performance year. This amount is prorated if the participant leaves during the year.

DEFERRED COMPENSATION PLANS

All of the Named Executive Officers except for Mr. Arroyo were eligible to participate in the Deferred Compensation Plan in 2023; however, none of them chose to contribute.

Termination, Death, Disability

Under the Deferred Compensation Plan, employees who terminate employment after age 50 with five years of service, or after age 55, receive payments based on elections made at the time they elected to defer compensation. Other employees receive a lump sum after termination. Individuals who are designated as "specified employees" under Tax Code Section 409A may not receive payments for at least six months following termination of employment to the extent the amounts were deferred after January 1, 2005. There are no enhanced benefits payable under the Deferred Compensation Plan upon a participant's death or disability.

Change in Control

Upon a change in control, any Company discretionary contributions to the Deferred Compensation Plan vest. No Named Executive Officer received a Company discretionary contribution in 2023.

EQUITY PLANS

All of the Named Executive Officers participated in the Company's equity plans in 2023.

Termination

The treatment of equity upon termination of employment depends on the reason for the termination, the employee's age and length of service at termination and the year in which the award was granted. In 2022, certain age and service provisions were amended, effective for new awards granted in 2022 and 2023. The tables below detail the termination provisions of the various equity award types.

AWARDS GRANTED PRIOR TO 2022:

Award Type	Separation Prior to Meeting Age/ Service Requirement	Separation After Meeting Age/Service Requirement of 60 Years/10 Years of Service	Involuntary Separation After Meeting Age/Service Requirement of 50 Years/10 Years of Service[1]
Stock Options	Employees have six months to exercise vested options. Unvested options are forfeited.	All options held at least 12 months vest. Employees have the full remaining term to exercise the options.	All options held at least 12 months continue to vest for up to four years.
Restricted Stock/ RSUs	Unvested awards are forfeited.	Some grants held at least 12 months vest upon meeting age and service requirements. Other unvested awards are forfeited.	Some grants held at least 12 months vest upon meeting age and service requirements and will be prorated. Other unvested awards are forfeited.
PSUs	All PSUs are forfeited if separation occurs prior to certification of results and release of PSUs.	For grants held at least 12 months, the employee receives the same number of earned shares as active employees after the results are certified.	Outstanding PSUs held at least 12 months will not be forfeited and a prorated amount will be released after the results are certified.

[1] Applicable for involuntary separations due to specific circumstances, such as an internal reorganization or position elimination.

AWARDS GRANTED IN 2022 AND 2023:

Award Type	Separation Prior to Meeting Age Requirement	Separation After Meeting Age Requirement of 60 Years
Stock Options	Employees have six months to exercise vested options. Unvested options are forfeited.	All options held at least 12 months vest. Employees have the full remaining term to exercise the options.
Restricted Stock/ RSUs	Unvested awards are forfeited.	Some grants held at least 12 months vest upon meeting age requirement. Other unvested awards are forfeited.
PSUs	All PSUs are forfeited if separation occurs prior to certification of results and release of PSUs.	For grants held at least 12 months, the employee receives the same number of earned shares as active employees after the results are certified.

Death

If an employee dies, all options vest if the options have been accepted. For options granted prior to 2022, the employee's estate has five years from the date of death to exercise the options. For options granted in 2022 and 2023, the employee's estate has one year to exercise the options. Provided they have been accepted, restricted stock and RSUs vest and are released to the employee's estate. Provided the PSUs have been accepted, if death occurs during the performance period, the employee's estate receives a cash payment equal to the value of the target number of shares. For PSUs where performance has been certified, the employee's estate receives a cash payment based on the certified results.

Disability

If an employee terminates employment because of disability, all options vest, and the employee has the full remaining term to exercise the options. Restricted stock and RSUs vest and are released to the employee. For PSUs in the performance period, the employee receives shares equal to the number of shares that the employee would have earned based on actual performance after the end of the performance period.

Change in Control

The treatment of equity awards upon a change in control is governed by the 2014 Equity Plan. The table below details the "double-trigger" change in control provisions of the various equity award types if awards are assumed by the successor company. If awards are not assumed by the successor company, accelerated vesting generally occurs upon a change in control.

Award Type	Treatment
Stock Options	Options vest if an employee is terminated without cause within one year following the change in control.
Restricted Stock/ RSUs	Shares vest if an employee is terminated without cause within one year following the change in control.
PSUs	PSUs vest if an employee is terminated without cause within two years following the change in control (i) at the target level if the change in control occurs during the first half of the performance period and (ii) based on actual performance if the change in control occurs during the second half of the performance period. In each case, the final payout is prorated based on time worked during the performance period.

RETIREMENT AND 401(K) PLANS

All of the Named Executive Officers except for Mr. Arroyo were eligible to participate in the TCCC Pension Plan, the TCCC Supplemental Pension Plan, the 401(k) Plan and the Supplemental 401(k) Plan in 2023. Mr. Arroyo participated in the Mobile Plan in 2023. Mr. Quincey has a benefit under the UK Savings Plan related to a prior period of employment. Mr. Arroyo has a benefit under the Spanish Savings Plan related to a prior period of employment.

Termination, Death, Disability

No payments may be made under the TCCC Pension Plan or the TCCC Supplemental Pension Plan until an employee has separated from service and met eligibility requirements. Generally, no payments may be made under the 401(k) Plan, the Supplemental 401(k) Plan or the Mobile Plan until separation from service, except distributions may be taken from the 401(k) Plan after age 59½ and distributions related to mandatory tax payments may be made under the Mobile Plan, whether or not the employee has terminated employment.

Individuals who are designated as "specified employees" under Tax Code Section 409A may not receive payments from the TCCC Supplemental Pension Plan, the Supplemental 401(k) Plan or the Mobile Plan for at least six months following termination of employment.

There are no enhanced benefits payable under the TCCC Pension Plan, the TCCC Supplemental Pension Plan, the 401(k) Plan, the Supplemental 401(k) Plan, the Mobile Plan, the UK Savings Plan or the Spanish Savings Plan upon a participant's death or disability.

Change in Control

The TCCC Pension Plan and the TCCC Supplemental Pension Plan contain change in control provisions that affect all participants equally, including the participating Named Executive Officers. These provisions provide an enhanced benefit to vested participants for benefits accrued under the defined benefit formula if certain conditions are met, including that the employee must actually leave the Company within two years of a change in control. A change in control has no effect on the cash balance portion of the TCCC Pension Plan and there are no additional credited years of service. Upon a change in control under the TCCC Pension Plan and the TCCC Supplemental Pension Plan, the earliest retirement age is reduced resulting in an enhanced benefit for participants who have not reached the earliest retirement age. None of the Named Executive Officers would receive an enhanced benefit.

The 401(k) Plan, the Supplemental 401(k) Plan, the Mobile Plan, the UK Savings Plan and the Spanish Savings Plan do not have special provisions for change in control.

QUANTIFICATION OF PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The following table and footnotes describe the potential payments to the Named Executive Officers upon termination of employment or a change in control of the Company as of December 31, 2023.

The table does not include:

- compensation or benefits previously earned by the Named Executive Officers or equity awards that are fully vested;

- the value of pension benefits that are disclosed in the 2023 Pension Benefits table beginning on **page 79**, except for any pension enhancement triggered by the event, if applicable;

- the amounts payable under deferred compensation plans that are disclosed in the 2023 Nonqualified Deferred Compensation table on **page 79**; or

- the value of any benefits (such as retiree health coverage, life insurance and disability coverage) provided on the same basis to substantially all other employees in the country in which the Named Executive Officer works.

	Voluntary Separation $ (a)	Involuntary Termination $ (b)	Death $ (c)	Disability $ (d)	Change in Control $ (e)
Mr. Quincey					
Severance Payments	$ 0	$ 3,200,000	$ 0	$ 0	$ 0
Annual Incentive[1]	0	0	0	0	3,200,000
Stock Options[2]	0	2,354,740	2,354,740	2,354,740	2,354,740
PSUs and Restricted Stock Units[3]	0	0	29,755,996	0	39,743,040
Pension Enhancement	0	0	0	0	0
TOTAL	**0**	**5,554,740**	**32,110,736**	**2,354,740**	**45,297,780**
Mr. Murphy					
Severance Payments	0	2,132,000	0	0	0
Annual Incentive[1]	0	0	0	0	1,599,000
Stock Options[2]	784,913	784,913	784,913	784,913	784,913
PSUs and Restricted Stock Units[3]	0	0	10,398,906	0	13,407,754
Pension Enhancement	0	0	0	0	0
TOTAL	**784,913**	**2,916,913**	**11,183,819**	**784,913**	**15,791,667**
Mr. Arroyo					
Severance Payments	0	1,392,560	0	0	0
Annual Incentive[1]	0	0	0	0	870,350
Stock Options[2]	0	642,202	642,202	642,202	642,202
PSUs and Restricted Stock Units[3]	0	0	8,409,547	0	11,667,904
Pension Enhancement	0	0	0	0	0
TOTAL	**0**	**2,034,762**	**9,051,749**	**642,202**	**13,180,456**
Mr. Braun					
Severance Payments	0	1,400,000	0	0	0
Annual Incentive[1]	0	0	0	0	875,000
Stock Options[2]	0	285,423	285,423	285,423	285,423
PSUs and Restricted Stock Units[3]	0	0	4,247,851	0	4,827,722
Pension Enhancement	0	0	0	0	0
TOTAL	**0**	**1,685,423**	**4,533,274**	**285,423**	**5,988,145**
Ms. Mann					
Severance Payments	0	1,404,000	0	0	0
Annual Incentive[1]	0	0	0	0	702,000
Stock Options[2]	0	228,342	228,342	228,342	228,342
PSUs and Restricted Stock Units[3]	0	0	4,084,379	0	5,301,284
Pension Enhancement	0	0	0	0	0
TOTAL	**0**	**1,632,342**	**4,312,721**	**228,342**	**6,231,626**

[1] Except upon a change in control, no amounts are included for the Annual Incentive Plan because the Named Executive Officers would be entitled to the same payment regardless of whether the event occurred. Upon a change in control, the target annual incentive amount is guaranteed (subject to proration if the participant leaves before the end of the year).

[2] Represents the intrinsic value of the acceleration of vesting of any stock options that vest upon the event. Intrinsic value is the difference between the exercise price of the stock option and the closing price of Common Stock, which was $58.93 on December 29, 2023, the last trading day of the year.

[3] No amounts are included for the 2021-2023, 2022-2024 or 2023-2025 PSU programs for Voluntary Separation, Involuntary Termination and Disability because the PSUs remain subject to performance requirements even after the event. See **page 64** for the status of these PSU programs.

Voluntary Separation (Column (a))

Amounts are included under "Stock Options" for Mr. Murphy because he has satisfied the age and service requirement for acceleration of vesting of certain equity awards held for at least 12 months. Messrs. Quincey, Arroyo and Braun and Ms. Mann have not satisfied the age and service requirement for acceleration of any equity awards, and therefore, no additional payments would be triggered upon voluntary separation.

Involuntary Termination (Column (b))

Amounts are included under "Stock Options" for Mr. Murphy, because he has satisfied the age and service requirement for acceleration of vesting of certain equity awards held for at least 12 months. Amounts are included under "Stock Options" for Messrs. Quincey, Arroyo and Braun and Ms. Mann because involuntary termination triggers continued vesting of certain equity awards after the age and service requirement has been met.

Death (Column (c))

Amounts are included under "Stock Options" and "PSUs and Restricted Stock Units" because death triggers acceleration of vesting of certain equity awards. The amounts for "PSUs and Restricted Stock Units" reflect the value of the target number of shares granted under the 2021-2023, 2022-2024 and 2023-2025 PSU programs.

Disability (Column (d))

Amounts are included under "Stock Options" because termination of employment caused by disability triggers acceleration of vesting or continued vesting of certain equity awards.

Change in Control (Column (e))

Amounts are included under "Stock Options" and "PSUs and Restricted Stock Units" because a change in control triggers acceleration of vesting of certain equity awards under certain conditions. Since equity awards have "double-trigger" change in control provisions, the table above assumes that both a change in control and a subsequent involuntary termination of employment have occurred. The amounts for "PSUs and Restricted Stock Units" reflect (i) the value of the number of shares granted under the 2021-2023 PSU program at the maximum award level; (ii) the value of the number of shares granted under the 2022-2024 PSU program at the maximum award level, prorated for two years of the performance period; and (iii) the value of the number of shares granted under the 2023-2025 PSU program at the target award level, prorated for one year of the performance period. A termination may also result in a severance payment under the TCCC Severance Plan, which is not assumed for purposes of Column (e).

Equity Compensation Plan Information

All numbers in the following table are as of December 31, 2023.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved by Security Holders	54,901,849 [1]	$ 48.51 [2]	287,384,436 [3]
Equity Compensation Plans Not Approved by Security Holders	0	N/A	0
TOTAL	**54,901,849**		**287,384,436**

[1] Includes 46,723,938 shares issuable pursuant to outstanding options under the 2014 Equity Plan, The Coca-Cola Company 1999 Stock Option Plan and The Coca-Cola Company 2008 Stock Option Plan. The weighted-average exercise price of such options is $48.51. Also includes 8,177,911 full-value awards of shares outstanding under the 2014 Equity Plan and the 1989 Restricted Stock Award Plan, including (i) shares that may be issued pursuant to outstanding PSUs, based on certified financial results, where applicable, and otherwise assuming the target award is met and (ii) 31,843 shares of Common Stock issued under a subplan of the 2014 Equity Plan, described as the "Prior Subplan" in Item 4 of this Proxy Statement.

[2] The weighted-average remaining contractual life of the outstanding options is 4.7 years.

(3) Includes 284,415,181 shares that may be issued pursuant to future awards under the 2014 Equity Plan, including shares that may be issued pursuant to outstanding PSUs, based on certified financial results, where applicable, and otherwise assuming the target award is met. The 2014 Equity Plan uses a fungible share pool under which each share issued pursuant to an option reduces the number of shares available by one share, and each share issued pursuant to awards other than options reduces the number of shares available by five shares. See Long-Term Incentive Compensation beginning on **page 62** for more information, including the Equity Stewardship Guidelines, which include a burn rate commitment. Also includes 2,732,413 options which may be issued pursuant to future awards under The Coca-Cola Company 1999 Stock Option Plan and The Coca-Cola Company 2008 Stock Option Plan and 236,842 shares that may be issued pursuant to the 1989 Restricted Stock Award Plan. The maximum term of the options is 10 years.

Share units credited under the Supplemental 401(k) Plan and the Directors' Plan are not included in the table above since payouts under those plans are in cash.

The Company or its applicable subsidiary provides a matching contribution in Common Stock under various plans throughout the world. No shares are issued by the Company under any of these plans, and therefore these plans are not included in the table above. Shares are purchased on the open market by a third-party trustee. These plans are exempt from the shareowner approval requirements of the NYSE.

The Company also sponsors certain tax-advantaged employee share purchase plans in several jurisdictions outside the United States. The Company does not grant or issue Common Stock pursuant to these plans, but does facilitate the acquisition of Common Stock by employees in a cost-efficient manner. These plans are not equity compensation plans.

Pay Ratio Disclosure

As required by SEC rules, we are providing the information below to explain the relationship between the annual total compensation of Mr. Quincey, who served as the Company's Chief Executive Officer in 2023, and the annual total compensation of the median employee of the Company, excluding our CEO. We identified the median employee using our employee population as of October 1, 2023.

The median annual total compensation disclosed below is based on the Company's global workforce and is not designed to capture the median compensation of the Company's U.S. employees. In addition, employees in flexible, part-time roles, such as certain employees at retail stores operated by Costa Limited, our coffee business, lower the annual total compensation for our median employee. Our compensation philosophy is to pay competitively to market and provide fair compensation regardless of the locale. The compensation approach used to determine compensation for our broader workforce is the same approach we use when setting CEO pay, including consideration of pay competitiveness and the use of performance-based incentives that reward exceptional business performance in each jurisdiction consistent with market practice. For more information regarding our compensation philosophy, see **page 57**.

For 2023, the median annual total compensation of all employees of the Company and its consolidated subsidiaries (other than the CEO) was $13,752. Mr. Quincey's annual total compensation for 2023, as reported under the "Total" column (column (j)) in the 2023 Summary Compensation Table, was $24,742,908. Based on this information, for 2023, the ratio of the compensation of the CEO to the median annual total compensation of all other employees was estimated to be 1,799 to 1.

To identify, and to determine the annual total compensation of, the median employee, we used the following methodology:

- We collected the payroll data of all employees globally, whether employed on a full-time, part-time, temporary or seasonal basis as of October 1, 2023. We did not make any cost-of-living adjustments to compensation.

- We annualized the compensation of all permanent full-time and part-time employees who were hired by the Company and its consolidated subsidiaries between January 1 and October 1, 2023.

- We applied an exchange rate as of October 1, 2023 to convert all foreign currencies into U.S. dollars.

- We used total base pay as of October 1, 2023 as our consistently applied compensation measure. We identified all employees within 5% of the median, and from this group used statistical sampling to select an employee as a reasonable representative of our median employee.

Using this methodology, we determined that our median employee was a part-time, hourly barista employed in the United Kingdom by Costa Limited with an annual total compensation of $13,752 for 2023, calculated in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K. This calculation includes base pay and an employer retirement contribution.

We believe our pay ratio presented above is a reasonable estimate. The SEC rules for identifying the median employee and calculating the pay ratio allow companies to use different methodologies, exemptions, estimates and assumptions that reflect their employee populations and compensation practices. As a result, our pay ratio may not be comparable to the pay ratio reported by other companies.

Pay Versus Performance Disclosure

This disclosure has been prepared in accordance with the SEC's pay versus performance rules in Item 402(v) of Regulation S-K under the 1934 Act ("Item 402(v)") and does not necessarily reflect value actually realized by the Named Executive Officers or how the Talent and Compensation Committee evaluates compensation decisions in light of Company or individual performance. For discussion of how the Talent and Compensation Committee seeks to align pay with performance when making compensation decisions, please review the Compensation Discussion and Analysis beginning on **page 55**.

The following tables and related disclosures provide information about (i) the total compensation ("SCT Total") of our principal executive officer ("PEO") and our non-PEO Named Executive Officers (collectively, the "Other NEOs") as presented in the Summary Compensation Table on **page 72**, (ii) the "compensation actually paid" ("CAP") to our PEO and our Other NEOs, as calculated pursuant to Item 402(v), (iii) certain financial performance measures, and (iv) the relationship of the CAP to those financial performance measures.

Year (a)	Summary Compensation Table Total for PEO ($) (b)	Compensation Actually Paid to PEO ($) (c)	Average Summary Compensation Table Total for non-PEO Named Executive Officers ($) (d)	Average Compensation Actually Paid to non-PEO Named Executive Officers ($) (e)	Value of Initial Fixed $100 Investment on Dec. 31, 2019 Based on Total Shareholder Return (f)	Value of Initial Fixed $100 Investment on Dec. 31, 2019 Based on Peer Group Total Shareholder Return (g)	Net Income ($) (millions) (h)	Organic Revenue Growth (non-GAAP) (i)
2023	$ 24,742,908	$ 19,275,773	$ 7,310,582	$ 7,294,876	$ 121	$ 126	$ 10,703	11.5%
2022	22,822,519	54,495,284	7,731,933	16,456,021	126	132	9,571	16.0%
2021	24,883,878	60,511,538	8,668,505	15,571,959	114	123	9,804	15.5%
2020	18,383,474	2,270,190	6,153,532	2,584,955	102	108	7,768	(9.0)%

Names of PEO and Other NEOs (Column (b); Column (c); Column (d); Column (e))

2023: PEO: James Quincey; Other NEOs: John Murphy, Manuel Arroyo, Henrique Braun and Jennifer Mann

2022: PEO: James Quincey; Other NEOs: John Murphy, Manuel Arroyo, Alfredo Rivera and Brian J. Smith

2021: PEO: James Quincey; Other NEOs: John Murphy, Manuel Arroyo, Alfredo Rivera, Brian J. Smith and Bradley M. Gayton

2020: PEO: James Quincey; Other NEOs: John Murphy, Manuel Arroyo, Bradley M. Gayton and Brian J. Smith

Adjustments to Calculate Compensation Actually Paid to PEO (Column (c)) and Average Compensation Actually Paid to Other NEOs (Column (e))

The table below describes the adjustments, each of which is required by SEC rules, to calculate CAP Amounts from the SCT Total of our PEO (Column (b)) and our Other NEOs (Column (d)). The SCT Total and CAP Amounts do not reflect the actual amount of compensation earned by or paid to our executives during the applicable years, but rather are amounts determined in accordance with Item 402(v).

Adjustments	2023 PEO	2023 Other NEOs*	2022 PEO	2022 Other NEOs*	2021 PEO	2021 Other NEOs*	2020 PEO	2020 Other NEOs*
SCT Total	**$ 24,742,908**	**$ 7,310,582**	**$ 22,822,519**	**$ 7,731,933**	**$ 24,883,878**	**$ 8,668,505**	**$ 18,383,474**	**$ 6,153,532**
Adjustments for defined benefit pension plans								
(Deduct): Aggregate change in actuarial present value included in SCT Total for the covered fiscal year	(921,282)	(396,887)	(490,035)	(405,368)	(293,215)	(170,695)	(759,678)	(415,224)
Add: Service cost for the covered fiscal year	375,082	117,939	221,266	101,864	214,384	186,283	157,615	200,307
Add: Prior service cost for the covered fiscal year	0	0	0	0	0	0	0	0
*Adjustments for stock awards and option awards***								
(Deduct): Aggregate value for stock awards and option awards included in SCT Total for the covered fiscal year	(15,516,570)	(3,663,637)	(14,133,339)	(4,064,153)	(16,472,735)	(3,982,125)	(14,591,093)	(4,358,086)
Add: Fair value at year end of awards granted during the covered fiscal year that were outstanding and unvested at the covered fiscal year end	21,893,789	5,169,372	24,679,920	7,158,191	39,672,363	8,896,040	7,155,518	2,761,885

Add (Deduct): Year-over-year change in fair value at covered fiscal year end of awards granted in any prior fiscal year that were outstanding and unvested at the covered fiscal year end	(7,851,512)	(1,141,326)	19,902,921	5,525,189	15,006,128	3,307,124	(10,157,329)	(2,119,809)
Add: Vesting date fair value of awards granted and vested during the covered fiscal year	0	0	0	0	0	0	0	0
Add (Deduct): Change as of the vesting date (from the end of the prior fiscal year) in fair value of awards granted in any prior fiscal year for which vesting conditions were satisfied during the covered fiscal year	(3,446,642)	(101,167)	1,492,032	408,365	(2,499,265)	(494,044)	2,081,683	362,350
(Deduct): Fair value at end of prior fiscal year of awards granted in any prior fiscal year that failed to meet the applicable vesting conditions during the covered fiscal year	0	0	0	0	0	(839,129)	0	0
Add: Dividends or other earnings paid on awards in the covered fiscal year prior to vesting if not otherwise included in the SCT Total for the covered fiscal year	0	0	0	0	0	0	0	0
CAP Amounts (as calculated)	**$ 19,275,773**	**$ 7,294,876**	**$ 54,495,284**	**$ 16,456,021**	**$ 60,511,538**	**$ 15,571,959**	**$ 2,270,190**	**$ 2,584,955**

*   Amounts presented are averages for the entire group of Other NEOs in each respective year.

**   To determine the value of stock options included in CAP, the lattice valuation model was used, which differs from the Black-Scholes valuation model that was used at grant date. The lattice valuation model was deemed most appropriate because it is better able to value stock options at varying levels of stock price relative to the option exercise price and is consistent with valuation methodologies permitted under GAAP.

Total Shareholder Return (Column (f); Column (g))

Total shareholder return assumes that dividends were reinvested on the day of issuance.

Peer Group Total Shareholder Return (Column (g))

The peer group used in this disclosure is the Dow Jones U.S. Food & Beverage Total Return Index, which is the same peer group used in Part II, Item 5 of our Form 10-K.

Net Income (Column (h))

Consolidated net income as reported in the Company's Consolidated Statements of Income included in our Form 10-K.

Organic Revenue Growth (non-GAAP) (Column (i))

Organic revenue growth is referred to as "net operating revenue growth" in our Named Executive Officers' incentive programs (see "Business Performance Factor" on **page 60** in the Compensation Discussion and Analysis). Organic revenue growth is a non-GAAP financial measure that excludes or has otherwise been adjusted for the impact of acquisitions, divestitures and structural changes, as applicable, and the impact of changes in foreign currency exchange rates. Organic revenue growth was determined to be the most important financial performance measure linking CAP to Company performance for 2023 and therefore was selected as the 2023 "Company-Selected Measure" as defined in Item 402(v).

FINANCIAL PERFORMANCE MEASURES

The following table lists the four financial performance measures that, in the Company's assessment, represent the most important performance measures used to link CAP for our Named Executive Officers to Company performance for 2023.

Organic Revenue Growth (non-GAAP) (Company-Selected Measure)
Comparable Currency Neutral Operating Income Growth (non-GAAP)
Comparable Currency Neutral Earnings Per Share Growth (non-GAAP)
Cumulative Free Cash Flow (non-GAAP)

RELATIONSHIP BETWEEN COMPENSATION ACTUALLY PAID AND PERFORMANCE

The graphs below show the relationship of "compensation actually paid" to our PEO and Other NEOs to (i) the Company's organic revenue growth (non-GAAP), (ii) the Company's consolidated net income and (iii) TSR of both the Company and the Dow Jones U.S. Food & Beverage Total Return Index ("Peer Group TSR").

CAP, as calculated in accordance with Item 402(v), reflects, among others, adjustments to the fair value of equity awards during the years presented. Factors impacting the fair value of equity awards include the price of our Common Stock at year end, as well as the projected and actual achievement of performance goals. These adjustments contributed to the change in CAP reported year-over-year.

CAP VS. ORGANIC REVENUE GROWTH (NON-GAAP)



CAP VS. NET INCOME



CAP VS. COMPANY TSR AND PEER GROUP TSR



ITEM 3

APPROVAL OF THE COCA-COLA COMPANY 2024 EQUITY PLAN

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE COCA-COLA COMPANY 2024 EQUITY PLAN

WHAT AM I VOTING ON?

Shareowners are being asked to approve The Coca-Cola Company 2024 Equity Plan, which will expire on the date of the 2034 Annual Meeting of Shareowners.

On February 14, 2024, the Talent and Compensation Committee (referred to as the "Committee" in this Item 3) recommended that the Board adopt The Coca-Cola Company 2024 Equity Plan (the "2024 Plan"). On February 15, 2024, the Board adopted the 2024 Plan, subject to shareowner approval at the 2024 Annual Meeting. If approved by shareowners at the 2024 Annual Meeting, the 2024 Plan will become effective as of May 1, 2024 (the "Effective Date").

The 2024 Plan will replace The Coca-Cola Company 2014 Equity Plan (the "2014 Plan"), which will expire on the date of the 2024 Annual Meeting. No further awards will be granted pursuant to the 2014 Plan on or after the Effective Date. If neither the 2024 Plan nor the GESPP described in Item 4 of this Proxy Statement is approved, the Company would not be able to offer any equity compensation to its employees after the 2024 Annual Meeting.

We believe that the new 2024 Plan will continue to promote multiple important goals: aligning our employees' interests to our shareowners' interests, incentivizing employees to promote long-term, sustainable and profitable growth for the Company and serving as a critical tool to attract and retain key employees.

The material features of the 2024 Plan are summarized below, which summary is qualified in its entirety by reference to the text of the 2024 Plan. A copy of the 2024 Plan is available on our website at **www.coca-colacompany.com/annual-meeting-of-shareowners**, where it is an appendix to the electronic version of this Proxy Statement. We will provide shareowners with a copy of the 2024 Plan without charge upon request made to **shareownerservices@coca-cola.com**. The 2024 Plan will also be available for viewing by shareowners during the 2024 Annual Meeting.

Capitalized terms used in this summary will have the same meaning as used in the 2024 Plan, unless otherwise specifically defined herein.

2024 Plan Overview

Long-term equity compensation is a critical component of our rewards philosophy. It aligns our employees' interests with shareowner interests and incentivizes employees to promote long-term, sustainable growth for the Company. Our current equity plan has been in place since 2014 and will expire at the 2024 Annual Meeting.

We are extremely proud of the equity practices that we have implemented over the last decade to responsibly manage the share reserve that our shareowners approved for use in the 2014 Plan. For example, we have adjusted our equity mix by increasing the proportion of restricted stock units ("RSUs") and PSUs that make up our equity grants, while decreasing our usage of stock options, which has contributed to reducing and maintaining our extremely low dilution rate. We have also narrowed the population eligible to receive equity compensation to strategic leaders and certain high performing employees that are most responsible for driving the long-term profitable growth of the Company. In addition, over the course of the 2014 Plan, we committed to, and met, an average annual burn rate of no more than 0.4%.

As a result of these practices, we have issued approximately half of the shares that were approved for use under the 2014 Plan. Furthermore, we have maintained a burn rate lower than industry benchmarks that are widely considered by advisory firms.

2014 Equity Plan Historical Burn Rate



The 2024 Plan has been designed to replace the 2014 Plan. We intend to be good stewards of the 2024 Plan, applying the same level of rigor and scrutiny that we have demonstrated in our administration of the 2014 Plan over the last 10 years.

We are committed to maintaining transparency with our shareowners and welcome the opportunity for feedback.

The 2014 Plan has approximately 257 million shares of Common Stock that remain available for issuance but will not be available upon that plan's expiration at the 2024 Annual Meeting. To support the new 2024 Plan, an aggregate of 240 million shares will be initially reserved and available for issuance. This reserve will be increased or may be adjusted as allowable under the 2024 Plan. See Reuse of Shares and Adjustments as described in the summary of the Material Features of the 2024 Plan beginning on **page 93** for more information. The Company expects this share reserve will be sufficient for the 10-year duration of the 2024 Plan.

If neither the 2024 Plan nor the GESPP is approved by our shareowners at the 2024 Annual Meeting, we will not be able to make any equity incentive awards and may not be able to meet our hiring and retention needs in a highly competitive market. Therefore, we consider the approval of the 2024 Plan important to our future success.

Below is a summary of certain best practices that have been incorporated into the 2024 Plan. Features that are **NEW** or **UPDATED** from the 2014 Plan design are noted.

 **THE 2024 PLAN INCLUDES**

- **Variety of equity award types.** The 2024 Plan provides for a variety of equity and equity-based awards, including stock options, performance awards (including PSUs), SARs, stock, restricted stock and RSUs to provide the Committee flexibility to structure appropriate incentives and respond to changes in the marketplace. Equity award types other than stock options and SARs are collectively "Full-Value Awards."

- **Fungible share pool counting.** For each share of stock issued in connection with a Full-Value Award, the number of shares available for future issuance is reduced by three shares, and for each share of stock issued in connection with a stock option or stock-settled SAR, by one share. **UPDATED**

- **Minimum vesting requirement.** The 2024 Plan requires a 12-month minimum vesting period for all stock-based awards, while allowing for a market-standard 5% carveout of the share reserve that will be made available for awards with vesting terms shorter than 12 months. **NEW**

- **Clawback.** Awards are subject to forfeiture and clawback under the Company's clawback policies, including as a result of a restatement of financial statements, and as may otherwise be required under applicable law.

 **THE 2024 PLAN DOES NOT INCLUDE**

- **No "evergreen" provision.** The 2024 Plan does not contain an "evergreen" provision that automatically replenishes the share reserve.

- **No repricing of underwater stock options or SARs.** Repricing of stock options and SARs and cash buyouts of underwater stock options and SARs is prohibited without shareowner approval.

- **No discounted stock options or SARs.** No stock option or SAR may be granted with an exercise price lower than the grant date fair market value.

- **No reload rights.** No stock option or SAR granted under the 2024 Plan may contain any provision entitling a participant to the automatic grant of additional stock options or SARs in connection with any exercise of the original stock option or SAR. **NEW**

 **THE 2024 PLAN INCLUDES**

- **Administration by independent Directors.** The 2024 Plan is administered by the Committee whose members satisfy the independence standards of the NYSE and who qualify as non-employee directors under the 1934 Act.
- **Dividends or dividend equivalents.** The 2024 Plan provides for the ability to grant dividend equivalents with respect to awards of RSUs and performance awards. Any dividends and dividend equivalents would not be paid on an outstanding award unless and until the underlying award vests. **NEW**

DETERMINATION OF THE SHARE RESERVE

We are committed to using equity incentive awards prudently, within reasonable limits, and subject to performance and service-based vesting requirements. In setting the proposed number of shares reserved and issuable under the 2024 Plan, the Committee and the Board considered several factors, including the potential dilutive effect of equity awards outstanding under the Company's prior equity compensation plans, the Company's historical equity usage and the expected dilution of the 2024 Plan, with the goal of arriving at a reasonable and appropriate dilutive impact of the 2024 Plan.

SHARES AVAILABLE AND OUTSTANDING EQUITY AWARDS UNDER PRIOR COMPANY EQUITY PLANS

Prior to the effectiveness of the 2014 Plan, the Company granted awards under a variety of equity compensation plans (the "Prior Plans"). Following the expiration of the 2014 Plan at the 2024 Annual Meeting, no further awards will be made under the 2014 Plan or Prior Plans, but awards made under the 2014 Plan or the Prior Plans will remain outstanding in accordance with their terms. Therefore, in considering the potential dilution contemplated by the 2024 Plan, the Committee also considered the following information regarding all existing equity compensation plans as of March 4, 2024:

Total number of stock options outstanding[1]	41,884,913
Weighted-average exercise price of stock options outstanding	$50.95
Weighted-average remaining term of stock options outstanding	5.5 years
Total number of Full-Value Awards outstanding (includes restricted stock, RSU and PSU awards)[2]	8,562,065
Total number of shares remaining available for future grant under the 2014 Plan[3]	257,163,437
Total number of shares of Common Stock outstanding as of March 4, 2024	4,311,190,648

[1] No SARs were outstanding as of March 4, 2024.

[2] The number of outstanding PSUs assumes performance at target level.

[3] In addition, as of March 4, 2024, 493,096 shares, 2,239,317 shares and 236,842 shares remain available for grant under the 1999 Stock Option Plan, 2008 Stock Option Plan and 1989 Restricted Stock Plan, respectively. Since the 2014 Annual Meeting of Shareowners, these Prior Plans were frozen for future grants except for these "holdback" shares, which are described in the Company's 2014 Proxy Statement filed with the SEC on March 7, 2014. Between March 4, 2024 and the Effective Date the Company commits to grant no shares under the 2014 Plan or Prior Plans except for approximately 55,000 shares in respect of employee-purchased awards and Company-provided matching awards under a subplan of the 2014 Plan, as described as the "Prior Subplan" in Item 4 of this Proxy Statement. This estimate is based on the closing price of Common Stock on March 4, 2024, which was $59.81. The actual number of shares that will be granted will depend on the price of Common Stock on the date of purchase.

HISTORICAL EQUITY AWARD GRANTING PRACTICES

The Committee and the Board also considered, among other things, the number of equity awards granted under the 2014 Plan in the past three years as an indicator of likely share usage over the duration of the 2024 Plan. In 2021, 2022 and 2023, the Company issued 11.2 million, 9.9 million and 6.0 million, respectively, of the shares authorized under the 2014 Plan.

The Committee and the Board also considered the Company's average burn rate for 2021 through 2023 of 0.21%, which is lower than industry benchmarks that are widely considered by advisory firms.

EXPECTED DILUTION

The Committee and the Board considered the potential dilution that would result from the full usage of shares requested for issuance under the 2024 Plan.

As shown below, as of March 4, 2024, our existing overhang, taking into account the shares still reserved for issuance under the 2014 Plan, was 6.66% on a fully diluted basis. Because the number of shares available for issuance under the 2024 Plan will be slightly less than the number of shares currently available for issuance under the 2014 Plan, our overhang would not materially change as a result of the approval of the 2024 Plan. The overhang of the 2024 Plan is estimated to be 6.31% on a fully diluted basis.

| SHARES AVAILABLE FOR ISSUANCE UNDER THE 2014 PLAN | + | SHARES TO BE ISSUED ON EXERCISE OR SETTLEMENT OF OUTSTANDING EQUITY AWARDS UNDER THE 2014 PLAN OR THE PRIOR PLANS ("OUTSTANDING AWARDS") | ÷ | TOTAL NUMBER OF ISSUED AND OUTSTANDING SHARES OF COMMON STOCK (EXCLUDING TREASURY SHARES) | + | SHARES AVAILABLE FOR ISSUANCE UNDER THE 2014 PLAN | + | OUTSTANDING AWARDS | = | EXISTING OVERHANG UNDER THE 2014 PLAN **6.66%** |
| SHARES REQUESTED FOR ISSUANCE UNDER THE 2024 PLAN | + | OUTSTANDING AWARDS | ÷ | TOTAL NUMBER OF ISSUED AND OUTSTANDING SHARES OF COMMON STOCK (EXCLUDING TREASURY SHARES) | + | SHARES REQUESTED FOR ISSUANCE UNDER THE 2024 PLAN | + | OUTSTANDING AWARDS | = | POTENTIAL OVERHANG UNDER THE 2024 PLAN **6.31%** |

Actual dilution will depend on several factors, the most important of which is the type of awards made under the 2024 Plan. This is because the 2024 Plan uses a fungible share pool, under which each share issued pursuant to a stock option or SAR will reduce the number of shares available under the 2024 Plan by one share, and each share issued pursuant to Full-Value Awards will reduce the number of shares available by three shares.

Over the last 10 years, we have adjusted our equity mix by increasing the proportion of Full-Value Awards that make up our equity grants, while decreasing our usage of stock options. The Company expects to continue to grant a mix of stock options and Full-Value Awards, primarily in the form of RSUs and PSUs, under the 2024 Plan, in line with our current practice. To illustrate the range of potential dilution over the 10-year term of the 2024 Plan, the table below shows potential dilution pursuant to the above formula based on 4,311,190,648 shares of Common Stock issued and outstanding as of March 4, 2024 and assuming that all authorized shares under the 2024 Plan are granted (i) 100% as stock options, (ii) at our current equity mix of stock options and Full-Value Awards and (iii) 100% as Full-Value Awards.

100% STOCK OPTIONS	CURRENT EQUITY MIX OF STOCK OPTIONS AND FULL-VALUE AWARDS	100% FULL-VALUE AWARDS
6.31%	**4.42%**	**2.94%**
10-Year Potential Dilution	10-Year Potential Dilution	10-Year Potential Dilution

Actual dilution will also be mitigated by the Company's robust share repurchase program, which reduces the potential dilutive effect of granting long-term equity compensation. In 2023, the Company repurchased $2.29 billion of Common Stock, which included $539 million related to proceeds from employee stock activity under the 2014 Plan and the Prior Plans. The amount of repurchases in future years will depend on a number of factors, such as the availability of cash and stock price. The Company intends to continue to use treasury shares purchased through its share repurchase program to settle awards under the 2024 Plan.

Based on historical grant practices and the recent trading price of our Common Stock, the shares reserved for issuance under the 2024 Plan are expected to meet the Company's equity grant needs for approximately 10 years, but not more than the 10-year term of the 2024 Plan. The actual duration of the share reserve may be impacted by currently unknown factors, such as competitive market considerations, number of grant recipients, future grant practices, tax withholding, forfeiture rates and the price of our Common Stock.

Material Features of the 2024 Plan

The summary of the material features of the 2024 Plan that follows is qualified in its entirety by reference to the text of the 2024 Plan. A copy of the 2024 Plan is available on our website at **www.coca-colacompany.com/annual-meeting-of-shareowners**, where it is an appendix to the electronic version of this Proxy Statement. We will provide shareowners a copy of the 2024 Plan without charge upon e-mail request to **shareownerservices@coca-cola.com**.

Effective Date and Term	Effective as of May 1, 2024, upon approval by shareowners at the 2024 Annual Meeting. Unless earlier terminated in accordance with the terms of the 2024 Plan, no awards may be made under the 2024 Plan after the date of the Company's 2034 Annual Meeting of Shareowners or, if the shareowners approve an amendment to the 2024 Plan to increase the number of shares subject to the 2024 Plan, the 10th anniversary of the date of such approval ("Expiration Date"), provided that awards granted prior to the Expiration Date will remain outstanding following such date.

Eligibility	Only employees, officers or directors of the Company and its majority-owned subsidiaries are eligible to receive awards under the 2024 Plan. The Committee determines which employees are eligible to participate. As of December 31, 2023, the Company had approximately 79,100 employees, although only a portion of these employees, approximately 2,100 including our executive officers, are currently expected to be eligible to participate in the 2024 Plan.
Shares Available for Awards	Subject to adjustments as provided in the 2024 Plan, the aggregate number of shares of Common Stock available for all awards under the 2024 Plan is 240,000,000 plus any shares of Common Stock that are returned to the 2024 Plan share reserve under its provisions allowing shares to be reused for new grants described below under the "Reuse of Shares" heading. The shares of Common Stock issuable under the 2024 Plan may be drawn from shares of our authorized but unissued Common Stock or authorized and issued shares of Common Stock reacquired and held as treasury shares (including shares of our Common Stock that we purchase on the open market or in private transactions) or a combination thereof. See "Determination of the Share Reserve" above for a discussion of the factors the Board and the Committee considered when setting the number of proposed shares issuable under the 2024 Plan. The closing price of a share of Common Stock on the NYSE on March 4, 2024 was $59.81.
Reuse of Shares	The 2024 Plan allows shares withheld or delivered to satisfy tax withholding requirements on Full-Value Awards (but not stock options or SARs) to be added back to the share reserve. In addition, the 2024 Plan allows that Full-Value Awards under the 2014 Plan and the 2024 Plan that are cancelled, terminate, expire, are forfeited or lapse for any reason, including by reason of failure to meet time-based vesting requirements or to achieve performance goals after the Effective Date, will be added back to the 2024 Plan share reserve. Shares subject to awards under the 2014 Plan or the 2024 Plan that are settled in cash will be added back to the 2024 Plan share reserve. Shares tendered or withheld to cover an exercise price of a stock option, shares not issued in connection with a stock settlement of a SAR, and shares repurchased on the open market with the proceeds of the exercise price of stock options will not be available for issuance under the 2024 Plan.
	Awards granted under the 2024 Plan in substitution for stock and stock-based awards held by employees of another entity who become employees of the Company or a subsidiary as a result of a merger or consolidation of the former employing entity with the Company or a subsidiary or the acquisition by the Company or subsidiary of property or stock of the former employing entity, will not count against the shares otherwise available for issuance under the 2024 Plan. In addition, subject to NYSE requirements, shares available under a shareowner-approved plan of a company acquired by the Company may be issued under the 2024 Plan pursuant to awards made to individuals who were not employees of the Company or its subsidiaries immediately before such transaction and will not count against the maximum share limit of the 2024 Plan.
Fungible Share Pool Counting	Each share issued pursuant to a stock option or SAR will reduce the number of shares available under the 2024 Plan by one share, and each share issued pursuant to Full-Value Awards will reduce the number of shares available by three shares.
Award Types	**Stock options**, which give the holder the right to purchase shares of Common Stock at a specified price during specified time periods on such terms and conditions as the Committee shall decide. The exercise price of a stock option granted under the 2024 Plan may not be less than the fair market value of the Common Stock on the date of grant. Stock options granted under the 2024 Plan have a maximum term of 10 years. The 2024 Plan only authorizes nonqualified stock options. As described beginning on **page 62** of the Compensation Discussion and Analysis, the Company's current compensation programs include stock options as part of the annual long-term equity compensation awards made to eligible employees. No stock option granted under the 2024 Plan may provide for the payment or accrual of dividend equivalents. No stock option granted under the 2024 Plan may contain any provision entitling the participant to the automatic grant of additional stock options in connection with the exercise of the original stock option.
	Stock appreciation rights, or SARs, which give the holder the right to receive the excess, if any, of the fair market value of one share of Common Stock on the date of exercise, over the base price of the stock appreciation right on such terms and conditions as the Committee shall decide. The base price of a SAR may not be less than the fair market value of the Common Stock on the date of grant. SARs granted under the 2024 Plan have a maximum term of 10 years. No SAR granted under the 2024 Plan may provide for the payment or accrual of dividend equivalents. No SAR granted under the 2024 Plan may contain any provision entitling the participant to the automatic grant of additional SARs in connection with the exercise of the original SAR. SARs are not a part of the Company's current compensation programs.

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Restricted stock, which are awards of shares of Common Stock subject to certain restrictions and to risk of forfeiture on terms set by the Committee. Any rights to dividend equivalents with respect to awards of restricted stock granted under the 2024 Plan will be subject to the same restrictions on transfer and forfeitability as the award with respect to which they are paid. Restricted stock is not a part of the Company's current compensation programs.

Restricted stock units, or RSUs, which represent the right to receive shares of Common Stock (or an equivalent value in cash) in the future, subject to certain restrictions and risk of forfeiture on terms set by the Committee. As described beginning on **page 129**, the Company's current compensation programs include time-based RSUs as part of the annual long-term equity compensation awards made to eligible employees. Any rights to dividend equivalents with respect to awards of RSUs granted under the 2024 Plan will be subject to the same restrictions on transfer and forfeitability as the award with respect to which they are paid.

Performance awards, which are awards made under the 2024 Plan, including cash-based awards, with performance-based vesting criteria, on the terms and conditions as the Committee may determine. The Company's current compensation programs include PSUs, which are performance awards, as part of the annual long-term equity compensation awards made to eligible employees. See "Limitations on Awards" and "Performance Goals" below for more information about performance awards under the 2024 Plan. Any rights to dividend equivalents with respect to performance awards granted under the 2024 Plan will be subject to the same restrictions on transfer and forfeitability as the award with respect to which they are paid. Performance-based restricted stock awards may also be made under the 2024 Plan but are not a part of the Company's current compensation programs.

Other stock-based awards, which are awards that are payable in, valued in whole or in part by reference to or otherwise based on or related to, shares of Common Stock, at the discretion of the Committee, including unrestricted stock grants.

Adjustments	In the event of a nonreciprocal transaction between the Company and its shareowners that causes the per share value of the Common Stock to change (including, without limitation, any stock dividend, stock split, spin-off, rights offering, or large nonrecurring cash dividend), the Committee must make such adjustments to the 2024 Plan and awards as it deems necessary, in its sole discretion, to prevent dilution or enlargement of rights immediately resulting from such transaction. Upon the occurrence or in anticipation of any corporate event or transaction involving the Company (including, without limitation, any merger, reorganization, recapitalization, combination or exchange of shares, or one of the transactions described above), the 2024 Plan authorizes the Committee to make certain discretionary adjustments to outstanding awards. The Committee's determination need not be uniform and may be different for different participants whether or not participants are similarly situated.
Limitations on Awards	The 2024 Plan contains the following per participant limitations on awards: • The maximum number of shares of Common Stock with respect to which stock options may be granted in any calendar year to any participant may not exceed 3,000,000. • The maximum number of shares of Common Stock with respect to which stock-settled SARs may be granted in any calendar year to any participant may not exceed 3,000,000. • The maximum number of shares of restricted stock that may be granted in any calendar year to any participant may not exceed 1,000,000. • The maximum number of shares of Common Stock with respect to which RSUs may be granted in any calendar year to any participant may not exceed 1,000,000, to the extent the RSUs are settled in shares. • The maximum amount that may be paid with respect to performance awards payable in cash or property other than shares of Common Stock in any calendar year to any participant may not exceed $20,000,000. • The maximum number of shares of Common Stock with respect to which performance awards (including PSUs) payable in stock may be paid in any calendar year to any participant may not exceed 1,000,000. In addition, the 2024 Plan limits the maximum aggregate value of awards (calculated based on grant date fair value for financial reporting purposes) granted under the 2024 Plan to any non-employee director for services as a director shall not exceed $500,000 in any calendar year. The 2024 Plan provides that awards to non-employee directors may be made only in accordance with the terms, conditions and parameters of

a plan, program, or policy for the compensation of non-employee directors as in effect from time to time. The Committee may not make other discretionary grants under the 2024 Plan to non-employee directors.

Performance Goals	The Committee may establish performance goals for performance awards that may be based on any financial or non-financial criteria selected by the Committee. Such performance goals may be described in terms of Company-wide objectives or in terms of objectives that relate to the performance of the participant, a subsidiary or a division, region, department or function within the Company or a subsidiary. If the Committee determines that a change in the business, operations, corporate structure or capital structure of the Company or the manner in which the Company or a subsidiary conducts its business, or other events or circumstances render performance goals to be unsuitable, the Committee may modify such performance goals in whole or in part, as the Committee deems appropriate. If a participant is promoted, demoted or transferred to a different business unit or function during a performance period, the Committee may determine that the performance goals or performance period are no longer appropriate and may (i) adjust, change or eliminate the performance goals or the applicable performance period as it deems appropriate to make such goals and period comparable to the initial goals and period, or (ii) make a cash payment to the participant in an amount determined by the Committee.
Limitation on Transfer	No right or interest of a participant in any unexercised or restricted award may be pledged, encumbered, or hypothecated to or in favor of any party other than the Company or a subsidiary, or shall be subject to any lien, obligation, or liability of such participant to any other party other than the Company or a subsidiary. No unexercised or restricted award shall be assignable or transferable by a participant other than by will or the laws of descent and distribution.

Change in Control	Unless otherwise provided in an award agreement or any special plan document or separate agreement with a participant governing an award:
	
	A. With respect to awards assumed by the surviving entity or otherwise equitably converted or substituted in connection with a Change in Control: if within one year after the effective date of the Change in Control, a participant's employment is involuntarily terminated other than for cause, then
	
	  • all of that participant's outstanding stock options and SARs will become fully exercisable;
	
	  • all time-based vesting restrictions on that participant's outstanding awards will lapse; and
	
	  • the payout level attainable under all outstanding performance-based awards will vest based on target (if the date of termination occurs during the first half of the performance period) or actual performance measured as of the end of the calendar quarter immediately preceding the date of termination (if the date of termination occurs during the second half of the performance period). In both cases, the awards will pay out on a pro rata basis, based on the time elapsed (in days) in the performance period prior to the date of termination.
	
	B. Upon the occurrence of a Change in Control in which awards are not assumed by the surviving entity or otherwise equitably converted or substituted in connection with the Change in Control in a manner approved by the Committee or the Board:
	
	  • all outstanding stock options and SARs will become fully exercisable;
	
	  • all time-based vesting restrictions on outstanding awards will lapse; and
	
	  • the payout level attainable under all outstanding performance-based awards will vest based on target (if the Change in Control occurs during the first half of the performance period) or actual performance measured as of the end of the calendar quarter immediately preceding the Change in Control (if the Change in Control occurs during the second half of the performance period). In both cases, the awards will pay out on a pro rata basis, based on the time elapsed (in days) in the performance period prior to the Change in Control.

A Change in Control is defined under the 2024 Plan as: a change in control of a nature that would be required to be reported in response to Item 6 of Schedule 14A of Regulation 14A under the 1934 Act, provided that such a change in control shall be deemed to have occurred at such time as (i) any person, is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the 1934 Act) directly or indirectly, of securities representing 20% or more of the combined voting power for election of directors of the then outstanding securities of the Company or any successor of the Company; (ii) during any period of two consecutive years or less, individuals who at the beginning of such period constituted the Board cease, for any reason, to constitute at least a majority of the Board, unless the election or nomination for election of each new director was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period; (iii) the shareowners of the Company approve any merger or consolidation as a result of which the Common Stock shall be changed, converted or exchanged (other than a merger with a wholly owned subsidiary of the Company) or any liquidation of the Company or any sale or other disposition of 50% or more of the assets or earning power of the Company, and such merger, consolidation, liquidation or sale is completed; or (iv) the shareowners of the Company approve any merger or consolidation to which the Company is a party as a result of which the persons who were shareowners of the Company immediately prior to the effective date of the merger or consolidation shall have beneficial ownership of less than 50% of the combined voting power for election of directors of the surviving corporation following the effective date of such merger or consolidation, and such merger or consolidation is completed; provided, however, that no change in control shall be deemed to have occurred if, prior to such times as a change in control would otherwise be deemed to have occurred, the Board determines otherwise. Additionally, no change in control will be deemed to have occurred under the 2024 Plan under clause (i) above if, subsequent to such time as a change in control would otherwise be deemed to have occurred, a majority of the Board in office prior to the acquisition of the securities by such person determines otherwise.

Forfeiture and Clawback

Awards under the 2024 Plan will be subject to any compensation recoupment policy that the Company may adopt from time to time that is applicable to the participant. An award agreement may specify that an award will be reduced, cancelled, forfeited, or recouped upon certain events. The Company will also seek to recover any awards made under the 2024 Plan, if required by the provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act or any other law or the listing standards of the NYSE.

Prohibition on Repricing

Except as described above with respect to adjustments, outstanding stock options and SARs cannot be repriced, directly or indirectly, without the prior consent of the Company's shareowners. The exchange of an "underwater" stock option or SAR (i.e., a stock option or SAR having an exercise price or base price in excess of the current market value of the underlying stock) for cash or for another award would be considered an indirect repricing and would, therefore, require the prior consent of the Company's shareowners.

Plan Administration

The 2024 Plan will be administered by the Committee. The Committee will have the authority to make awards; designate participants; determine the type or types of awards to be granted to each participant and the number, terms and conditions thereof; establish, adopt or revise any rules, regulations, guidelines and procedures as it may deem advisable to carry out the provisions and purposes and administer the 2024 Plan; prescribe forms of award agreements, and make any rules, interpretations, and any and all other decisions and determinations that may be required under the 2024 Plan.

In addition, the Committee may expressly delegate to a special committee of non-employee Directors some or all of the Committee's authority, within specified parameters, to grant awards to eligible participants who, at the time of grant, are not subject to Section 16(a) of the 1934 Act. The Committee may also delegate to one of its members or one or more officers of the Company, or to one or more agents or advisors, administrative duties or powers under the 2024 Plan.

Plan Amendment

The Board or the Committee may, at any time and from time to time, amend, modify or terminate the 2024 Plan, but if an amendment to the 2024 Plan would require shareowner approval under applicable laws, policies or regulations or the applicable listing or other requirements of the NYSE, then such amendment shall be subject to shareowner approval. The Board or the Committee may also condition any other amendment or modification of the 2024 Plan on the approval of the Company's shareowners.

The Committee may amend, modify or terminate an outstanding award without approval of the participant, provided however, (i) subject to the terms of the applicable award agreement, the value of such award may not be reduced or diminished without the participant's consent, (ii) the original term of a stock option or SAR may not be extended without prior approval of the Company's shareowners, (iii) subject to the adjustment provisions of the 2024 Plan, the exercise price of a stock option or base price of a SAR may not be reduced, directly or indirectly, without the prior approval of the Company's shareowners, and (iv) no termination, amendment or modification of the 2024 Plan will adversely affect, within the meaning of the 2024 Plan, any award previously made under the 2024 Plan, without the consent of the affected participant.

The Board or the Committee may amend the Plan or an award agreement to take effect retroactively or otherwise, as deemed necessary or advisable for the purpose of conforming the Plan or award agreement to any present or future law relating to plans like the 2024 Plan. In addition, the Committee may amend an award agreement, to take effect retroactively or otherwise, as deemed necessary or advisable for the purpose of correcting errors occurring in connection with the grant or documentation of an award.

Minimum Vesting Requirement	All stock-based awards under the 2024 Plan will be subject to a 12-month minimum vesting requirement, except for (i) awards equaling up to 5% of the share reserve and (ii) awards subject to accelerated vesting treatment upon death, disability, or a Change in Control, which may vest in less than 12 months.
Foreign Jurisdictions	In order to foster and promote achievement of the material purposes of the 2024 Plan in foreign jurisdictions and to fairly accommodate for differences in local law, tax policy or custom, the Committee may adopt such modifications, procedures, and subplans as may be necessary or desirable to comply with provisions of the laws of any non-U.S. jurisdictions in which the Company or any affiliate may operate, in order to assure the viability of the benefits of awards made to participants located in such other jurisdictions and to further the objectives of the 2024 Plan.
Tax	The Company or any affiliate has the authority and the right under the 2024 Plan to deduct or withhold, or require a participant to remit an amount sufficient to satisfy the Company's (or any affiliate's) federal, state, and local tax withholding obligations (including any social tax obligation) required by law to be withheld with respect to any exercise, lapse of restriction or other taxable event arising as a result of the 2024 Plan. The obligations of the Company under the 2024 Plan are conditioned on a participant's compliance with these requirements and the Company (or any affiliate) has, to the extent permitted by law, the right to deduct any such taxes from any payment of any kind otherwise due to the participant. Unless otherwise determined by the Committee at the time an award is made or thereafter, any such withholding requirement may be satisfied, in whole or in part, by withholding from the shares acquired by a participant with respect to an award.
Governing Law	To the extent not governed by federal law, the 2024 Plan and all awards under the 2024 Plan shall be construed in accordance with and governed by the laws of the State of Delaware.

Certain U.S. Federal Tax Effects

The following discussion is limited to a summary of the U.S. federal income tax consequences that generally will arise with respect to awards granted under the 2024 Plan and the subsequent sale of shares of Common Stock acquired under the 2024 Plan. This summary is based on the federal tax laws in effect as of the date of this Proxy Statement. In addition, this summary assumes that all awards are exempt from, or comply with, the rules of Tax Code Section 409A regarding nonqualified deferred compensation. Changes to these laws could alter the tax consequences described below. The tax consequences of awards may vary depending upon the particular circumstances. Participants should rely upon their own tax advisors for advice concerning the specific tax consequences applicable to them, including the applicability and effect of state, local and foreign tax laws.

NONSTATUTORY STOCK OPTIONS

There will be no federal income tax consequences to the participant or to the Company upon the grant of a stock option under the 2024 Plan. When the participant exercises a stock option, however, the participant will recognize ordinary income in an amount equal to the excess of the fair market value of the Common Stock received upon exercise over the exercise price. Upon the sale of the stock, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the day the stock option was exercised. This capital gain or loss will be long-term if the participant has held the stock for more than one year or otherwise will be short-term.

STOCK APPRECIATION RIGHTS

There will be no federal income tax consequences to the participant or to the Company upon the grant of a SAR under the 2024 Plan. When the participant exercises the SAR, the participant generally will recognize compensation income equal to the value of the cash and the fair market value of any shares of Common Stock received. Upon the sale of the stock, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the day the SAR was exercised. This capital gain or loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term.

RESTRICTED STOCK

Unless a participant makes an election under Tax Code Section 83(b) to accelerate recognition of income to the date of grant as described below, the participant will not recognize compensation income at the time a restricted stock award is granted, provided that the award is subject to restrictions on transfer and is subject to a substantial risk of forfeiture. When the restrictions lapse, the participant will recognize compensation income equal to the fair market value of the Common Stock as of that date (less any amount he or she paid for the stock). If the participant files an election under Tax Code Section 83(b) within 30 days after the date of grant of the restricted stock, the participant will recognize compensation income as of the date of grant equal to the fair market value of the stock as of that date (less any amount paid for the stock). However, if the stock is later forfeited, the participant will not be able to recover the tax previously paid pursuant to the Tax Code Section 83(b) election. When the stock is sold, the participant will have capital gain or loss equal to the sales proceeds less the value of the stock on the date of grant (if a Tax Code Section 83(b) election was made) or the date of vesting (if it was not). Any capital gain or loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term.

STOCK UNITS

A participant will not recognize compensation income at the time a stock unit award is granted. Stock unit awards are typically RSUs or PSUs. A participant is not permitted to make a Tax Code Section 83(b) election with respect to a stock unit award. Upon receipt of shares of Common Stock (or the equivalent value in cash) in settlement of a stock unit award, a participant will recognize compensation income equal to the fair market value of the Common Stock or other property as of that date less the purchase price, if any. When the stock is sold, the participant will have capital gain or loss equal to the sales proceeds less the value of the stock on the delivery date. Any capital gain or loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term.

CASH-BASED AWARDS

A participant will not recognize compensation income at the time a cash-based award is granted (for example, when the performance goals are established). Upon receipt of cash in settlement of the award, a participant will recognize compensation income equal to the cash received.

OTHER STOCK-BASED AWARDS

The tax consequences associated with any other stock-based award granted under the 2024 Plan will vary depending on the specific terms of such award. Among the relevant factors are whether or not the award has a readily ascertainable fair market value, whether or not the award is subject to forfeiture provisions or restrictions on transfer, the nature of the property to be received by the participant under the award and the participant's holding period and tax basis for the award or underlying stock.

TAX WITHHOLDING

The Company has the right to deduct or withhold, or require a participant to remit to the Company, an amount sufficient to satisfy the Company's federal, state and local tax withholding obligations (including employment taxes) imposed by law with respect to any exercise, lapse of restriction or other taxable event arising as a result of the 2024 Plan. The Committee may, at the time the award is granted or thereafter, require or permit that any such withholding requirement be satisfied, in whole or in part, by delivery of, or withholding from the award, shares having a fair market value on the date of withholding equal to the amount required to be withheld for tax purposes.

TAX CONSEQUENCES TO THE COMPANY

There will be no tax consequences to the Company except that the Company will be entitled to a deduction when a participant has compensation income, subject to the limitations of Tax Code Section 162(m).

Benefits to Named Executive Officers and Others

No awards have been granted under the 2024 Plan. If the 2024 Plan is approved, awards will be granted at the discretion of the Committee. Accordingly, future benefits or amounts that will be received or allocated under the 2024 Plan are not currently determinable.

ITEM 4

APPROVAL OF THE COCA-COLA COMPANY GLOBAL EMPLOYEE STOCK PURCHASE PLAN

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE COCA-COLA COMPANY GLOBAL EMPLOYEE STOCK PURCHASE PLAN

WHAT AM I VOTING ON?

Shareowners are being asked to approve The Coca-Cola Company Global Employee Stock Purchase Plan.

On February 14, 2024, the Talent and Compensation Committee (referred to as the "Committee" in this Item 4) recommended that the Board adopt The Coca-Cola Company Global Employee Stock Purchase Plan, as amended and restated (the "GESPP"). The GESPP is a standalone plan based on the global employee stock purchase plan currently in effect as a subplan (the "Prior Subplan") under the 2014 Plan. Following the expiration of the 2014 Plan, no awards will be granted under the Prior Subplan.

The material features of the GESPP are summarized below, which summary is qualified in its entirety by reference to the text of the GESPP document. A copy of the GESPP plan document is available on our website at **www.coca-colacompany.com/annual-meeting-of-shareowners**, where it is an appendix to the electronic version of this Proxy Statement. We will provide shareowners a copy of the GESPP document without charge upon request made to **shareownerservices@coca-cola.com**. The GESPP document will also be available for viewing by shareowners during the 2024 Annual Meeting.

Capitalized terms used in this summary will have the same meaning as used in the GESPP document, unless otherwise specifically defined herein.

Global Employee Stock Purchase Plan Overview

The GESPP is an important benefit for our global employee population that serves many purposes, including enabling employees to become long-term shareowners of the Company; supporting our employees' financial growth by encouraging investment in our Common Stock; providing an incentive in recruitment and retention; and aligning the interests of our employees with those of our shareowners.

The GESPP, branded internally to employees as "KO Shares," is intended to be a non-qualified employee stock purchase plan that provides the opportunity to employees of the Company and certain of its majority-owned subsidiaries to become Company shareowners by purchasing shares of our Common Stock using payroll deductions over quarterly periods (or such other periods as the Committee may determine). Shares purchased by participants under the GESPP are purchased at market price and the GESPP gives the Company the ability to provide matching awards. Generally, a share subject to a matching award is only released to a participant (i.e., vests) if the corresponding purchased share to which it relates is held for the required holding period specified by the Committee. In addition, the GESPP provides the Company with the flexibility to grant additional awards of shares of Common Stock ("Free Awards") that may be subject to conditions, including performance conditions, or restrictions, as determined by the Committee.

The GESPP is structured to provide the Committee flexibility to administer the plan to promote participation and accommodate varying needs across the globe. While the GESPP is intended to be a broad-based plan, it will not be available to employees in all countries. Rather, participation will be limited to employees of the Company and those majority-owned subsidiaries designated by the Committee that are located in jurisdictions where implementation of the plan would comply with the requirements of local law and be administratively feasible. As of December 31, 2023, the Company had approximately 79,100 employees, approximately 30,000 of which are currently expected to be eligible to participate in the GESPP.

The summary below describes certain key terms of the GESPP and, with respect to those terms that provide the Committee with particular flexibility in administration, describes how the Committee currently intends to administer the plan. Generally, the Committee intends to administer the GESPP consistent with its operation of the Prior Subplan, including with respect to enrollment periods, contribution limits, the matching award ratio and holding periods, each as described below. However, the Committee reserves the ability to administer the GESPP in accordance with its terms in its discretion.

 THE GESPP INCLUDES	 THE GESPP DOES NOT INCLUDE
• **Broad-based participation:** The GESPP will be available to thousands of employees of the Company and its majority-owned subsidiaries around the world, subject to legal and administrative considerations.	• **No payment of dividend equivalents on unvested awards:** While it is currently intended that no dividend equivalents will be granted under the GESPP, to the extent an award provides for dividend equivalents, the dividend equivalents are not to be paid on unvested awards.
• **Ability to set contribution limits:** A maximum annual contribution limit per participating employee will initially be set at $2,000.	• **No Section 16 Officer participation:** Employees who are subject to the reporting requirements of Section 16(a) of the 1934 Act ("Section 16 Officers") are not eligible to participate in the GESPP.
• **Ability to grant matching awards to participants:** The initial matching ratio will be 1 to 1. Therefore, if a participant purchases 10 shares, the participant will receive a matching award of 10 shares.	
• **Minimum holding period for release of matching shares:** Each share subject to a matching award will only be released to a participant (i.e., vest) if the corresponding purchased share is held for the required holding period, which has been set by the Committee at 12 months.	
• **Default dividend reinvestment:** Where permitted by local regulations and unless the Committee or a participant decides otherwise, the GESPP provides for dividend reinvestment in Company Common Stock to further increase participants' share ownership.	

DETERMINATION OF THE SHARE RESERVE

An aggregate of 15 million shares will be reserved and available for use in the GESPP. This amount includes all shares that a participating employee may acquire under the plan, including shares purchased through payroll deductions, shares subject to matching awards on purchased shares, shares subject to Free Awards, and shares purchased on behalf of a participant through dividend reinvestment ("Dividend Shares"). The Company expects this share reserve to be sufficient for 10 years.

The Committee and the Board considered a variety of factors in setting the proposed number of shares reserved and issuable under the GESPP, including:

- the size of the eligible employee population of the Company and its majority-owned subsidiaries, taking into account the anticipated geographic distribution of our employee population over the next 10 years;

- the estimated employee participation rate; and

- anticipated contribution limits, including the current annual contribution limit.

Material Features of the GESPP

The summary of the material features of the GESPP that follows is qualified in its entirety by reference to the text of the GESPP document. A copy of the GESPP document is available on our website at **www.coca-colacompany.com/annual-meeting-of-shareowners**, where it is an appendix to the electronic version of this Proxy Statement. We will provide shareowners a copy of the GESPP document without charge upon request by email to **shareownerservices@coca-cola.com**. The summary below reflects the Committee's administrative flexibility authorized under the GESPP, while also explaining practices that the Committee intends to apply in its administration of the plan. The Committee reserves the right to operate the GESPP in accordance with its terms in its discretion.

Effective Date and Term	Effective as of May 1, 2024, upon approval by shareowners at the 2024 Annual Meeting. The GESPP will continue until terminated by the Committee.
Eligibility	Only employees of the Company and its majority-owned subsidiaries that are designated as participating companies in the GESPP are eligible to participate. Participation is limited to those employees who are actively employed on the first day of an enrollment period or, in the case of Free Awards, employees who are actively employed on the date of grant of the award. The GESPP permits the Committee to require a time-served qualifying period for eligibility, but there is currently no such period required. Section 16 Officers are not eligible to participate in the GESPP. The Committee may decide that a person is not eligible to participate in the GESPP even if that person otherwise satisfies the eligibility requirements of the plan.
Enrollment	Eligible employees may purchase shares under the GESPP by electing to enroll during an enrollment period and becoming participants in the GESPP. The duration and timing of an enrollment window is determined by the Committee. At the Committee's discretion, enrollment may be valid for a set period (with re-enrollment required during each enrollment period), on an "evergreen basis" (with the participant's election continuing to be effective for subsequent enrollment periods until revised), or on a one-off basis.
	To enroll in the GESPP, participants must enter into a share purchase agreement, in a form determined by the Committee, specify the amount of their contributions, authorize contributions to be deducted through payroll from their pay (or agree to another method of payment approved by the Committee), consent to any maximum and minimum contribution limits as applicable from time to time, and accept the terms, established by the Committee, that apply to their purchased shares.
Purchased Share and Contribution Limits	The Committee may limit the number of shares that may be purchased by GESPP participants on any occasion. In the event the limit is exceeded, the number of shares received by each participant will be proportionately reduced.
	The GESPP permits the Committee to set minimum and maximum contribution amounts, which are determined by the Committee in its discretion and may change from time to time. The Committee currently intends to set a minimum annual contribution amount for participants of $200 and the maximum annual contribution amount of $2,000, consistent with the minimum and maximum contribution amounts under the Prior Subplan. For participants based outside the United States, these amounts may be converted into their foreign currency equivalents.
	Where awards are being operated on an evergreen basis or over a specified period (rather than on a one-off basis), the Committee, prior to an enrollment period or at any other time it decides, may change any term applicable to a participant's future awards or future participation, including in relation to minimum or maximum contribution limits. If a change relates to the contribution limits, any contribution still to be made that would be greater than the new maximum or less than the new minimum limit will be deemed to be modified accordingly in order to fit within the new limits and any excess contributions already made will be returned to the applicable participants.

Contributions and Market Purchases	All contributions made by a participant will be deducted from a participant's paycheck and credited (without interest) to an account managed by the Committee or its nominee. The Committee or its nominee will use these funds to periodically purchase shares on behalf of the participant. The number of shares purchased is determined by reference to the participant's contributions and the purchase price of a share on the purchase date.
	The purchase price of shares is currently intended to be equal to the average price paid for shares of Common Stock, if purchased on the open market, the average of the high and low market prices of Common Stock on that day or the next preceding trading day if that day is not a trading day, if shares are not acquired on the open market, or the market value of a share as determined by the Committee in any other circumstances.
	A participant may not alter the participant's elected rate of contribution, unless the Committee decides otherwise. Participants are allowed to elect to stop contributions, and payroll deductions will cease as soon as administratively practicable following such election.
	If there is a remaining balance of a participant's contributions that is insufficient to purchase a whole share, the participant will acquire a right to a fractional entitlement, entitling the participant to receive an additional sum, in exchange for the remaining balance, unless the Committee decides otherwise. Any unused contributions that have not been used to acquire a purchased share or a fractional entitlement are retained and added to the participant's next contribution, unless the Committee decides otherwise.
Matching Awards	The Committee has the discretion to offer matching awards under the GESPP. In general, when a participant purchases a share of Company Common Stock through the GESPP at market price, it is currently intended that the Company will award the participant a matching award of Common Stock at a ratio specified by the Committee (the "Matching Ratio"). Except in limited circumstances, each matching share is only released to a participant (i.e., vests) if the corresponding purchased share to which it relates is held for the required holding period determined by the Committee. The Committee intends to establish a 12-month holding period, consistent with the required holding period under the Prior Subplan. A participant will not be required to pay for the grant of a Matching Award. Matching Awards may, in the Committee's discretion, be settled partly or fully in cash.
Matching Ratio	Under the GESPP, the Matching Ratio that will initially apply is 1:1 (one Matching Award for each share purchased), consistent with the Matching Ratio under the Prior Subplan. The Committee may alter the Matching Ratio prospectively and may vary the Matching Ratio between subplans under the GESPP.
Grant of Matching Awards	If the Committee grants a Matching Award, the Matching Award will be granted on the same day as the related purchased shares are purchased for the participant and credited to the participant's account. The number of shares subject to a Matching Award is determined by applying the Matching Ratio to the number of purchased shares acquired by a participant. If the application of the Matching Ratio would result in a Matching Award of a fraction of a share, the fraction will instead be awarded as a fractional entitlement. Any such fractional entitlement may be paid in cash or in a whole number of shares (rounded down) with a market value at the time of settlement as nearly as practicable equal to the fractional entitlements.
Free Awards	The GESPP provides the Committee with the flexibility to grant Free Awards under the plan. Free Awards represent a conditional right to receive shares granted under the GESPP in the future, which may be subject to conditions, including performance conditions, or restrictions specified by the Committee. Fractional entitlements may also be issued with respect to Free Awards. The Committee currently expects that Free Awards will not represent a material portion of the shares issued under the GESPP. Free Awards may, in the Committee's discretion, be settled partly or fully in cash.

Dividend Equivalents, Dividends and Dividend Shares	The GESPP allows the Committee discretion to grant dividend equivalents on awards made under the plan. Although the Committee does not currently intend to grant dividend equivalents, if dividend equivalents are granted on Matching Awards and Free Awards, they will be paid only to the extent such an award vests, will be calculated on such basis as the Committee decides, and may be paid in cash or shares.
	Unless (i) otherwise provided for in the GESPP, (ii) the Committee determines otherwise, (iii) applicable laws make dividend reinvestment impossible or impracticable in the opinion of the Committee, or (iv) the participant opts out of dividend reinvestment, all dividends paid in respect of GESPP shares that continue to be held by the nominee appointed by the Committee to hold GESPP shares on behalf of participants will be reinvested in shares of Common Stock. Dividend reinvestment shares are not matched by the Company.
	If there is any remaining balance of a participant's cash dividend to be reinvested that is insufficient to acquire a whole Dividend Share, the participant will acquire a right to a fractional entitlement in exchange for that remaining balance, unless the Committee decides otherwise. If dividends are awarded on shares, participants with fractional entitlements will receive an entitlement to a further amount in respect of those fractional entitlements, which will be awarded as Dividend Shares or a further fractional entitlement, unless the Committee decides otherwise. Any factional entitlements may be paid in cash or in shares.
	Any cash dividends to be reinvested that have not been used to acquire Dividend Shares or a fractional entitlement will be retained by the nominee and added to the next amount of cash dividends to be reinvested in Dividend Shares, unless the Committee determines otherwise.
	If dividends are not being reinvested (in whole or in part), dividends will be paid to the relevant participants as soon as administratively practicable.
Shares Available Under the GESPP	The aggregate number of shares of Common Stock reserved and available for issuance pursuant to awards issued under the GESPP is 15,000,000, which includes all shares used in the plan, including shares that may be purchased by participants, shares subject to a Matching Award and Free Awards, and Dividend Shares. The closing price of a share of Common Stock on the NYSE on March 4, 2024 was $59.81.
	The GESPP provides that the Committee may use authorized and unissued shares, treasury shares or shares purchased on the open market to deliver all shares under the plan. In order to minimize shareowner dilution arising due to the GESPP, the Committee currently intends to use open market purchases to acquire shares for the GESPP that may be purchased by participants or utilized for Dividend Shares.
	In the event of a stock dividend, stock split, spin-off, rights offering or large nonrecurring cash dividend or any other similar nonreciprocal transaction between the Company and its shareowners that causes the per-share value of our Common Stock to change, the Committee will make such adjustments to the GESPP and Matching Awards or Free Awards as it deems necessary, in its sole discretion, to prevent dilution or enlargement of rights immediately resulting from such transaction.
Changes in Eligibility	If a participant becomes a Section 16 Officer or ceases to be employed by the Company (or a participating subsidiary company), generally, the participant's contributions will stop as soon as administratively practicable, any contributions previously made will be used to purchase shares on the next expected purchase date, any unvested Matching Awards or unvested Free Awards will be forfeited back to the Company, any dividends paid on the participant's shares acquired under the plan will be paid in cash, and the participant's shares acquired under the plan must be removed from the nominee, in each case, unless and to the extent the Committee determines otherwise.
	The Committee also has the discretion to determine how to treat participants who remain employed by the Company (or a participating subsidiary company) and begin an unpaid leave of absence, transfer employment (internationally or domestically) to the Company or another participating subsidiary company, or go on a Company-sponsored international assignment to another participating subsidiary company. The Committee also has the discretion to determine how to treat participants at the time the GESPP is terminated.

Change in Control	The term Change in Control under the GESPP has the same meaning as is applicable under the 2024 Plan, as described above in Item 3 of this Proxy Statement.
	If there is (or is likely to be in the opinion of the Committee) a Change in Control of the Company, the Committee may (i) determine to settle Matching Awards and Free Awards, (ii) provide that such awards will be assumed by the surviving entity or exchanged for new awards, or (iii) provide that participants will be entitled to choose whether such awards will be assumed or exchanged for new awards. With respect to Free Awards that are subject to vesting conditions, the Committee may determine the extent to which those conditions have been or will be deemed to be satisfied in connection with a Change in Control.
	If Matching Awards and Free Awards are assumed or exchanged by the surviving entity in connection with a Change in Control and a participant's employment is involuntarily terminated other than for cause within one year following the Change in Control, any unreleased Matching Awards held by the participant will not be forfeited and will continue under the terms of the GESPP and be released at the end of the original holding period or at an earlier time as determined by the Committee.
Plan Administration	The GESPP will be administered by the Committee, which has the authority to make any rules and regulations for the administration of the plan as it considers necessary or desirable. For the purposes of this summary, references to the "Committee" include the Committee as well as any committee or person to which the Committee has delegated any of its responsibilities and powers, to the extent of such delegation. The Committee expects to appoint one or more agents to assist in the administration of the GESPP and may delegate certain responsibilities or powers subject to the GESPP terms and applicable law, including the appointment of a third-party broker who will execute and oversee the required trading of Company Common Stock. Subject to the GESPP terms and applicable law, the Committee has the full and final authority to construe and interpret the GESPP and adopt rules and regulations for the administration of the GESPP as the Committee deems appropriate. All decisions of the Committee in connection with the GESPP and its interpretation of the terms of any awards are final and conclusive. The Committee's decision on any matter need not be uniform and may be different for different participants whether or not the participants are similarly situated.
	To the extent not governed by U.S. federal law, the GESPP and all awards under the GESPP will be construed in accordance with and governed by the laws of the State of Delaware.
Plan Amendment	The Committee may, at any time and from time to time, amend, modify or terminate the GESPP, but if an amendment to the GESPP would require shareowner approval under applicable laws, policies or regulations or the applicable listing or other requirements of the NYSE, then such amendment shall be subject to shareowner approval. Except as otherwise provided by the plan, if a proposed change to the GESPP would be to the material disadvantage of one or more plan participants in respect of existing rights under the plan, then the Committee is required to obtain the written consent of such affected participants.
Subplans	The Committee may adopt subplans for certain jurisdictions relating to the operation and administration of the GESPP to accommodate specific requirements of local laws and procedures, or for any other purpose, the terms of which may take precedence over the general terms of the GESPP. Subject to the share reserve for the GESPP, features under subplans may differ from those summarized here.
Taxes	A participant is liable for any taxes, any applicable dealing and/or currency exchange costs, any share transfer taxes or other expenses involving the transfer of shares, and other associated costs in connection with the participant's participation in the GESPP. A participant will, if requested, indemnify the Company and its subsidiaries for the participant's liability for tax. In addition, the Company, or any participating subsidiary company, the nominee, or any third-party provider nominated by the Committee may make arrangements to satisfy any applicable withholding obligations, including making deductions from any cash payment owed to the participant or selling on behalf of the participant, some or all of the participant's shares acquired under the plan.

Income Tax Consequences

The GESPP is not intended to qualify as an "employee stock purchase plan" under Tax Code Section 423.

The income tax consequences under the GESPP to participating employees will vary, based on their country of employment. Such income tax consequences may include taxation of dividends (regardless of reinvestment) and shares received in respect of Matching Awards, as well as taxes due on any gains upon share disposition. It should be noted that individual circumstances will determine the tax due on matching shares.

The following discussion is limited to a summary of the U.S. federal income tax consequences that generally will arise with respect to awards granted under the GESPP. This summary is based on the federal tax laws in effect as of the date of this Proxy Statement. In addition, this summary assumes that all awards are exempt from, or comply with, the rules of Tax Code Section 409A regarding nonqualified deferred compensation. Changes to these laws could alter the tax consequences described below. The tax consequences of awards may vary depending upon the particular circumstances. Participants should rely upon their own tax advisors for advice concerning the specific tax consequences applicable to them, including the applicability and effect of state, local and foreign tax laws.

CERTAIN U.S. FEDERAL TAX EFFECTS

PURCHASED SHARES

A participant will not have income upon purchasing shares on an applicable purchase date. When the purchased shares are sold, the participant will have capital gain or loss equal to the sales proceeds less the value of the purchased shares on the purchase date. Any capital gain or loss will be long-term if the participant held the purchased shares for more than one year and otherwise will be short-term.

MATCHING AWARDS

A participant will not recognize income at the time a Matching Award is granted. Upon receipt of shares of Common Stock (or the equivalent value in cash) in settlement of a Matching Award, a participant will recognize compensation income equal to the fair market value of the Common Stock or other property as of that date. When the stock is sold, the participant will have capital gain or loss equal to the sales proceeds less the value of the stock on the delivery date. Any capital gain or loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term.

FREE AWARDS

The tax consequences associated with any Free Award granted under the GESPP will vary depending on the specific terms of such award. Among the relevant factors are whether or not the award has a readily ascertainable fair market value, whether or not the award is subject to forfeiture provisions or restrictions on transfer, the nature of the property to be received by the participant under the award and the participant's holding period and tax basis for the award or underlying stock.

TAX WITHHOLDING

The Company has the right to deduct or withhold, or require a participant to remit to the Company, an amount sufficient to satisfy the Company's federal, state and local tax withholding obligations (including employment taxes) imposed by law with respect to any exercise, lapse of restriction or other taxable event arising as a result of the GESPP. The Committee may, at the time the award is granted or thereafter, require or permit that any such withholding requirement be satisfied, in whole or in part, by delivery of, or withholding from the award, shares having a fair market value on the date of withholding equal to the amount required to be withheld for tax purposes.

TAX CONSEQUENCES TO THE COMPANY

There will be no tax consequences to the Company except that the Company will be entitled to a deduction when a participant has compensation income, subject to the limitations of Tax Code Section 162(m).

Benefits to Named Executive Officers and Others

Benefits under the GESPP will depend on employees' elections to participate and the market value of our Common Stock at various future dates. As a result, it is not possible as of the date of this Proxy Statement to determine future benefits that will be received by GESPP employees. However, Section 16 Officers, including our Named Executive Officers, and our non-employee Directors are not eligible to participate in the GESPP.

8   THE COCA-COLA COMPANY
AUDIT MATTERS

Report of the Audit Committee

The Audit Committee operates under a written charter adopted by the Board that outlines its responsibilities and the practices it follows. You can view the charter on the Company's website, **www.coca-colacompany.com**, by clicking on "Investors," then "Corporate Governance," and then "Documents." The Audit Committee reviews and assesses the adequacy of its charter at least annually and, when appropriate, recommends to the Board changes to the charter to reflect the evolving role of the Audit Committee.

The Audit Committee is composed entirely of non-employee Directors who meet the independence and financial literacy requirements of the NYSE and additional, heightened independence criteria applicable to members of the Audit Committee under SEC and NYSE rules. For 2023, the Board designated each of David B. Weinberg, Christopher C. Davis and Amity Millhiser (effective July 1, 2023 upon her appointment to the Audit Committee) as an "Audit Committee financial expert" under the SEC rules.

PRIMARY RESPONSIBILITIES AND 2023 ACTIONS

The Audit Committee represents and assists the Board in fulfilling its oversight responsibility relating to the integrity of the Company's financial statements and the financial reporting process, the systems of internal accounting and financial controls, the internal audit function and the annual independent audit of the Company's financial statements. The Audit Committee oversees the Company's compliance with legal and regulatory requirements; the Independent Auditors' qualifications and independence; the performance of the Company's internal audit function and the Independent Auditors; the Company's ethical compliance programs, including the Company's Codes of Business Conduct; the Company's quality and food safety programs; workplace and distribution safety programs; and information technology programs, including cybersecurity. The Audit Committee also generally oversees the Company's overall ERM program and has direct oversight over financial reporting and controls and the Company's product integrity assurance and information technology programs within the ERM framework. In addition, the Audit Committee has oversight over certain processes related to the Company's external sustainability disclosures.

At the request of the Audit Committee, during some of its meetings, the Audit Committee participates in educational sessions on accounting and financial control matters, cybersecurity and on areas of the Company's operations, including some of the areas of risk it oversees.

In 2023, the Audit Committee held nine meetings. Meeting agendas are established by the Audit Committee Chair and the Chief of Internal Audit. During 2023, among other things, the Audit Committee:

- met with the senior members of the Company's financial management team at each regularly scheduled meeting;

- held separate private sessions, during its regularly scheduled meetings, with each of the Company's Global General Counsel, the Independent Auditors and the Chief of Internal Audit, at which candid discussions regarding financial management, legal, tax, accounting, auditing and internal control issues took place;

- continued its long-standing practice of having independent legal counsel regularly attend Audit Committee meetings;

- met with the Chief Ethics and Compliance Officer to discuss the effectiveness of the Company's compliance programs and regularly received status reports of compliance issues;

- received periodic updates on management's process to assess the adequacy of the Company's system of internal control over financial reporting, the framework used to make the assessment and management's conclusions on the effectiveness of the Company's internal control over financial reporting;

- discussed with the Independent Auditors the Company's internal control assessment process, management's assessment with respect thereto and the Independent Auditors' evaluation of the Company's system of internal control over financial reporting;

- reviewed and discussed with management and the Independent Auditors the Company's earnings releases and Quarterly and Annual Reports on Form 10-Q and Form 10-K, respectively, prior to filing with the SEC;

- reviewed the Company's internal audit plan and the performance of the Company's internal audit function;

- reviewed with senior members of the Company's financial management team, the Independent Auditors and the Chief of Internal Audit the overall audit scope and plans, the results of internal and external audits, evaluations by management and the Independent Auditors of the Company's internal control over financial reporting and the quality of the Company's financial reporting;

- reviewed with management, including the Chief of Internal Audit and the Global General Counsel, and the Independent Auditors, significant risks and exposures identified by management, the overall adequacy and effectiveness of the Company's legal, regulatory and ethical compliance programs, including the Company's Codes of Business Conduct, the Company's quality and food safety programs, workplace and distribution safety programs and information technology programs, including cybersecurity;

- evaluated the performance of the Company's Independent Auditors;

- received regular updates from management and discussed Company initiatives; and

- participated with representatives of management and the Independent Auditors in educational sessions about topics requested by the Audit Committee.

OVERSIGHT OF INDEPENDENT AUDITORS

The Audit Committee engaged Ernst & Young LLP as the Company's Independent Auditors for the fiscal year ended December 31, 2023. In its meetings with representatives of the Independent Auditors, the Audit Committee asks them to address, and discuss their responses to, several questions that the Audit Committee believes are particularly relevant to its oversight.

These questions include:

- Are there any significant accounting judgments or estimates made by management in preparing the financial statements that would have been made differently had the Independent Auditors prepared and been responsible for the financial statements?

- Based on the Independent Auditors' experience and their knowledge of the Company, do the Company's financial statements fairly present to investors, with clarity and completeness, the Company's financial position and performance for the reporting period in accordance with GAAP and SEC disclosure requirements?

- Based on the Independent Auditors' experience and their knowledge of the Company, has the Company implemented internal controls and internal audit procedures that are appropriate for the Company?

The Audit Committee believes that using these questions to help focus its discussions with the Independent Auditors promotes a more meaningful dialogue that provides a basis for its oversight judgment.

The Audit Committee also discussed with the Independent Auditors those matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (the "PCAOB") and the SEC. The Audit Committee received the written disclosures and the letter from the Independent Auditors required by applicable requirements of the PCAOB regarding the Independent Auditors' communication with the Audit Committee concerning independence and has discussed with the Independent Auditors their independence. The Audit Committee considered with the Independent Auditors whether the provision of non-audit services provided by them to the Company during 2023 was compatible with their independence.

2023 AUDITED FINANCIAL STATEMENTS

In its oversight role, the Audit Committee relies on the work and assurances of the Company's management, which has the responsibility for establishing and maintaining adequate internal control over financial reporting and for preparing the financial statements and other reports, and of the Independent Auditors, who are engaged to audit and report on the consolidated financial statements of the Company and its subsidiaries and the effectiveness of the Company's internal control over financial reporting.

The Audit Committee has reviewed and discussed with management and the Independent Auditors the audited financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant accounting judgments and estimates, and the clarity of disclosures in the financial statements. In addressing the quality of management's accounting judgments, members of the Audit Committee asked for management's representations and reviewed certifications prepared by the Chief Executive Officer and the Chief Financial Officer that the unaudited quarterly and audited consolidated financial statements of the Company fairly present, in all material respects, the financial condition, results of operations and cash flows of the Company, and have expressed to both management and the auditors their general preference for conservative policies when a range of accounting options is available.

In reliance on these reviews and discussions, and the reports of the Independent Auditors, the Audit Committee has recommended to the Board, and the Board has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023 for filing with the SEC.



DAVID B. WEINBERG
Chair



MARC BOLLAND



CHRISTOPHER C. DAVIS



AMITY MILLHISER



CAROLINE J. TSAY

ITEM 5

RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS INDEPENDENT AUDITORS

WHAT AM I VOTING ON?

Shareowners are being asked to ratify the appointment of EY, a registered public accounting firm, to serve as the Company's Independent Auditors for the fiscal year ending December 31, 2024. Although the Audit Committee has the sole authority to appoint the Independent Auditors, as a matter of good corporate governance, the Board submits its selection of the Independent Auditors to our shareowners for ratification. If the shareowners should not ratify the appointment of EY, the Audit Committee will reconsider the appointment.

The Audit Committee has the sole authority and responsibility to hire, evaluate and, when appropriate, replace the Company's Independent Auditors and, in its capacity as a committee of the Board, is directly responsible for the appointment, compensation and general oversight of the work of the Independent Auditors.

The Audit Committee has appointed Ernst & Young LLP ("EY") to serve as Independent Auditors for the fiscal year ending December 31, 2024. EY (including its predecessors) has served as the Company's Independent Auditors since 1921.

ANNUAL EVALUATION AND SELECTION OF INDEPENDENT AUDITORS

The Audit Committee annually evaluates the performance of the Company's Independent Auditors, including the senior audit engagement team, and determines whether to reengage the current Independent Auditors or consider other audit firms. Factors considered by the Audit Committee in deciding whether to retain the current Independent Auditors include:

- EY's global capabilities;
- EY's technical expertise and knowledge of the Company's global operations and industry;
- the quality and candor of EY's communications with the Audit Committee and management;
- EY's independence;
- the quality and efficiency of the services provided by EY, including input from management on EY's performance and how effectively EY demonstrated its independent judgment, objectivity and professional skepticism;
- external data on audit quality and performance, including recent PCAOB reports on EY and its peer firms; and
- the appropriateness of EY's fees, EY's tenure as Independent Auditors, including the benefits of a longer tenure, and the controls and processes in place that help ensure EY's continued independence.

Benefits of Longer Tenure

✓ **Enhanced audit quality –** EY's significant institutional knowledge and deep expertise of the Company's global business, accounting policies and practices, and internal control over financial reporting enhance audit quality.

✓ **Competitive fees –** Because of EY's familiarity with the Company, audit and other fees are competitive with peer companies.

✓ **Avoid costs associated with a new auditor –** Bringing on new Independent Auditors would be costly and require a significant time commitment, which could lead to management distractions.

Independence Controls

✓ **Audit Committee oversight –** Oversight includes regular private sessions with EY, discussion with EY about the scope of audit and business imperatives, a comprehensive annual evaluation when determining whether to reengage EY and direct involvement by the Audit Committee and its Chair in the selection of the new lead assurance engagement partner and new global coordinating partner in connection with the mandated rotation of these positions.

✓ **Limits on non-audit services –** The Audit Committee pre-approves audit and permissible non-audit services provided by EY in accordance with its pre-approval policy.

✓ **EY's internal independence process –** EY conducts periodic internal reviews of its audit and other work, assesses the adequacy of partners and other personnel working on the Company's account and rotates the lead assurance engagement partner, the global coordinating partner and other partners on the engagement consistent with independence requirements. A new lead assurance engagement partner was appointed in 2022, and a new global coordinating partner was appointed in 2024.

✓ **Strong regulatory framework –** EY, as an independent registered public accounting firm, is subject to PCAOB inspections, "Big 4" peer reviews and PCAOB and SEC oversight.

Based on this evaluation, the Audit Committee and the Board believe that retaining EY to serve as Independent Auditors for the fiscal year ending December 31, 2024 is in the best interests of the Company and its shareowners.

AUDIT FEES AND ALL OTHER FEES

The Audit Committee is responsible for approving the audit and permissible non-audit services provided by the Independent Auditors and the associated fees.

The following table shows the fees for audit and other services provided by EY for fiscal years 2023 and 2022.

	2023 Fees (In thousands)	2022 Fees (In thousands)	Description
Audit Fees	$ 31,789	$ 31,292	Includes fees associated with the annual audit and the audit of internal control over financial reporting, registration statements in 2022, the reviews of the Company's Quarterly Reports on Form 10-Q, and statutory audits required internationally.
Audit-Related Fees	3,514	2,878	Fees for services that are reasonably related to the performance of the audit or review of financial statements and are not included in "Audit Fees." These services principally include due diligence in connection with acquisitions, carve-out audits, consultation on accounting and internal control matters, information systems audits and other attest services.
Tax Fees	7,637	7,686	Fees for tax services, including tax compliance, tax advice and tax planning.
All Other Fees	432	757	Fees for services that are not included in the above categories and primarily include benchmarking services.
TOTAL	**$ 43,372**	**$ 42,613**	

AUDIT COMMITTEE PRE-APPROVAL OF AUDIT AND PERMISSIBLE NON-AUDIT SERVICES OF INDEPENDENT AUDITORS

The Audit Committee pre-approves all audit and permissible non-audit services provided by the Independent Auditors. These services may include audit services, audit-related services, tax services and other services. The Audit Committee has adopted a policy for the pre-approval of services provided by the Independent Auditors.

Under the policy, pre-approval is generally provided for work associated with the following:

- registration statements under the Securities Act of 1933, as amended (for example, comfort letters or consents);

- statutory or other financial audit work for non-U.S. subsidiaries that is not required for the 1934 Act audits;

- due diligence work for potential acquisitions or dispositions;

- attest services not required by statute or regulation;

- adoption of new accounting pronouncements or auditing and disclosure requirements for financial or non-financial data and accounting or regulatory consultations;

- internal control reviews and assistance with internal control reporting requirements;

- review of information systems security and controls;

- tax compliance, tax planning and related tax services, excluding any tax service prohibited by regulatory or other oversight authorities, expatriate and other individual tax services; and

- assistance and consultation on questions raised by regulatory agencies.

For each proposed service, the Independent Auditors provide the Audit Committee with a description of the service and sufficient information to confirm the Independent Auditors' determination that the provision of such service will not impair the Independent Auditors' independence.

The Audit Committee has approved in advance certain permitted services whose scope is routine across operating units, including statutory or other financial audit work for non-U.S. subsidiaries that is not required for the 1934 Act audits.

OTHER INFORMATION

The Company has been advised by EY that neither the firm, nor any covered person of the firm, has any financial interest, direct or indirect, in any capacity in the Company or its subsidiaries.

One or more representatives of EY will be present at the 2024 Annual Meeting. The representatives will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

Ratification of the appointment of EY as Independent Auditors requires the affirmative vote of a majority of the votes cast by the holders of the shares of Common Stock voting in person or by proxy at the 2024 Annual Meeting.

9

THE COCA-COLA COMPANY
Shareowner Proposals

ITEMS 6 - 8 SHAREOWNER PROPOSALS

THE BOARD OF DIRECTORS RECOMMENDS A VOTE AGAINST EACH OF THE SHAREOWNER PROPOSALS

WHAT AM I VOTING ON?

The following proposals were submitted by shareowners. If the shareowner proponent of each proposal, or a representative who is qualified under state law, is present and submits the proposal for a vote, then the proposal will be voted on at the 2024 Annual Meeting.

In accordance with federal securities regulations, we included the shareowner proposal plus any supporting statements exactly as submitted by the proponent. The proposals may contain assertions about the Company or other matters that we believe are incorrect, but we have not attempted to refute all of those assertions. To make sure readers can easily distinguish between materials provided by the proponent and materials provided by the Company, we have placed a black box around the materials provided by the proponent and a teal box around materials provided by the Company. Information contained on or accessible through any website links included in the proposals, supporting statements, and the responses from our Board is not incorporated in, and does not constitute a part of, this Proxy Statement.

If proposals are submitted by more than one shareowner, we only list the primary filer's name, address and stock ownership. We also list the name of any co-filing proponent if specifically requested by such proponent. We will furnish the name, address and stock ownership of all co-filing proponents upon written request to the Corporate Secretary.

6

Shareowner Proposal Requesting a Report on Risks Created by the Company's Diversity, Equity and Inclusion Efforts

National Center for Public Policy Research, 2005 Massachusetts Avenue NW, Washington, DC 20036, the beneficial owner for at least three years of shares of Company Common Stock having a market value of at least $2,000, submitted the following proposal.

Report to Shareholders on Risks Created by the Company's Diversity, Equity, and Inclusion Efforts

WHEREAS:

The US Supreme Court ruled in *SFFA v. Harvard* on June 29, 2023, that discriminating on the basis of race in college admissions violates the equal protection clause of the 14th Amendment.[1]

Attorneys General of 13 States warned Fortune 100 companies on July 13, 2023, that *SFFA* implicated corporate diversity, equity, and inclusion (DEI) programs.[2]

Prior legal advice regarding the legality of racially discriminatory programs has been called into question post-*SFFA*.[3]

Recent analysis of American Fortune 100 hiring in the wake of the 2020 race riots found that whites were excluded from 94% of the hiring decisions,[4] a statistic that itself provides *prima facie* proof of illegal discrimination on the basis of race by these companies, given that whites constitute 76% of the American population.[5]

It was reported in 2021 that Coca-Cola infamously instructed its employees to "be less white," and that to be less white means to be less "ignorant," "oppressive" and "arrogant," alongside a host of other false and discriminatory slurs.[6] Ironically, this blatant racism was part of an employee training seminar titled "Confronting Racism." Today, the Company's DEI webpage reports that: "It is our aspiration by 2030 to have women hold 50% of senior leadership roles … and in the U.S. to have race and ethnicity representation reflect national census data at all levels."[7] Meanwhile, the "Equity Accountability Councils" (EAC) page reports that: "EACs will focus on economic equity for Asian Pacific, Black, and Hispanic communities."[8]

RESOLVED:

Shareholders ask that the board commission and publish a report on (1) whether the Company engages in any practices directly or indirectly associated with diversity, equity, and inclusion (DEI) initiatives that may create risks of discriminating against individuals who might sue the Company (including employees, suppliers, contractors, and retained professionals) for illegal discrimination on the basis of protected categories like race and sex, and (2) the potential costs of such discrimination to the business.

SUPPORTING STATEMENT:

In just the past year, a corporation was successfully sued for a single case of discrimination against a white employee resulting in an award of more than $25 million.[9] The risk of being sued for such discrimination appears only to be rising.[10] With roughly 700,000 employees,[11] Coca-Cola likely has at least 525,000 employees who are potentially the victims of this type of illegal discrimination because they are white, Asian, male, or straight.[12] Accordingly, even if only 10 percent of such employees were to file suit, and only 10 percent of those prove successful, the cost to the company could exceed $125 billion. And while racial equity audits can cost up to $4 million, this report should cost much less, as it need review only the potentially discriminatory programs, unless Coca-Cola has established so many such programs that its liability for this discrimination must be expected to be much higher.

---

[1] https://www.scotusblog.com/case-files/cases/students-for-fair-admissions-inc-v-president-fellows-of-harvard-college/

[2] https://ag.ks.gov/docs/default-source/documents/corporate-racial-discrimination-multistate-letter.pdf?sfvrsn=968abc1a_2

[3] https://freebeacon.com/democrats/starbucks-hired-eric-holder-to-conduct-a-civil-rights-audit-the-policies-he-blessed-got-the-coffee-maker-sued/

[4] https://www.bloomberg.com/graphics/2023-black-lives-matter-equal-opportunity-corporate-diversity/
https://www.dailywire.com/news/bloomberg-flubs-data-for-bombshell-report-that-only-6-of-new-corporate-hires-are-white

[5] https://www.census.gov/quickfacts/fact/table/US/PST045222

[6] https://nypost.com/2021/02/23/coca-cola-diversity-training-urged-workers-to-be-less-white/

Refresh the World.
Make a Difference.
Voting Roadmap
Governance
Share Ownership
Compensation
Audit Matters
Shareowner
Proposals
Annexes

[7] https://www.coca-colacompany.com/social/diversity-and-inclusion

[8] https://www.coca-colacompany.com/media-center/naou-launches-equity-accountability-councils

[9] https://www.foxbusiness.com/features/starbucks-manager-shannon-phillips-wins-25-million-lawsuit-fired-white-donte-robinson-rashon-nelson

[10] See, e.g., https://aflegal.org/america-first-legal-files-class-action-lawsuit-against-progressive-insurance-for-illegal-racial-discrimination/ ; https://aflegal.org/afl-files-federal-civil-rights-complaint-against-activision-for-illegal-racist-sexist-and-discriminatory-hiring-practices-and-sends-letter-to-activision-board-demanding-they-end-unlawful-dei-polici/ ; https://aflegal.org/america-first-legal-files-federal-civil-rights-complaint-against-kelloggs-warns-management-that-its-violating-fiduciary-duties/

[11] https://www.coca-colacompany.com/about-us

[12] https://www.census.gov/quickfacts/fact/table/US/PST045222

THE BOARD'S STATEMENT IN OPPOSITION TO ITEM 6

The Board of Directors has carefully considered this shareowner proposal and recommends that shareowners vote **AGAINST** it.

The Board believes that our employees, our investors and the broader stakeholder community understand and appreciate the positive impacts to our business from a proper focus on diversity, equity and inclusion.

Our Company is committed to creating a better shared future for everyone that our brands and business system touch by working to provide access to equal opportunity both in our workplace and the communities we serve. Consistent with our policies, we prohibit discrimination on the basis of race, color, religion, sex or gender, national origin, ancestry, age, mental or physical disability, medical condition, pregnancy, military or veteran status, genetic information, citizenship status, marital status, sexual orientation, gender identity and/or gender expression, or any other reason prohibited by law.

The success of our business hinges on our capacity to attract, employ, cultivate, inspire and retain a highly competent and diverse workforce. Our success is also contingent on our ability to foster a culture that propels growth and aligns employees with the Company's mission. We believe that a diverse, equitable and inclusive workplace that is well-prepared to understand, assess and engage with the markets and consumers we serve is a strategic business priority and critical to the Company's success, and that our efforts to achieve this are consistent with applicable law.

Ultimately, our policies and programs help to drive positive career outcomes across our employee base and our business. This is most recently demonstrated by the Company's #1 ranking in the 2023 American Opportunity Index, which assesses large U.S. employers on how they support internal talent to drive business performance and individual employee growth. The Company has also received a number of other awards and workplace accolades, which are summarized on **page 6** of this Proxy Statement.

The report requested by the proponent is not necessary. Additional reporting beyond what is already available would be redundant and serve no useful purpose.

 **The Board of Directors recommends a vote AGAINST the shareowner proposal requesting a report on risks created by the Company's diversity, equity and inclusion efforts.**

7 Shareowner Proposal Requesting a Report on Non-Sugar Sweeteners

CommonSpirit Health, 444 West Lake Street, Suite 2500, Chicago, IL 60606, the beneficial owner for at least three years of Company Common Stock having a market value of at least $2,000, as lead filer, and other co-filers, including the Benedictine Sisters, Boerne, Texas and the Benedictine Sisters of Mount St. Scholastica, submitted the following proposal.

RESOLVED,

Shareholders of The Coca-Cola Company ("Coca-Cola" or the "Company") request the Board of Directors issue a third party assessment by November 1, 2024, at reasonable expense and excluding proprietary information, on the Company's efforts to assess and mitigate potential health harms associated with the use of non-sugar sweeteners ("NSS").

The report should cover how the Company evaluates potential health impacts of NSS in its products, including the safety authorities relied upon for NSS guidance, and the Company's affiliation with and/or financial support of researchers or research institutions, international agencies, or reporting/regulatory bodies studying or making health or safety recommendations about NSS.

WHEREAS,

The Access to Nutrition Initiative US Index 2022 ranked Coca-Cola last among eleven of the largest US food and beverage companies in delivering healthy, affordable food and beverages, noting that it was the only company in the Index without a nutrient profiling system.[1]

The World Health Organization recently recommended "against the use of non-sugar sweeteners (NSS) to control body weight or reduce the risk of noncommunicable diseases (NCDs)."[2] Based on a 2022 meta-analysis, no long-term benefits in reducing body fat were identified; findings suggested that long-term use of NSS "increased risk of type 2 diabetes, cardiovascular diseases, and mortality in adults."[2]

The International Agency for Research on Cancer classified NSS Aspartame - used in some Coca-Cola products - as "possibly carcinogenic to humans,"[3] and a BMJ study found an increased risk of cardiovascular diseases, warning that NSS products "should not be considered a healthy and safe alternative to sugar."[4] A 2021 study noted that the combination of Aspartame and sweetener acesulfame-K (both products in Coke Zero) has been shown to increase DNA damaging activity.[5]

Coca-Cola states that 19 of its top 20 brands are NSS beverages, deemed safe by the Company according to testing done by "globally recognized food safety authorities."[6] Concerns arise from media reports linking findings from the Joint Expert Committee on Food Additives, which recently reaffirmed safe limits for the use of aspartame, with the International Life Sciences Institute,[7] which has been characterized as a Coca-Cola front group.[8]

A 2018 Rudd Center for Food Policy and Obesity study found that Coca-Cola disproportionately targeted US teens and Hispanic and Black youth with sugary beverage marketing.[9] The Company has since increased sales of no- and low-calorie options,[6] focusing new marketing strategies for the products on communities of color.[10] Another study found a correlation between carbonated soft drink advertising and consumption, regardless of whether marketing was focused on NSS or sugar-sweetened beverages.[11] Thus, the Company may ultimately be expanding a portfolio of harmful products, intentionally targeting populations that consistently have poorer health outcomes than non-Hispanic whites. Considering Coca-Cola's social impact tagline, "People Matter," it is in the Company's best interest to create healthy products and promote them equitably.

[1] https://accesstonutrition.org/index/us-index-2022/

[2] https://www.who.int/news/item/15-05-2023-who-advises-not-to-use-non-sugar-sweeteners-for-weight-control-in-newly-released-guideline

[3] https://www.iarc.who.int/news-events/aspartame-hazard-and-risk-assessment-results-released/

[4] https://www.bmj.com/content/378/bmj-2022-071204

[5] https://www.ncbi.nlm.nih.gov/pmc/articles/PMC8227014/#

[6] https://www.coca-colacompany.com/content/dam/company/us/en/reports/coca-cola-business-sustainability-report-2022.pdf

[7] https://usrtk.org/sweeteners/coca-cola-front-group-who-review-of-aspartame/

[8] https://usrtk.org/pesticides/ilsi-is-a-food-industry-lobby-group/

[9] https://media.ruddcenter.uconn.edu/PDFs/Sugary_Drink_FACTS_Full%20Report.pdf

[10] https://www.ispot.tv/ad/boX_/coca-cola-zero-sugar-dr-j-in-my-head

[11] https://uconnruddcenter.org/wp-content/uploads/sites/2909/2021/03/andreyeva-et-al-3.11.pdf

THE BOARD'S STATEMENT IN OPPOSITION TO ITEM 7

The Board of Directors has carefully considered this shareowner proposal and recommends that shareowners vote **AGAINST** it.

This proposal requests that the Board issue a third-party assessment "on the Company's efforts to assess and mitigate potential health harms associated with the use of non-sugar sweeteners ("NSS")."

However, no additional third-party assessment could usefully contribute to the abundant reporting and assessments issued by various food safety bodies and regulatory authorities, provided in detail below.

First, it is important that shareowners understand that the Company has strong confidence in the science behind the safety of our ingredients. The Company has very high standards, and one quality standard around the world recognized by global food safety authorities. All ingredients used in Company products, including NSS, have been thoroughly assessed by leading food safety bodies and are authorized for use by government regulatory authorities in each operating market.

Several regulators and food safety bodies have reaffirmed the safety of NSS, including the Japanese Food Safety Commission and the European Commission, who states that "no health concerns" have been identified.

When consumed as part of a balanced diet and lifestyle, expert bodies and public health agencies have concluded that sugar alternatives can help consumers meet public health recommendations to reduce added sugars and serve as a tool to control calories and manage body weight, including Public Health England (PHE, 2017), the U.S. Dietary Guidelines Expert Advisory Group (US DGAC, 2020) and the U.S. Dietary Guidelines for Americans (US DGA, 2020). Sugar alternatives also play a key role in offering dietary choices to people living with diabetes. In fact, the value of sugar alternatives in diabetes management is recognized by global diabetes associations including the European Association for the Study of Diabetes (2023), the American Diabetes Association (2024), Diabetes Canada (2018) and Diabetes UK (2018). Beyond their direct health benefits, food additives such as non-sugar sweeteners help make food systems more sustainable by using fewer resources in their production.

Regarding individual NSS approvals, on July 13, 2023, the Joint Expert Committee on Food Additives (JECFA), the leading global scientific body which since 1955 is responsible for evaluating the safety of food additives and providing advice to member state governments, reaffirmed the safety of aspartame. Shortly after the JECFA report was released, nearly 30 national food safety authorities, including the U.S. Food and Drug Administration, reaffirmed the safety of aspartame. The JECFA conclusions are consistent with the prior findings of more than 100 studies and more than 90 food safety agencies globally, including the European Food Safety Authority (EFSA), the U.S. Food and Drug Administration (FDA), the United Kingdom Food Standards Agency (UK FSA) and China's Public Health Ministry.

As part of its comprehensive assessment, JECFA examined the International Agency for Research on Cancer (IARC) conclusions on aspartame and found no concern for human health. IARC is not a food safety body and does not determine if there is a risk of cancer from realistic exposures from food and beverages. JECFA, on the other hand, is the recognized international expert in food additive safety. It reviewed the studies used by IARC and numerous others specific to aspartame and found the alleged associations with cancer "not convincing."

Furthermore, the U.S. Food and Drug Administration, which regulates all ingredients used in the U.S. market, said,

> *The FDA disagrees with IARC's conclusion that these studies support classifying aspartame as a possible carcinogen to humans. FDA scientists reviewed the scientific information included in IARC's review in 2021 when it was first made available and identified significant shortcomings in the studies on which IARC relied. We note that JECFA did not raise safety concerns for aspartame under the current levels of use and did not change the Acceptable Daily Intake (ADI).*
>
> *Aspartame is one of the most studied food additives in the human food supply. FDA scientists do not have safety concerns when aspartame is used under the approved conditions. The sweetener is approved in many countries. Regulatory and scientific authorities, such as Health Canada and the European Food Safety Authority have evaluated aspartame and also consider it safe at current permitted use levels.*[1]

We continue to make progress on sugar reduction in our beverages by changing our recipes to reduce added sugar as well as by using our global marketing resources and distribution network to boost awareness of, and interest in, our ever-expanding portfolio of low- and no-calorie beverages as well as smaller packaging options, such as the 7.5-ounce mini can, which offer consumers a portion-controlled option. We have also been accelerating the expansion of beverage options across our portfolio such as tea, coconut water, dairy and plant-based beverages, juice, water and coffee.

---

[1] https://www.fda.gov/food/food-additives-petitions/aspartame-and-other-sweeteners-food

 **The Board of Directors recommends a vote AGAINST the shareowner proposal requesting a report on non-sugar sweeteners.**

8 Shareowner Proposal Requesting a Report on Risks Caused by the Decline in the Quality of Accessible Medical Care

As You Sow, 2020 Milvia Street, Suite 500, Berkeley, CA 94704, on behalf of Eliana Fishman, the beneficial owner for at least three years of 362 shares of Company Common Stock, and a co-filer, submitted the following proposal.

WHEREAS: Employee wellness is linked to increased productivity and performance.[1]

Over 20 states have put in place significant healthcare restrictions related to gender-affirming care or reproductive health.[2] The Coca-Cola Company (Coke) has operations and employees within these states. These restrictions risk Coke's employees' ability to access quality medical care, regardless of the quality of Coke's own health insurance provisions, as employees rely on the broader healthcare infrastructure available to them.

Abortion bans in particular have reduced the quality and availability of other forms of necessary healthcare.[3] These restrictions have implications for all of Coke's employees' health and wellness in these states, regardless of fertility status or gender.

A survey published in February 2023, stated that 76% of more than 2,000 current and future physicians would not apply to work or train in states with abortion restrictions. In 2003, states with abortion bans saw a significantly larger decline in medical school seniors applying for residency than states without bans; states with abortion restrictions saw a 10.5% reduction in applicants.[4]

Coke's operations and its ability to implement its strategic plan are directly impacted by poor healthcare options for its employees, particularly as the implications of these bans are borne most heavily by women of reproductive age. As Coke states on its website, "We believe that investing in and empowering women not only directly benefits them, but also our business and our communities."[5]

According to a 2022 study by the Commonwealth Fund, "Compared to states where abortion is accessible, states that have banned, are planning to ban, or have otherwise restricted abortion have fewer maternity care providers; more maternity care 'deserts'; higher rates of maternal mortality and infant death, especially among women of color; higher overall death rates for women of reproductive age; and greater racial inequities across their health care systems."[6]

Identified harms to Coke's operations and the implementation of its growth strategy include: employee mortality, reduced employee contribution, state-specific challenges in recruiting and retaining employees, and higher healthcare costs for employees and the Company. However, the extent to with Coke is properly managing and mitigating these risks is opaque to investors.

RESOLVED: Shareholders request that the Board of Directors issue a public report, omitting confidential information and at reasonable expense, detailing known or potential risks or costs to the Company and its employees caused by the decline in the quality of their accessible medical care and the Company's strategy to ameliorate these harms.

SUPPORTING STATEMENT: It is suggested that this analysis include considerations around and beyond reproductive rights and access to maternal healthcare, detailing any strategies beyond litigation and legal compliance that the Company may deploy to minimize or mitigate these risks.

---

[1] https://www.shrm.org/resourcesandtools/hr-topics/benefits/pages/wellness-productivity-link-.aspx;
https://www.cdc.gov/workplacehealthpromotion/model/control-costs/benefits/productivity.html

[2] https://www.nytimes.com/2023/04/22/health/transgender-adults-treatment-bans.html; https://www.nytimes.com/interactive/2022/us/abortion-laws-roe-v-wade.html

[3] https://www.hrw.org/news/2023/04/18/human-rights-crisis-abortion-united-states-after-dobbs

[4] https://kffhealthnews.org/news/article/analysis-pro-life-movement-abortion-maternal-health-healthbent-column/

[5] https://www.coca-colacompany.com/social/diversity-and-inclusion/women#:~:text=Coca%E2%80%91Cola%20strives%20for%20a,by%20women%20globally%20by%202030

[6] https://www.commonwealthfund.org/publications/issue-briefs/2022/dec/us-maternal-health-divide-limited-services-worse-outcomes

THE BOARD'S STATEMENT IN OPPOSITION TO ITEM 8

The Board of Directors has carefully considered this shareowner proposal and recommends that shareowners vote **AGAINST** it.

While we agree with the importance of employee health and wellness, and see the value in advocating for comprehensive healthcare, the proposal suggests that the Company undertake an analysis of, and report on, matters associated with broader public healthcare policy. The proposal also contains an unsupported assertion that there has been a decline in the quality of our employees' accessible medical care.

The proposal suggests potential limitations in our employees' access to specific benefits that might cause a decline in the quality of accessible healthcare. However, our comprehensive health benefits adequately serve our employees' needs. The Company takes immense pride in the inclusive Total Rewards package we offer, which includes critical benefits such as reproductive and maternal health services, and family planning. We would like to stress that the Company invests significantly in the health and well-being of our employees. We offer market competitive health benefits and wellness programs, which we continually evaluate and update to better serve our employees.

The Company has a medical travel reimbursement policy covering a gamut of travel expenses for a broad range of treatments and procedures deemed medically necessary and unavailable within one's home state. Appropriately, the determination of medical necessity is in the hands of our employees' healthcare providers and the administering insurance companies, not the Company.

The Board is confident that the Company's existing risk management practices are sufficient and well-equipped to evaluate any potential risks highlighted in the proposal, without undertaking additional inquiries or reporting. Moreover, the Company already offers comprehensive health benefits catering to our employees' needs, contrary to what is implied in the proposal.

The Board, which is elected by shareowners to oversee the Company's long-term health, financial strength and overall success, is inherently responsible for understanding and monitoring risks the Company may encounter. The Board has designed a risk governance framework to aid in mitigating the impact of unexpected events on the Company and recognize potential future risks.

The Board's risk oversight squarely includes those affecting our workforce, aligning with the intent of this shareowner proposal. We firmly believe that the success of our business hinges on our capacity to attract, employ, cultivate, inspire and retain a highly competent and diverse workforce. Our success is also contingent on our ability to foster a culture that propels growth and aligns employees with the Company's mission.

For these reasons, the Board believes that developing a speculative report to address this shareowner proposal is not necessary.

 **The Board of Directors recommends a vote AGAINST the shareowner proposal requesting a report on risks caused by the decline in the quality of accessible medical care.**

10 THE COCA-COLA COMPANY
ANNEXES

Annex A — Questions and Answers

INFORMATION ABOUT THE VIRTUAL ANNUAL MEETING

1. How Will the 2024 Annual Meeting be Conducted?

The 2024 Annual Meeting will be held exclusively online via live webcast. While you will not be able to attend the meeting at a physical location, we are committed to ensuring that shareowners will be afforded the same rights and opportunities to participate as they would at an in-person meeting, including voting shares electronically and submitting questions during the virtual meeting. As in prior years, shareowners will also be able to vote and submit questions prior to the virtual meeting. We are excited to continue employing the latest technology to provide expanded access, allowing shareowners to participate from any location around the world, at no cost to them.

2. How Do I Attend and Participate in the 2024 Annual Meeting?

There will be no physical location for the 2024 Annual Meeting, which will be held exclusively online. To attend the virtual meeting, please visit **https://meetnow.global/KO2024**. Online access for the meeting will begin at 8:00 a.m. Eastern Time on May 1, 2024. The meeting will begin promptly at 8:30 a.m. Eastern Time on May 1, 2024.

Only shareowners of record of our Common Stock as of the close of business on March 4, 2024 are entitled to vote and submit questions during the meeting. If your shares are held in a bank or brokerage account, you are considered the "beneficial owner" of those shares. As outlined below, the procedures required to participate in the 2024 Annual Meeting vary depending on whether you are a shareowner of record or a beneficial owner.

For information on how to submit questions and vote in advance of the 2024 Annual Meeting, please see question 3 and question 12 below.

Shareowners of Record: Visit **https://meetnow.global/KO2024** on the day of the meeting and log in by entering your 15-digit control number that appears on your "Notice Regarding the Availability of Proxy Materials" (the "Notice") or proxy card. Options for voting and submitting questions will be available after logging in with your control number. No advance registration is necessary.

Beneficial Owners: To attend the meeting, vote or submit questions during the meeting, beneficial owners must register for the meeting using one of two options:

Advance Registration (recommended): To register in advance, you must obtain a legal proxy from the bank, broker or other nominee that holds your shares giving you the right to vote the shares. A copy of your legal proxy reflecting your Company holdings must be delivered, along with your name and email address, to our transfer agent, Computershare Trust Company, N.A. ("Computershare") by email or mail at the addresses below:

 **By email:**
Forward the email from your broker granting you a legal proxy, or attach an image of your legal proxy, to **legalproxy@computershare.com**

 **By mail:**
Computershare
The Coca-Cola Company Legal Proxy
P.O. Box 43001
Providence, RI 02940-3001

Requests for registration above must be labeled as "Legal Proxy" and be received no later than 5:00 p.m., Eastern Time, on April 26, 2024. You will receive a confirmation of your registration by email after Computershare receives your registration.

Online Registration at the 2024 Annual Meeting: We have arranged for an online registration solution that most beneficial owners can use to attend and participate in the meeting. If you choose to use this option, visit **https://meetnow.global/KO2024** on the day of the meeting and log in by entering the control number that appears on your Notice or voting instruction form. Options for voting and submitting questions will be available after logging in with your control number.

We expect that most beneficial owners will be able to fully participate in the meeting using the online registration solution. However, there is no guarantee that online registration will be available for every type of beneficial owner control number. Accordingly, if you are a beneficial owner and plan to submit a question or vote during the meeting, **we recommend advance registration**.

Guest Attendance: You may also attend the meeting as a guest using the website address above, but you will not have the option to vote electronically at, or submit questions during, the meeting.

An archived copy of the meeting will be available on the 2024 Annual Meeting page of the Company's website, **www.coca-colacompany.com/annual-meeting-of-shareowners**, through June 2024.

3. How Do I Submit Questions for the Meeting?

We value shareowner engagement and encourage questions. Our shareowners will have two ways to submit questions for the meeting:

In Advance of the 2024 Annual Meeting: Shareowners may submit questions in advance of the meeting by visiting the 2024 Annual Meeting page of the Company's website at **www.coca-colacompany.com/annual-meeting-of-shareowners**, or by emailing their question, along with proof of ownership, to **shareownerservices@coca-cola.com**. The deadline to submit questions is 5:00 p.m., Eastern Time, on April 26, 2024. Proof of ownership includes a copy of one of the following: (i) your proxy card or voting instruction form; (ii) the Notice received by postal mail or email; or (iii) an account statement or a brokerage statement reflecting your ownership of Common Stock as of March 4, 2024.

During the 2024 Annual Meeting: After accessing the 2024 Annual Meeting as a shareowner of record or beneficial owner as described in question 2 above, click on the "Q&A" icon at the top of the screen to type in your question, then click "Send" to submit. Those who attend the 2024 Annual Meeting as a guest will not have the option to submit questions during the meeting.

We intend to answer all questions submitted that are pertinent to the Company and the items being voted on by shareowners during the 2024 Annual Meeting as time permits and in accordance with our meeting procedures. Questions regarding personal matters, including those related to employment, product or service issues, or suggestions for product innovations, are not pertinent to meeting matters and therefore will not be answered. Substantially similar questions will be answered only once due to time constraints.

4. What If I Experience Technical Difficulties?

The virtual meeting platform is fully supported across most internet browsers (Microsoft Edge, Firefox, Chrome and Safari) and devices (desktops, laptops, tablets and cell phones) running the most up-to-date version of applicable software and plug-ins. Participants should ensure that they have a sufficient internet connection wherever they intend to participate in the meeting.

Online access will open at 8:00 a.m. Eastern Time, 30 minutes prior to the start of the meeting, to allow time for you to log in and test your system and internet connectivity. We encourage you to access the meeting prior to the start time. For further assistance, you may call 1-888-724-2416 (toll free) or 1-781-575-2748 (international toll).

PROXY MATERIALS AND VOTING INFORMATION

5. Who May Vote at the 2024 Annual Meeting?

Only shareowners of record of our Common Stock as of the close of business on March 4, 2024, the record date, are entitled to notice of, and to vote at, the meeting or at any adjournments or postponements of the meeting.

Each shareowner of record on the record date is entitled to one vote for each share of Common Stock owned. On March 4, 2024, there were 4,311,190,648 shares of Common Stock issued and outstanding.

6. What Is the Difference Between Owning Shares as a Shareowner of Record and as a Beneficial Owner?

If your shares are registered directly in your name with the Company's registrar and transfer agent, Computershare, you are considered the "shareowner of record" with respect to those shares. If your shares are held in a bank or brokerage account, you are considered the "beneficial owner" of those shares.

7. What Is Included in the Proxy Materials? What Is a Proxy Statement and What Is a Proxy?

The proxy materials for our 2024 Annual Meeting include the Notice, this Proxy Statement and our Form 10-K. If you received a paper copy of these materials, the proxy materials also include a proxy card or voting instruction form.

A proxy statement is a document that SEC regulations require us to give you when we ask you to sign a proxy designating individuals to vote on your behalf. A proxy is your legal designation of another person to vote the stock you own. That other person is called a proxy.

If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card. We have designated three of our officers as proxies for the 2024 Annual Meeting. These three officers are James Quincey, John Murphy and Monica Howard Douglas.

The form of proxy and this Proxy Statement have been approved by the Board of Directors and are being provided to shareowners by the Board's authority.

8. Why Did I Receive a "Notice Regarding The Availability Of Proxy Materials" Instead of a Full Set of Proxy Materials?

We are furnishing proxy materials to our shareowners primarily via "Notice and Access" delivery pursuant to SEC rules. On or about March 18, 2024, we mailed to our shareowners (other than those who previously requested a printed set) a "Notice Regarding the Availability of Proxy Materials" containing instructions on how to access the proxy materials via the Internet. Utilizing this method of proxy delivery expedites receipt of proxy materials by our shareowners, reduces the cost of producing and mailing the full set of proxy materials, and helps us contribute to sustainable environmental practices.

If you receive a Notice by mail, you will not receive a printed copy of the proxy materials in the mail. Instead, the Notice instructs you on how to access the proxy materials and vote over the Internet. If you received a Notice by mail and would like to receive paper copies of our proxy materials in the mail, you may follow the instructions in the Notice for making this request. The Notice also contains instructions on how you may request to receive an electronic copy of our proxy materials by email.

9. Why Did I Receive More Than One Notice, Proxy Card or Voting Instruction Form?

If you received more than one Notice, proxy card or voting instruction form, you own shares registered in different names or own shares held in more than one account. To ensure that all shares are voted, please vote each account over the Internet or by telephone, or sign and return by mail all proxy cards and voting instruction forms. If you are a shareowner of record and would like to consolidate your accounts, please contact Computershare at (888) 265-3747 for assistance. If you hold your shares through a bank, broker or other nominee, you should contact them directly and request consolidation.

10. What Shares Are Included on the Proxy Card?

If you are a shareowner of record, you will receive only one Notice or proxy card for all of the shares of Common Stock you hold in certificate form, in book-entry form and in any Company benefit plan.

If you are a Company employee and own shares of Common Stock in The Coca-Cola Company 401(k) Plan, the Caribbean Refrescos, Inc. Thrift Plan, or any other of our U.S. 401(k) plans (collectively, the "Plans"), it is important that you direct the trustee(s) of the Plans how to vote your shares held in such Plans. If you do not vote your shares or specify your voting instructions on your proxy card, the trustee of the applicable Plan will vote your shares in the same proportion as the shares for which they have received voting instructions in accordance with the trustees' duties. **To allow sufficient time for voting by the trustee(s), your voting instructions must be received by April 26, 2024.**

If you are a beneficial owner (other than as a participant in a Plan set forth above), you will receive voting instruction information from the bank, broker or other nominee through which you own your shares of Common Stock.

11. What Are My Voting Choices for Each Of the Proposals to Be Voted on at the 2024 Annual Meeting and What Are the Voting Standards?

Proposal	Voting Choices and Board Recommendation	Voting Standard
Item 1: Election of Directors	• vote in favor of each nominee; • vote in favor of specific nominees; • vote against each nominee; • vote against specific nominees; • abstain from voting with respect to each nominee; or • abstain from voting with respect to specific nominees. **The Board recommends a vote FOR each of the Director nominees.**	Majority of votes cast
Item 2: Advisory Vote to Approve Executive Compensation	• vote in favor of the advisory proposal; • vote against the advisory proposal; or • abstain from voting on the advisory proposal. **The Board recommends a vote FOR the advisory vote to approve executive compensation.**	Majority of votes cast
Item 3: Approval of The Coca-Cola Company 2024 Equity Plan	• vote in favor of the 2024 Equity Plan; • vote against the 2024 Equity Plan; or • abstain from voting on the 2024 Equity Plan. **The Board recommends a vote FOR the approval of the 2024 Equity Plan.**	Majority of votes cast

Proposal	Voting Choices and Board Recommendation	Voting Standard
Item 4: Approval of The Coca-Cola Company Global Employee Stock Purchase Plan (GESPP)	• vote in favor of the GESPP; • vote against the GESPP; or • abstain from voting on the GESPP. **The Board recommends a vote FOR the approval of the GESPP.**	Majority of votes cast
Item 5: Ratification of the Appointment of Ernst & Young LLP as Independent Auditors	• vote in favor of the ratification; • vote against the ratification; or • abstain from voting on the ratification. **The Board recommends a vote FOR the ratification.**	Majority of votes cast
Items 6 - 8: Shareowner Proposals	A separate vote will be held on each of the three shareowner proposals, if properly presented at the meeting. With respect to each proposal, shareowners may: • vote in favor of the shareowner proposal; • vote against the shareowner proposal; or • abstain from voting on the shareowner proposal. **The Board recommends a vote AGAINST each of the shareowner proposals.**	Majority of votes cast

As an advisory vote, the proposal to approve executive compensation is not binding on the Company. The Talent and Compensation Committee will consider the outcome of the advisory vote to approve executive compensation when making future compensation decisions. Although the Audit Committee has the sole authority to appoint the Independent Auditors, as a matter of good corporate governance, the Board submits its selection of the Independent Auditors to our shareowners for ratification. If the shareowners do not ratify the appointment of Ernst & Young LLP, the Audit Committee will reconsider the appointment.

12. What Different Methods Can I Use to Vote?

See **page 1** for additional information about how to vote.

By Telephone or Internet Prior to the 2024 Annual Meeting. All shareowners of record can vote through the Internet in advance using the procedures and instructions described on the Notice or proxy card, or by touchtone telephone within the United States, United States territories and Canada, using the toll-free telephone number on the Notice or proxy card. Beneficial owners may vote in advance through the Internet or by telephone if their bank, broker or other nominee makes those methods available, in which case the bank, broker or other nominee will include the instructions with the proxy materials. The Internet and telephone voting procedures are designed to authenticate shareowners' identities, to allow shareowners to vote their shares and to confirm that their instructions have been recorded properly.

By Written Proxy. All shareowners of record can vote by written proxy card. If you are a shareowner of record and receive the Notice, you may request a written proxy card by following the instructions included in the Notice. If you are a beneficial owner, you may request a written proxy card or a voting instruction form from your bank, broker or other nominee.

Electronically During the 2024 Annual Meeting. After accessing the 2024 Annual Meeting as a shareowner of record or beneficial owner as described in question 2 above, shareowners of record and beneficial owners may vote electronically during the meeting.

13. What If I Am a Shareowner of Record and Do Not Specify a Choice for a Matter When Returning a Proxy?

Shareowners should specify their choice for each matter on the proxy card. If no specific instructions are given on all matters, proxies which are signed and returned will be voted:

• FOR the election of all Director nominees as set forth in this Proxy Statement
• FOR the advisory vote to approve executive compensation
• FOR the approval of The Coca-Cola Company 2024 Equity Plan
• FOR the approval of The Coca-Cola Company Global Employee Stock Purchase Plan (GESPP)
• FOR the ratification of the appointment of Ernst & Young LLP as Independent Auditors
• AGAINST each of the shareowner proposals

14. What If I Am a Beneficial Owner and Do Not Give Voting Instructions to My Broker?

As a beneficial owner, in order to ensure your shares are voted in the way you would like, you must provide voting instructions to your bank, broker or other nominee by the deadline provided in the materials you receive from your bank, broker or other

Refresh the World.
Make a Difference.
Voting Roadmap
Governance
Share Ownership
Compensation
Audit Matters
Shareowner Proposals
Annexes

nominee. If you do not provide voting instructions to your bank, broker or other nominee, whether your shares can be voted by such person depends on the type of item being considered for a vote.

Non-Discretionary Items. The election of Directors, the advisory vote to approve executive compensation, the approval of the 2024 Equity Plan, the approval of the GESPP and the shareowner proposals are non-discretionary items and may not be voted on by brokers, banks or other nominees who have not received specific voting instructions from beneficial owners.

Discretionary Items. The ratification of the appointment of Ernst & Young LLP as Independent Auditors is a discretionary item. Generally, banks, brokers and other nominees that do not receive voting instructions from beneficial owners may vote on this proposal in their discretion.

When a broker, bank or other holder of record is unable to vote shares due to a beneficial owner not providing voting instructions on non-discretionary items, it is called a "broker non-vote."

15. How Are Abstentions and Broker Non-Votes Counted?

Abstentions and broker non-votes are included in determining whether a quorum is present but will not be included in vote totals and will not affect the outcome of the vote.

16. What Can I Do If I Change My Mind After I Vote My Shares?

Shareowners can revoke a previously delivered proxy prior to the completion of voting at the meeting by:

- giving written notice to the Office of the Secretary of the Company;
- delivering a later-dated proxy; or
- attending the meeting and voting your shares electronically through the online meeting platform (if you are a beneficial owner, you must follow the instructions outlined in question 2).

17. Can I Access the Proxy Materials on the Internet? How Can I Sign Up for the Electronic Proxy Delivery Service?

The Notice, Proxy Statement and Form 10-K are available at **www.edocumentview.com/coca-cola**. In addition, shareowners are able to access these documents on the 2024 Annual Meeting page of the Company's website at **www.coca-colacompany.com/annual-meeting-of-shareowners**. Instead of receiving future copies of the Notice or proxy materials by mail, shareowners of record and most beneficial owners can elect to receive an e-mail that will provide electronic links to these documents. Opting to receive your Notice or proxy materials online will save us the cost of producing and mailing documents, help us contribute to sustainable practices, and give you an electronic link to the proxy voting site.

Electronic Document Delivery
- Electronic delivery has been offered since 2005.
- The Company has a tree planted on behalf of each shareowner that signs up for electronic delivery.
- Over 399,000 trees have been planted on behalf of Company shareowners.

Shareowners of Record. If you vote in advance on the Internet, simply follow the prompts for enrolling in the electronic document delivery service. You also may enroll in this service at any time in the future by going directly to **www.computershare.com/coca-cola** and following the instructions.

Beneficial Owners. If you hold your shares in a bank or brokerage account, you also may have the opportunity to receive copies of these documents electronically. Please check the information in the proxy materials provided to you by your bank, broker or other nominee regarding the availability of this service.

18. Are Votes Confidential? Who Counts the Votes?

We will continue our long-standing practice of holding the votes of all shareowners in confidence from Directors, officers and employees except:

- as necessary to meet applicable legal requirements and to assert or defend claims for or against the Company;
- in the case of a contested proxy solicitation;
- if a shareowner makes a written comment on the proxy card or otherwise communicates his or her vote to management; or
- to allow the independent inspectors of election to certify the results of the vote.

We also will continue, as we have for many years, to retain an independent tabulator to receive and tabulate the proxies and independent inspectors of election to certify the results.

19. When Will the Company Announce the Voting Results?

We will announce the preliminary voting results at the 2024 Annual Meeting. The Company will report the final results on our website and in a Current Report on Form 8-K filed with the SEC within four business days after the 2024 Annual Meeting.

20. Does the Company Have a Policy About Directors' Attendance at the Annual Meeting of Shareowners?

The Company does not have a policy about Directors' attendance at the Annual Meeting of Shareowners, but Directors are encouraged to attend. All Directors and Director nominees at the time attended the 2023 Annual Meeting of Shareowners.

21. How Are Proxies Solicited and What Is the Cost?

We bear all expenses incurred in connection with the solicitation of proxies. We have engaged Innisfree M&A Incorporated to assist with the solicitation of proxies for an estimated fee of $30,000 plus expenses. We will reimburse brokers, fiduciaries and custodians for their costs in forwarding proxy materials to beneficial owners of Common Stock.

Our Directors, officers and employees also may solicit proxies by mail, telephone and personal contact. They will not receive any additional compensation for these activities.

22. What Is Householding?

As permitted by the 1934 Act, only one copy of the Notice or proxy materials is being delivered to shareowners residing at the same address, unless the shareowners have notified the Company of their desire to receive multiple copies of the Notice or proxy materials. This is known as "householding."

The Company will promptly deliver, upon oral or written request, a separate copy of the Notice or proxy materials to any shareowner residing at an address to which only one copy was mailed. Requests for additional copies should be directed to the Office of the Secretary as described in the response to question 28. Shareowners of record residing at the same address and currently receiving multiple copies of the Notice or proxy materials may contact our registrar and transfer agent, Computershare, to request that only a single copy of the Notice or proxy materials be mailed in the future.

Contact Computershare by phone at (888) 265-3747 or by mail at P.O. Box 43078, Providence, RI 02940-3078.

Beneficial owners should contact their bank, broker or other nominee.

23. Will You Make Available a List of Shareowners Entitled to Vote at the 2024 Annual Meeting?

We will make available an electronic list of shareowners of record as of the record date for inspection by shareowners for any purpose germane to the meeting from April 20 through April 30, 2024. To access the electronic list during this time, please send your request, along with proof of ownership, by email to **shareownerservices@coca-cola.com**. Proof of ownership includes a copy of one of the following: (i) your proxy card or voting instruction form; (ii) the Notice received by postal mail or email; or (iii) an account statement or a brokerage statement reflecting your ownership of Common Stock as of March 4, 2024. You will receive confirmation of your request and instructions on how to view the electronic list.

24. What Information Is Included on the 2024 Annual Meeting Page of the Company's Website?

The 2024 Annual Meeting page of our website allows our shareowners to (i) easily access the Company's proxy materials; (ii) vote in advance of the meeting through the Internet; (iii) submit questions in advance of the meeting; (iv) listen to videos from our Lead Independent Director and Chair of the Talent and Compensation Committee; and (v) learn more about our Company. Shareowners may access the 2024 Annual Meeting page of our website at **www.coca-colacompany.com/annual-meeting-of-shareowners**.

25. Could Any Additional Proposals Be Raised at the 2024 Annual Meeting?

Management does not know of any items, other than those referred to in the accompanying Notice, which may properly come before the meeting or other matters incident to the conduct of the meeting. As to any other item or proposal that may properly come before the meeting, including voting on a proposal omitted from this Proxy Statement pursuant to the rules of the SEC, it is intended that proxies will be voted in the discretion of the proxy holders. See the response to question 29 for how to submit a proposal for action at the 2025 Annual Meeting of Shareowners.

COMPANY DOCUMENTS, COMMUNICATIONS, SHAREOWNER PROPOSALS AND DIRECTOR NOMINEES

26. How Can I View or Request Copies of the Company's Corporate Documents and SEC Filings, Including the Form 10-K?

The Company's website contains the Company's Certificate of Incorporation, Corporate By-Laws, Corporate Governance Guidelines and committee charters. To view these documents, go to **www.coca-colacompany.com**, click "Investors" then "Corporate

Governance" and then "Documents." To view the Company's Codes of Business Conduct, go to **www.coca-colacompany.com**, click "Investors" then "Corporate Governance" and then "Code of Conduct." To view the Company's SEC filings, including Forms 3, 4 and 5 filed by the Company's Directors and executive officers, go to **www.coca-colacompany.com**, click on "Investors," then "Filings & Reports" and then "All SEC Filings."

We will promptly deliver free of charge, upon request, a copy of the Corporate Governance Guidelines, committee charters or Codes of Business Conduct to any shareowner requesting a copy. Requests should be directed to the Office of the Secretary as described in the response to question 28.

The Form 10-K includes our consolidated financial statements for the year ended December 31, 2023. We have furnished the Form 10-K to all shareowners. The Form 10-K does not form any part of the material for the solicitation of proxies. We will promptly deliver free of charge, upon request, a copy of the Form 10-K to any shareowner requesting a copy. Requests should be directed to the Office of the Secretary as described in the response to question 28.

27. How Can I Communicate with the Company's Directors?

The Board has established a process to facilitate communication by shareowners and other interested parties with Directors. Communications can be addressed to Directors in care of the Office of the Secretary, The Coca-Cola Company, P.O. Box 1734, Atlanta, Georgia 30301 or by email to **asktheboard@coca-cola.com**.

Communications may be distributed to all Directors, or to any individual Director, as appropriate. At the direction of the Board, all mail received may be opened and screened for security purposes. In addition, items that are unrelated to the duties and responsibilities of the Board shall not be distributed. Such items include, but are not limited to: spam; junk mail and mass mailings; product complaints or inquiries; new product suggestions; resumes and other forms of job inquiries; surveys; and business solicitations or advertisements. In addition, material that is trivial, obscene, unduly hostile, threatening or illegal, or similarly unsuitable items, shall not be distributed. However, any communication that is not distributed will be made available to any independent, non-employee Director upon request.

To answer the many questions we receive about our Company and our products, we offer detailed information about common areas of interest on our "FAQs" page of our website, **www.coca-colacompany.com/faqs**.

28. What Is the Contact Information for the Office of the Secretary?

Materials may be sent to the Office of the Secretary (i) by mail to the Office of the Secretary, The Coca-Cola Company, P.O. Box 1734, Atlanta, Georgia 30301, or (ii) by email to **shareownerservices@coca-cola.com**.

29. What Is the Deadline to Propose Actions for Consideration at the 2025 Annual Meeting of Shareowners?

Shareowners may present proper proposals for inclusion in our 2025 Proxy Statement and for consideration at the 2025 Annual Meeting of Shareowners by submitting their proposals in writing to the Company in a timely manner. Proposals should be addressed to the Office of the Secretary as specified in question 28. For a shareowner proposal other than a director nomination to be considered for inclusion in our 2025 Proxy Statement for our 2025 Annual Meeting of Shareowners, we must receive the written proposal on or before November 18, 2024. In addition, shareowner proposals must otherwise comply with the requirements of Rule 14a-8 promulgated under the 1934 Act.

Under certain circumstances, shareowners may also submit nominations for directors for inclusion in our proxy materials by complying with the requirements in our By-Laws. For more information regarding proxy access, please see question 30.

Our By-Laws also establish an advance notice procedure for shareowners who wish to present a proposal, including the nomination of Directors, before an annual meeting of shareowners, but do not intend for the proposal to be included in our proxy materials. Pursuant to our By-Laws, in order for business to be properly presented before an annual meeting by a shareowner, the shareowner must have complied with the notice procedures specified in our By-Laws and such business must be a proper matter for shareowner action under the Delaware General Corporation Law. To be timely for our 2025 Annual Meeting of Shareowners, we must receive the written notice between December 2, 2024 and January 1, 2025. In addition to satisfying the requirements under our By-Laws, to comply with the universal proxy rules under the 1934 Act, shareowners who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the 1934 Act, no later than March 3, 2025. Notice should be addressed to the Office of the Secretary as specified in question 28.

In addition, the shareowner proponent, or a representative who is qualified under state law, must attend the 2025 Annual Meeting of Shareowners to present such proposal or nomination.

30. How Do I Nominate a Director Using the Proxy Access Provisions of the Company's By-Laws?

Our Board has adopted a "Proxy Access for Director Nominations" by-law. The proxy access by-law permits a shareowner, or a group of up to 20 shareowners, owning 3% or more of the Company's outstanding Common Stock continuously for at least three years to nominate and include in the Company's proxy materials director nominees constituting up to two individuals or 20%

of the Board (whichever is greater), provided that the shareowner(s) and the nominee(s) satisfy the requirements specified in Article I, Section 12 of our By-Laws.

Pursuant to our By-Laws, to be timely for inclusion in the proxy materials for our 2025 Annual Meeting of Shareowners, we must receive a shareowner's notice to nominate a Director using the Company's proxy materials between October 19, 2024 and November 18, 2024. Such notice should be addressed to the Office of the Secretary as specified in question 28. The notice must contain the information required by our By-Laws, and the shareowner(s) and nominee(s) must comply with the information and other requirements in our By-Laws relating to the inclusion of shareowner nominees in our proxy materials.

Annex B — Summary of Plans

The following section provides information on Company-sponsored plans in which the Named Executive Officers participated in 2023.

RETIREMENT PLANS – PENSION

TCCC Pension Plan. The TCCC Pension Plan is a broad-based tax-qualified defined benefit plan for substantially all U.S. employees of the Company and its participating subsidiaries. A participant's benefit formula in the TCCC Pension Plan is dependent on the participant's date of hire and age. The information below summarizes the provisions applicable to employees, including the participating Named Executive Officers. There are no special or enhanced pension plans for the Named Executive Officers.

Vesting. Pension benefits vest after completing one year of service.

Benefit Formula. Prior to 2010, all pension benefits were based on a percentage of the employee's final average compensation (the five highest consecutive years out of the last 11) up to the limit for each year as set by the Tax Code, multiplied by the employee's years of credited service. Effective January 1, 2010, participants began accruing a pension benefit under a new cash balance formula (known as the Part B benefit). Participants employed as of December 31, 2009 retained the pension benefit they accrued under the prior benefit calculation formula through December 31, 2009 (known as the Part A benefit) and were eligible for one or more special transition benefits. As a result, beginning in 2010 and through June 30, 2022, a participant's benefit was potentially based on two formulas, Part A (prior benefit calculation formula) plus Part B (new cash balance formula). Under the cash balance formula, the Company makes an annual pay credit allocation to each active participant's account on December 31, ranging from 3% to 8% of compensation, based on the participant's date of hire and age. Beginning July 1, 2022, the annual pay credit was set at 5.5%, credited monthly, with a transition period through June 30, 2027 for participants whose annual pay credit was above 5.5% as of June 30, 2022. In addition, effective July 1, 2022, the Company makes a monthly interest credit allocation based on the value of the participant's account as of the first day of such month. Prior to July 1, 2022, the interest credit was made annually.

The term "compensation" for determining the pension benefit generally includes base salary, overtime, commissions and cash incentive awards, but excludes any amounts related to stock options, performance-based cash awards, PSUs, restricted stock or RSUs. It also excludes deferred compensation and any extraordinary payments related to hiring or termination of employment.

Payment of Benefits. When benefits become payable upon separation from service, participants may choose between an annuity or a lump sum option. The TCCC Pension Plan provides for payment of a reduced benefit prior to normal retirement age and/or the current cash balance amount, as applicable.

Limitations on Benefits. In 2023, a participant could receive no more than $265,000 annually from the TCCC Pension Plan and no compensation in excess of $330,000 for the year could be taken into account for calculating benefits under the TCCC Pension Plan.

TCCC Supplemental Pension Plan. The TCCC Supplemental Pension Plan makes employees whole when the Tax Code limits the benefit that otherwise would accrue under the TCCC Pension Plan. The TCCC Supplemental Pension Plan also operates to keep employees whole when they defer part of their base salary or annual incentive under the Deferred Compensation Plan. Otherwise, electing to defer would reduce an employee's pension benefits.

Vesting. Vesting and benefits under the TCCC Supplemental Pension Plan are calculated generally in the same manner as if the participant's otherwise eligible compensation or full annual benefit were able to be paid from the TCCC Pension Plan.

Payment of Benefits. Benefits become payable upon separation from service. The form of payment is dictated by the terms of the plan and the participant's age and years of service at the time of separation. The cash balance portion of the TCCC Supplemental Pension Plan is paid as a lump sum. The traditional pension benefit portion is paid as an annuity if the participant separates on or after the earliest retirement date (generally, age 55 with 10 years of service). Otherwise, the traditional pension benefit portion is paid as a lump sum.

Mobile Plan. The Mobile Plan provides a retirement benefit to globally mobile employees. The Mobile Plan applies the same terms to international service employees worldwide. Under the Mobile Plan, a globally mobile employee's account is credited with a monthly percentage of pay ("pay credit") and a defined rate of return ("interest credit"). The pay credit is generally 10% of pay, less any benefits provided by local retirement plans. Both pay credits and interest credits are immediately vested. A participant will continue to receive monthly interest credits for as long as participation in the Mobile Plan continues, even if the employee is no longer on a global assignment. Globally mobile employees who participated in certain other plans were transitioned to the Mobile Plan as of December 31, 2011 and were eligible for a monthly "transition credit" of up to 18% of pay based on the participant's date of hire, age and service. Benefits accrued under such other plans were converted to an opening balance in the Mobile Plan as part of the transition.

RETIREMENT PLANS – 401(K) AND SAVINGS PLANS

401(k) Plan. The 401(k) Plan is a broad-based tax-qualified defined contribution plan for most U.S. employees of the Company and its participating subsidiaries. The Company matches participant contributions up to a maximum of 3.5% of the participant's compensation or the amount allowable under the limits imposed under the Tax Code, whichever is lower. The Company's matching contribution is initially invested in Common Stock, but participants may move the contribution to any other available investment option. Employees are immediately 100% vested in Company matching contributions. For 2023, compensation over $330,000 could not be taken into account under the 401(k) Plan.

Supplemental 401(k) Plan. The Supplemental 401(k) Plan makes employees whole when the Tax Code limits the Company matching contributions that otherwise would be credited to them under the 401(k) Plan. The Supplemental 401(k) Plan also operates to keep employees whole when they defer part of their base salary or annual incentive under the Deferred Compensation Plan. The Company credits the employee with the Company matching contributions in hypothetical share units of Common Stock. The value of the accumulated share units, including dividend equivalents, is paid in cash after separation from service. Participants are immediately vested in their contributions. Employees are not permitted to make contributions to the Supplemental 401(k) Plan.

Spanish Savings Plan. The Spanish Savings Plan consists of a general plan and supplementary plans which are broad-based defined contribution plans that complement social security coverage provided in Spain for eligible employees. In the general plan, employees contribute based on their pensionable salary, in fixed percentages according to applicable legislation. The Company triples the employee's contribution to the general plan. Participation in the supplementary plans is optional and being active in the general plan is a requirement to contribute. Employees can choose to contribute to the supplementary plans from 1% to a maximum of 5% of their pensionable salary. The Company matches contributions to supplementary plans into an early retirement insurance policy. Vesting of these contributions occurs upon fulfillment of applicable social security early retirement rules, while still employed with the Company. Generally, under the Spanish Savings Plan, normal retirement age is 65 and benefits may not be drawn before age 60.

UK Savings Plan. The UK Savings Plan is a broad-based registered defined contribution plan in which the majority of employees in the UK participate. Effective April 2019, participants must contribute 4% of pensionable salary and the Company contributes 10% of pensionable salary. There are no limits to the amount of contributions that employees can make to their pension account; however, tax effectiveness of contributions is limited by both an annual allowance and a lifetime allowance. These amounts have changed frequently over recent years and continue to be subject to change. For the 2023/2024 tax year, the annual allowance was £60,000 and the lifetime allowance was £1,073,100. Generally, under the plan, normal retirement age is 65 and benefits may not be drawn before age 55.

INCENTIVE PLANS

Annual Incentive Plan. The Company maintains the Annual Incentive Plan for employees above a specified job level. The Annual Incentive Plan provides an annual cash payment based on predefined performance measures. The Talent and Compensation Committee may designate one or more performance measures from the list contained in the plan. Annual incentive ranges are established for each participant. Payments are generally made in March in the year following the applicable performance year. No participant may receive an annual payment greater than $10,000,000. See **page 60** for additional information about the Annual Incentive Plan.

Long-Term Incentive Plans. The Company maintains long-term incentive plans for employees above a specified job level. The following types of awards may be granted under the plans, as designated by the Talent and Compensation Committee: (i) stock options; (ii) PSUs; (iii) restricted stock and RSUs; (iv) other performance-based awards, payable in cash or Common Stock; (v) stock appreciation rights; and (vi) other stock-based awards. The Company currently has outstanding awards of stock options, PSUs, restricted stock, RSUs and performance-based cash awards, which are described below. See **page 62** for additional information about long-term incentive compensation.

Stock Options. Stock options give the holder the right to purchase shares of Common Stock at a specified price during specified time periods. The exercise price of an option may not be less than the fair market value of Common Stock on the grant date. The fair market value is the average of the high and low prices of a share of Common Stock on the grant date.

In certain foreign jurisdictions, the law requires additional restrictions on the calculation of the option price. The grants provide that stock options generally may not be exercised during the first 12 months after the grant date. Generally, options vest 25% annually and have a term of ten years. The Company's current compensation programs include stock options as part of the annual long-term compensation awards made to eligible employees.

PSUs. PSUs provide an opportunity for employees to receive Common Stock if predefined performance measures are met for a predefined performance period. The Company's current compensation programs include PSUs as part of the annual long-term compensation awards made to eligible employees.

Restricted Stock and RSUs. Restricted stock awards may be performance-based or time-based. Shares of stock are granted and transferred into the employee's name. Shares remain subject to forfeiture until the shares are released under the terms of the awards. RSU awards may be performance-based or time-based and are settled in stock when all required criteria are met. Employees do not receive any dividend equivalents on RSUs during the term. The Company's current compensation programs include RSUs as part of the annual long-term compensation awards made to eligible employees. No Named Executive Officer received RSUs in 2023.

Performance Cash Awards. Performance cash awards are used in countries where it is difficult to grant equity. Employees who receive performance cash awards do not receive equity awards as part of the long-term incentive program. No Named Executive Officer received a performance cash award in 2023.

Other Awards. While the 2014 Equity Plan provides the Talent and Compensation Committee discretion to grant different types of equity awards, including SARs and other stock-based awards such as unrestricted shares, no such awards have been or are expected to be granted to Named Executive Officers.

OTHER PLANS

Deferred Compensation Plan. The Deferred Compensation Plan is a nonqualified and unfunded deferred compensation program offered to approximately 400 U.S.-based Company employees in 2023. International service employees do not participate in the Deferred Compensation Plan. Eligible participants may defer up to 80% of their base salary and up to 95% of their annual incentive. The Company has the benefit of full unrestricted use of all amounts deferred under the Deferred Compensation Plan until such amounts are required to be distributed to the plan participants. Gains and losses are credited based on the participant's election of a variety of deemed investment choices. The Company does not match any employee deferral or guarantee a return. Participants' accounts may or may not appreciate and may depreciate depending on the performance of their deemed investment choices. None of the deemed investment choices provide returns at above-market or preferential rates. All deferrals are paid out in cash upon distribution. Participants may schedule a distribution during employment or may opt to receive their balance after separation from service. Participants who are considered "specified employees" under Tax Code Section 409A (generally, the top 50 highest paid executives) may not receive a post-termination distribution for at least six months following separation. On occasion, the Company may provide a one-time credit to the Deferred Compensation Plan to make up for benefits lost under various circumstances, such as benefits lost at a prior employer. The Company has not provided any such credits for any of the Named Executive Officers.

International Service Programs. International service program benefits generally include relocation expenses, a housing allowance (including certain housing expenses), a cost-of-living adjustment (a cash adjustment designed to provide equivalent purchasing power), certain cash allowances recognizing differences in living conditions in the host location, a home leave allowance and currency protection. The programs also provide tax preparation services and tax equalization, where applicable. There were approximately 375 participants in these programs in 2023.

TCCC Severance Plan. The TCCC Severance Plan provides cash severance benefits to eligible employees who are involuntarily terminated. Eligible employees include regular, non-union U.S. employees and global mobility employees. Generally, benefits are payable when an employee is terminated involuntarily due to certain circumstances such as an internal reorganization or position elimination. Benefits are not payable if the employee is offered a comparable position with the Company or one of its affiliates, is terminated for cause or has entered into a separate agreement. The benefit payable is determined based on job level, salary and/or length of service. The minimum benefit is eight weeks of base pay and the maximum benefit is two years of base pay.

Annex C — Reconciliations of GAAP and Non-GAAP Financial Measures

The Company reports its financial results in accordance with accounting principles generally accepted in the United States ("GAAP" or referred to herein as "reported"). However, management believes that certain non-GAAP financial measures provide investors with additional meaningful financial information that should be considered when assessing our underlying business performance and trends. Management also uses these non-GAAP financial measures in making financial, operating, compensation and planning decisions and in evaluating the Company's performance. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company's reported results prepared in accordance with GAAP. Our non-GAAP financial measures do not represent a comprehensive basis of accounting.

For additional details regarding the reconciliations of GAAP and non-GAAP financial measures below, see the Company's Current Report on Form 8-K filed with the SEC on February 13, 2024. This information is also available on the Company's website, **www.coca-colacompany.com** by clicking on "Investors," then "Filings & Reports" and then "All SEC Filings."

| (UNAUDITED) | | **Less: Adjustments to Reported Net Operating Revenues** | | |
Percent Change	**Reported Net Operating Revenues (GAAP)**	**Currency Impact**	**Impact of Acquisitions, Divestitures and Structural Changes, Net**	**Organic Revenues (Non-GAAP)**
2019	**9**	(4)	7	6
2020	**(11)**	(2)	0	(9)
2021	**17**	1	0	16
2022	**11**	(7)	2	16
2023	**6**	(4)	(1)	12
2019-2022 Average Percent Change	**6**			7

| (UNAUDITED) | | **Less: Adjustments to Reported Operating Income** | | | | **Comparable Currency Neutral Operating Income Excluding Structural Changes (Non-GAAP)** |
Percent Change	**Reported Operating Income (GAAP)**	**Items Impacting Comparability**	**Comparable Currency Impact**	**Comparable Currency Neutral Operating Income (Non-GAAP)**	**Structural Changes Impact**	
2019	**10**	5	(8)	13	0	14
2020	**(11)**	(5)	(6)	0	0	0
2021	**15**	1	2	12	0	12
2022	**6**	(5)	(8)	19	0	19
2023	**4**	(4)	(7)	16	(1)	16
2019-2022 Average Percent Change	**5**			11		11

| (UNAUDITED) | | **Less: Adjustments to Reported EPS** | |
Percent Change	**Reported EPS (GAAP)**	**Items Impacting Comparability**	**Comparable EPS (Non-GAAP)**
2023	**13**	4	8

| (UNAUDITED) | **Year Ended** |
(In millions)	**December 31, 2023**
Net Cash Provided by Operating Activities (GAAP)	**$ 11,599**
Purchases of Property, Plant and Equipment (GAAP)	**(1,852)**
Free Cash Flow (Non-GAAP)	$ 9,747

Note: Certain rows may not add due to rounding.

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